As filed with the Securities and Exchange Commission on June 17, 2010

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4 REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALLBRITTON COMMUNICATIONS COMPANY

(Exact name of registrant as specified in its charter)

Delaware	4833	74-1803105
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1000 Wilson Boulevard, Suite 2700

Arlington, VA 22209

(703) 647-8700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen P. Gibson

Senior Vice President & Chief Financial Officer

Allbritton Communications Company

1000 Wilson Boulevard, Suite 2700

Arlington, VA 22209

(703) 647-8700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Jerald N. Fritz, Esq.	Michael Conlon, Esq.
Allbritton Communications Company	Fulbright & Jaworski L.L.P.
1000 Wilson Boulevard, Suite 2700	1301 McKinney, Suite 5100
Arlington, VA 22209	Houston, TX 77010
(703) 647-8700	(713) 651-5151

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per Note	Proposed maximum aggregate offering price	Amount of registration fee(1)
8% Series B Senior Notes due 2018	$455,000,000	100%	$455,000,000	$32,442

(1)	Pursuant to Rule 457(f) under the Securities Act of 1933, the registration fee has been calculated based on the market value of the 8% Senior Notes due 2018 of ACC for which the securities registered hereby will be exchanged, which is estimated to be the face amount of such Notes.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion dated June 17, 2010

ALLBRITTON COMMUNICATIONS COMPANY

Offer to Exchange

up to $455,000,000 of

8% Senior Notes due 2018

that have not been registered under

the Securities Act of 1933

for

up to $455,000,000 of

8% Series B Senior Notes due 2018

that have been registered under

the Securities Act of 1933

The Exchange Offer

We are offering to exchange up to an aggregate principal amount of $455.0 million of our 8% series B senior notes due 2018 (the “exchange notes”), for an equal principal amount of our 8% senior notes due 2018 (the “initial notes”), which were initially sold on April 30, 2010.

The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2010, unless extended. Tenders of initial notes may be withdrawn at any time prior to the expiration of the exchange offer. All initial notes that are validly tendered and not withdrawn by the expiration date will be exchanged. Any initial notes not tendered and accepted in the exchange offer will remain outstanding and will continue to be subject to the existing transfer restrictions.

The exchange offer is not subject to any conditions other than that the exchange offer does not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission (the “Commission”), and that no judicial or administrative proceeding is pending or has been threatened that would limit us from proceeding with the exchange offer.

The Exchange Notes

The terms of the exchange notes to be issued in the exchange offer are substantially identical to the terms of the initial notes, except that the exchange notes have been registered under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the exchange notes will not be subject to transfer restrictions applicable to the initial notes or contain provisions relating to additional interest and will not entitle the holder to registration rights. We will not apply for listing of the exchange notes on any securities exchange or arrange for them to be quoted on any quotation system.

We urge you to carefully review the risk factors beginning on page 14 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2010

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct nor do we imply those things by delivering this prospectus or selling securities to you.

In connection with the exchange offer, we have filed with the Commission a registration statement on Form S-4 under the Securities Act relating to the exchange notes to be issued in the exchange offer. As permitted by the Commission, this prospectus incorporates important business and financial information about us that is not included or delivered with this prospectus. Such information is available without charge to holders of initial notes upon written or oral request made to Allbritton Communications Company, 1000 Wilson Boulevard, Suite 2700, Arlington, VA 22209, Attn: Senior Vice President & Chief Financial Officer, (703) 647-8700. To obtain timely delivery of any requested information, holders of initial notes must make any request no later than five business days prior to the expiration of the exchange offer.

i

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

CAUTIONARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included or incorporated by reference in this prospectus, including, without limitation, statements in the section titled “Risk Factors” and elsewhere in this prospectus regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct. Important factors that could cause actual results to differ materially from our expectations (“Cautionary Statements”) are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included or incorporated in this prospectus. These forward-looking statements involve risks and uncertainties, including current trend information that may cause our actual future activities and results of operations to be materially different from those suggested or described in this prospectus. There are a number of factors that could cause our actual results to differ materially from those projected in such forward-looking statements. These factors include, without limitation:

•	our outstanding indebtedness and high degree of leverage;

•	the restrictions imposed on us by the terms of our indebtedness;

•

the high degree of competition from both over-the-air broadcast stations and programming alternatives such as cable television, wireless cable, in-home satellite distribution service, pay-per-view and home video and entertainment services;

•	the impact of new technologies;

•	changes in Federal Communications Commission (“FCC”) regulations;

•	FCC license renewal requirements;

•	decreases in the demand for advertising due to weakness in the economy; and

•	the variability of our quarterly results and our seasonality.

All subsequent written and oral forward-looking statements attributable to us, or persons acting on any of our behalf, are expressly qualified by the Cautionary Statements. We undertake no obligation to update forward-looking statements to reflect developments or information obtained after the date on the cover page of this prospectus.

MARKET AND INDUSTRY DATA

In this prospectus and the documents incorporated by reference we rely on and refer to information regarding market data obtained from internal surveys, market research, publicly available information and industry publications. Although we believe the information is reliable, we cannot guarantee the accuracy or completeness of the information and have not independently verified it. The terms “market area,” “designated market area” and “DMA” refer to the term Designated Market Area, developed by Nielsen Media Research, Inc. (“Nielsen”), and are used by the television industry to indicate a geographically distinct television market.

Depending on the context in which they are used, the following “call letters” refer either to the corporate owner of the station indicated or to the station itself: “WJLA” and “NewsChannel 8” together refer to WJLA-TV/NewsChannel 8, a division of ACC (operator of WJLA-TV and NewsChannel 8, Washington, D.C.); “WHTM” refers to Harrisburg Television, Inc. (licensee of WHTM-TV, Harrisburg, Pennsylvania); “KATV” refers to KATV, LLC (licensee of KATV, Little Rock, Arkansas); “KTUL” refers to KTUL, LLC (licensee of KTUL, Tulsa, Oklahoma); “WCIV” refers to WCIV, Inc. (licensee of WCIV, Charleston, South Carolina); “WSET” refers to WSET, Incorporated (licensee of WSET-TV, Lynchburg, Virginia); “WCFT,” “WBMA” and “WJSU” refer to TV Alabama, Inc. (licensee of WCFT-TV, Tuscaloosa, Alabama, WBMA-LP, Birmingham, Alabama and WJSU-TV, Anniston, Alabama). The term “Politico” refers to Capitol News Company, LLC. The term “ACCLI” refers to ACC Licensee, Inc. (licensee of WJLA). The term “ATP” refers to Allbritton Television Productions, Inc. and the term “Perpetual” refers to Perpetual Corporation, which is controlled by Joe L. Allbritton and his immediate family or trusts for their benefit (“the Allbritton family”). “AG” refers to Allbritton Group, LLC, which is controlled by Perpetual and is ACC’s parent. “Allfinco” refers to Allfinco, Inc., a wholly-owned subsidiary of ACC and parent company of Harrisburg Television, Inc. and TV Alabama, Inc.

PROSPECTUS SUMMARY

Unless stated otherwise, the discussion in this prospectus of our business includes the business of Allbritton Communications Company and its subsidiaries. Except as otherwise indicated or as the context otherwise requires, in this prospectus, the words “we,” “us,” “our,” “Company,” and “Allbritton” refer to Allbritton Communications Company and its subsidiaries, and “ACC” refers solely to Allbritton Communications Company. The following summary contains basic information about the Company, this exchange offer and the exchange notes. It likely does not contain all the information that is important to you. For a more complete understanding of our business, this exchange offer and the exchange notes, we encourage you to read this entire document and the documents to which we have referred you. Our fiscal year ends on September 30 of each year.

Our Company

Overview

We own and operate ABC network-affiliated television stations serving six geographic markets ranging from the 9th to the 67th largest designated market area, or DMA, reaching approximately 5.0% of the television households in the United States. We also own NewsChannel 8, which provides 24-hour per day basic cable television programming primarily focused on regional and local news for the Washington, D.C. metropolitan area. The operations of NewsChannel 8 are integrated with WJLA, our Washington, D.C. ABC affiliate.

The following table sets forth general information for each of our owned and operated stations as of November 2009:

Designated Market Area	Station	Network Affiliation	Digital Channel Frequency	Market Rank or DMA(1)	Total Commercial Competitors in Market(2)	Station Audience Share(3)	Rank in Market(4)	Acquisition Date
Washington, D.C.	WJLA	ABC	7/VHF	9	7	22%	2	01/29/76
Harrisburg-Lancaster-York-Lebanon, PA	WHTM	ABC	10/UHF	39	4	27%	2	03/01/96
Birmingham (Anniston and Tuscaloosa), AL(5)
	WBMA/ WCFT/ WJSU	ABC	—	40	6	23%	2	—
Birmingham	WBMA	ABC	58/UHF	—	—	—	—	08/01/97
Anniston	WJSU	ABC	9/UHF	—	—	—	—	03/22/00	(6)
Tuscaloosa	WCFT	ABC	33/UHF	—	—	—	—	03/15/96
Little Rock, AR	KATV	ABC	22/VHF	56	5	34%	1	04/06/83
Tulsa, OK	KTUL	ABC	10/VHF	61	6	23%	2	04/06/83
Roanoke-Lynchburg, VA	WSET	ABC	13/VHF	67	4	27%	2	01/29/76	(7)

(1)	Represents market rank based on the U.S. Television Household Estimates published by Nielsen in September 2009.
(2)	Represents the total number of commercial broadcast television stations in the DMA with an audience share of at least 1% in the 6:00 a.m. to 2:00 a.m., Sunday through Saturday, time period, based on the Nielsen Station Index for November 2009.
(3)	Represents the station’s share of total viewing of commercial broadcast television stations in the DMA for the time period of 6:00 a.m. to 2:00 a.m., Sunday through Saturday, based on the Nielsen Station Index for November 2009.
(4)	Represents the station’s rank in the DMA based on its share of total viewing of commercial broadcast television stations in the DMA for the time period of 6:00 a.m. to 2:00 a.m., Sunday through Saturday, based on the Nielsen Station Index for November 2009.
(5)	TV Alabama serves the Birmingham market by simultaneously broadcasting identical programming over WBMA, WCFT and WJSU. The stations are listed on a combined basis by Nielsen as WBMA+, the call sign of the low power television station.

(6)	We began programming WJSU pursuant to a local marketing agreement in December 1995 and acquired the station in March 2000.
(7)	WSET has been indirectly owned and operated by the Allbritton family since 1976. On March 1, 1996, WSET became a wholly-owned subsidiary of ACC.

Business Strategy

Our business strategy is to focus on building net operating revenues and net cash provided by operating activities. To achieve this strategy, we concentrate on four key elements:

Local News and Community Leadership.    Our stations strive to be local news leaders and to exploit the revenue potential associated with local news leadership. Since the acquisition of each station, we have focused on building that station’s local news programming franchise as the foundation for building significant audience share. In each of our market areas, we develop additional information-oriented programming designed to expand the stations’ hours of commercially valuable local news and other programming with relatively small incremental increases in operating expenses. Local news programming is commercially valuable because of its high viewership level, the attractiveness to advertisers of the demographic characteristics of the typical news audience (allowing stations to charge higher rates for advertising time) and the enhanced ratings of other programming in time periods adjacent to the news. In addition, we believe strong local news product has helped differentiate local broadcast stations from the increasing number of cable programming competitors that generally do not provide this material. We strive in each of our markets to generate additional audience and revenue through Internet and mobile distribution of our news programming.

High Quality Non-Network Programming.    Our stations are committed to attracting viewers through an array of syndicated and locally-produced programming to fill those periods of the broadcast day not programmed by the network. This programming is selected by us based on its ability to attract audiences highly valued in terms of demographic makeup on a cost-effective basis and reflects a focused strategy to migrate and hold audiences from program to program throughout dayparts. Audiences highly valued in terms of demographic makeup include women aged 18-49 and all adults aged 25-54. These demographic groups are perceived by advertisers as the groups with the majority of buying authority and decision-making in product selection.

Local Sales Development Efforts.    We believe that television stations with a strong local presence and active community relations can realize additional revenue from advertisers through the development and promotion of special programming and community events as well as through expanded production of regularly scheduled local news and information programming. Each of our stations has developed such additional products, including high quality programming of local interest and sponsored community events. Such sponsored events have included health fairs, contests, job fairs, parades and athletic events and have provided advertisers, who are offered participation in such events, an opportunity to direct a marketing program to targeted audiences. These additional local interest programs and sponsored community events have proven successful in attracting incremental local advertising revenues. The stations also seek to maximize their local sales efforts through the use of extensive research and targeted demographic studies.

Cost Control.    We believe that controlling costs is an essential factor in achieving and maintaining the profitability of our stations. We believe that by delivering highly targeted audience levels and controlling programming and operating costs, our stations can achieve increased levels of revenue and operating cash flow. Each station rigorously manages its expenses through a budgetary control process and project accounting, which include an analysis of revenue and programming costs by daypart. Moreover, each station closely monitors its staffing levels.

Principal Executive Offices

Our principal executive offices are located at 1000 Wilson Boulevard, Suite 2700, Arlington, VA 22209 and our telephone number at that address is (703) 647-8700.

Risk Factors

Investing in the exchange notes involves risks. You should carefully consider all the information contained in this prospectus, including information in documents incorporated by reference, prior to participating in the exchange offer. In particular, we urge you to consider carefully the factors set forth under “Risk Factors” beginning on page 14 of this prospectus and those risk factors described in our Annual Report on Form 10-K for the fiscal year ended September 30, 2009.

The Refinancing

On April 29, 2010, we executed an amendment to our senior credit facility with Bank of America, N.A., as administrative agent, and Deutsche Bank Securities Inc., as syndication agent, dated as of August 23, 2005 (as amended, the “Senior Credit Facility”), to, among other things, permit us to complete the offering of $455 million aggregate principal amount of the initial notes.

On April 30, 2010, we issued and sold $455 million aggregate principal amount of the initial notes at par. On April 16, 2010, we commenced a cash tender offer to purchase $455 million aggregate principal amount of our 7¾% senior subordinated notes due 2012 (the “2012 Notes”). On April 30, 2010 and May 14, 2010, we accepted for purchase $405.5 million aggregate principal amount of the 2012 Notes in accordance with the terms of our tender offer. On June 1, 2010, we redeemed the remaining $49.5 million aggregate principal amount of 2012 Notes.

We used the net proceeds of the offering of approximately $444.5 million, together with borrowings under our Senior Credit Facility of approximately $17.4 million to purchase or redeem all $455 million aggregate principal amount of our 2012 Notes for $461.9 million. Please refer to the section in this prospectus entitled “Use of Proceeds.”

In this prospectus, the execution of the amendment to our Senior Credit Facility and the offering of the initial notes and the use of proceeds therefrom, together with the use of approximately $17.4 million of borrowings under our Senior Credit Facility, are collectively referred to as the “Refinancing.”

The Exchange Offer

Background of the Initial Notes	We issued $455 million aggregate principal amount of 8% Senior Notes due 2018 to initial purchasers on April 30, 2010. The initial purchasers then sold the initial notes to qualified institutional buyers and certain non-U.S. investors in reliance on Rule 144A and Regulation S under the Securities Act. Because they were sold pursuant to exemptions from registration, the initial notes are subject to transfer restrictions.

In connection with the issuance of the initial notes, we entered into a registration rights agreement in which we agreed to deliver to you this prospectus and to use commercially reasonable efforts to complete the exchange offer, or to file and cause to become effective a registration statement covering the resale of the exchange notes, for the initial notes.

Exchange Offer	We are offering to exchange up to $455 million aggregate principal amount of 8% Senior Notes due 2018 that have not been registered under the Securities Act for an equal amount of our 8% Series B Senior Notes due 2018. The initial notes may be exchanged only in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. We will issue the exchange notes to holders on or promptly after the expiration of the exchange offer.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2010, unless we decide to extend it.

Resale of Exchange Notes	Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, and except as provided below, we believe that the exchange notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

•	the exchange notes are being acquired in the ordinary course of business;

•

you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer;

•	you are not an affiliate of ours;

•	you are not a broker-dealer tendering initial notes acquired directly from us for your account; and

•	you are not prohibited by law or any policy of the Commission from participating in the exchange offer.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for the initial notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes issued in the exchange offer. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes issued to it in the exchange offer.

Conditions to the Exchange Offer	The registration rights agreement does not require us to accept initial notes for exchange if the exchange offer, or the making of any exchange by a holder of the initial notes, would violate any applicable law or interpretation of the staff of the Commission. The exchange offer is not conditioned on a minimum aggregate principal amount of initial notes being tendered.

Procedures for Tendering Initial Notes	To participate in the exchange offer, you must follow the procedures established by The Depository Trust Company, or DTC, for tendering notes held in book-entry form. These procedures, which we call “ATOP,” require that (i) the exchange agent receive, prior to the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through DTC’s automated tender offer program, and (ii) DTC confirms that:

•	DTC has received your instructions to exchange your initial notes, and

•	you agree to be bound by the terms of the letter of transmittal.

For more information on tendering your initial notes, please refer to the sections in this prospectus entitled “Exchange Offer—Terms of the Exchange Offer,” and “Exchange Offer—Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your initial notes and:

•	they are not immediately available;

•	time will not permit your initial notes or other required documents to reach the exchange agent before the expiration of the exchange offer; or

•	you cannot complete the procedure for book-entry transfer on a timely basis,

you may tender your initial notes in accordance with the guaranteed delivery procedures set forth in “Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw your tender of initial notes at any time prior to the expiration date. To withdraw, you must submit a notice of withdrawal to the exchange agent using ATOP procedures before 5:00 p.m., New York City time, on the expiration date of the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer—Withdrawal of Tenders.”

Acceptance of Initial Notes and Delivery of Exchange Notes	If you fulfill all conditions required for proper acceptance of initial notes, we will accept any and all initial notes that you properly tender in the exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial note that we do not accept for exchange to you without expense promptly after the expiration date and acceptance of the initial notes for exchange. Please refer to the section in this prospectus entitled “Exchange Offer—Terms of the Exchange Offer.”

Fees and Expenses	We will bear expenses related to the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer—Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy our obligations under a registration rights agreement with the initial purchasers of the initial notes. Please refer to the section in this prospectus entitled “Use of Proceeds” for a discussion of our use of proceeds from the issuance of the initial notes.

Consequences of Failure to Exchange Initial Notes

If you do not exchange your initial notes in this exchange offer, you will no longer be able to require us to register the initial notes under the Securities Act except in limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless we have registered the initial notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. Please refer to “Risk Factors—Risks Relating to the Exchange Offer—Your failure to participate in the exchange offer will have adverse consequences.”

Certain U.S. Federal Income Tax Consequences of the Exchange Offer	The exchange of exchange notes for initial notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. Please read “Certain U.S. Federal Income Tax Consequences of the Exchange Offer.”

Accounting Treatment	We will not recognize a gain or loss for accounting purposes as a result of the exchange offer.

Exchange Agent	We have appointed U.S. Bank National Association as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal to the exchange agent addressed as follows: U.S. Bank National Association, Corporate Trust Services, 60 Livingston Avenue, St. Paul, MN 55107. Eligible institutions may make requests by facsimile at (651) 495-8158 and may confirm facsimile delivery by calling (800) 934-6802.

The Exchange Notes

The exchange notes will be substantially identical to the initial notes except that the exchange notes are registered under the Securities Act and will not have restrictions on transfer, registration rights or provisions for additional interest. The exchange notes will evidence the same debt as the initial notes, and the same indenture will govern the exchange notes and the initial notes. The initial notes and the exchange notes are sometimes collectively referred to in this prospectus as the “notes.”

The following summary contains basic information about the exchange notes and is not intended to be complete. It does not contain all information that may be important to you. For a more complete understanding of the exchange notes, please refer to the section entitled “Description of the Exchange Notes” in this prospectus.

Issuer	Allbritton Communications Company.

Securities Offered	$455 million aggregate principal amount of 8% series B senior notes due 2018.

Maturity	May 15, 2018.

Interest Rate	8% per year (calculated using a 360-day year).

Interest Payment Dates	Interest on the notes will be paid semi-annually in arrears on May 15 and November 15 of each year commencing on November 15, 2010. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the initial note tendered in exchange thereof, or, if no interest has been paid on the initial note, from the date of the original issue of the initial note.

Ranking

The exchange notes, like the initial notes, will be unsecured senior obligations of the Company, will rank equally in right of payment to all of our existing and future senior indebtedness and senior in right of payment to all of our existing and future subordinated debt. The notes will be effectively subordinated in right of payment to our secured indebtedness (including any obligations under our Senior Credit Facility) to the extent of the value securing such indebtedness. The notes will be structurally subordinated to all existing and future liabilities (including trade payable and lease obligations) of each of our existing and future subsidiaries. As of March 31, 2010, on an as adjusted basis giving effect to the Refinancing, we would have had approximately $484.4 million of senior debt outstanding, of which approximately $29.4 million would have ranked effectively senior to the notes to the extent of the value of the assets securing such debt. In addition, we would have had approximately $30.6 million of availability under our Senior Credit Facility and our subsidiaries would have no indebtedness related to borrower money other than their guarantees of indebtedness under our Senior Credit Facility. Further, of our total liabilities of $507.6 million at March 31, 2010, $10.2 million represented liabilities of our subsidiaries (other than their guarantees of indebtedness under our Senior Credit Facility). The exchange notes, like the initial notes, will not be guaranteed by any of our subsidiaries.

Optional Redemption	We may redeem all or any portion of the notes, at any time prior to May 15, 2014 at a price equal to 100% of the original principal amount of the notes plus a make-whole premium as described under “Description of the Exchange Notes—Redemption at Make-Whole Premium.”

Additionally, we may redeem the notes, in whole or in part, at any time on and after May 15, 2014 at the redemption prices set forth under “Description of the Exchange Notes—Optional Redemption.”

Optional Redemption After Equity Offerings	We may redeem up to 35% of the outstanding notes with money that we raise in one or more equity offerings at any time (which may be more than once) on or prior to May 15, 2013, as long as at least 65% of the aggregate principal amount of notes issued remains outstanding afterwards. See “Description of the Exchange Notes—Option Redemption.”

Change of Control Offer	If we experience a change of control, we must give holders of the notes the opportunity to sell us their notes at 101% of their face amount, plus accrued and unpaid interest. See “Description of the Exchange Notes—Change of Control.”

Asset Sale Proceeds	If we or our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a specified period of time, prepay senior debt or make an offer to purchase a principal amount of the notes equal to the excess net cash proceeds. The purchase price of the notes would be 100% of their principal amount, plus accrued and unpaid interest.

Certain Indenture Provisions	The indenture governing the notes, including the exchange notes, contains covenants limiting our (and most or all of our subsidiaries’) ability to:

•	pay dividends or make certain other restricted payments or investments;

•	incur additional indebtedness and issue disqualified stock;

•	create liens on assets;

•	merge, consolidate, or sell all or substantially all of our and our restricted subsidiaries’ assets;

•	enter into certain transactions with affiliates;

•	create restrictions on dividends or other payments by our restricted subsidiaries; and

•	create guarantees of indebtedness by restricted subsidiaries.

These covenants are subject to a number of important limitations and exceptions. See “Description of the Exchange Notes—Certain Covenants.”

Absence of a Public Market for the Exchange Notes	The exchange notes will be a new issue of securities for which there currently is no market. The initial purchasers are not obligated to make a market in the exchange notes, and any such market making may be discontinued at any time without notice. As the initial notes were issued, and the exchange notes are being issued, to a limited number of institutions who typically hold similar securities for investment, we do not expect that an active public market for the exchange notes will develop. Accordingly, there can be no assurances as to the development, liquidity or maintenance of any market for the exchange notes on any securities exchange.

Risk Factors	See “Risk Factors” for a discussion of certain of the risks you should consider before tendering your initial notes in the exchange offer.

Summary Historical Financial Data

The following tables set forth our summary historical financial data at the dates and for the periods indicated. The summary consolidated financial data for the fiscal years ended September 30, 2005, 2006, 2007, 2008 and 2009 is derived from our consolidated financial statements. The summary consolidated financial data for the six months ended March 31, 2009 and 2010 is derived from our interim consolidated financial statements. The results of operations for the six months ended March 31, 2010 are not necessarily indicative of the results that can be expected for the entire fiscal year ending September 30, 2010. The following information should be read in conjunction with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited September 30, 2009 consolidated financial statements and unaudited March 31, 2010 interim consolidated financial statements and other financial and operational data included or incorporated by reference in this prospectus. The statement of operations data below has been adjusted to reflect WCIV and Politico as discontinued operations for all periods presented. Amounts presented below are in thousands, except ratios and percentages.

	Fiscal Year Ended September 30,					Six Months Ended, March 31,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)	(unaudited)
Statement of Operations Data:
Operating revenues, net	$194,137	$216,227	$214,508	$205,020	$181,798	$93,254	$100,626
Television operating expenses, excluding depreciation, amortization and impairment	118,590	118,898	122,398	128,275	111,748	59,479	53,630
Depreciation and amortization	8,732	8,136	8,050	8,735	8,939	4,317	4,078
Impairment of intangible assets	—	—	—	—	30,700	27,700	—
Corporate expenses	5,950	4,889	6,106	6,459	5,079	2,209	2,861
Operating income (loss)	60,865	84,304	77,954	61,551	25,332	(451)	40,057
Interest expense	36,694	36,228	37,213	37,631	37,180	18,564	18,401
Interest income	71	147	208	96	30	28	—
Interest income-related party	297	232	430	200	112	90	110
Other nonoperating (expense) income, net	(1,684)	843	262	(242)	5,222	(582)	1,000
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	22,855	49,298	41,641	23,974	(6,484)	(19,479)	22,766
Provision for (benefit from) income taxes	9,357	18,210	15,794	9,175	(713)	(5,064)	8,838
Income (loss) from continuing operations before cumulative effect of change in accounting principle	13,498	31,088	25,847	14,799	(5,771)	(14,415)	13,928
Income (loss) from discontinued operations, net of tax(1)	144	421	(3,233)	(1,926)	199	(940)	1,641
Cumulative effect of change in accounting principle, net of tax(2)	—	48,728	—	—	—	—	—
Net income (loss)(3)	13,642	(17,219)	22,614	12,873	(5,572)	(15,355)	15,569

	As of September 30,					As of March 31, 2010	As Adjusted As of March 31, 2010(3)
	2005	2006	2007	2008	2009
						(unaudited)	(unaudited)
Balance Sheet Data:
Total assets	$241,744	$176,021	$169,049	$159,455	$127,110	$120,743	$128,692
Total debt(4)	460,755	452,846	484,100	483,408	475,240	465,916	484,392
Stockholder’s investment	(287,414)	(327,770)	(366,527)	(383,524)	(398,809)	(386,901)	(397,428)

	Fiscal Year Ended September 30,					As Adjusted Fiscal Year Ended September 30,	Six Months Ended, March 31,		As Adjusted Six Months Ended March 31,
	2005	2006	2007	2008	2009	2009(3)	2009	2010	2010(3)
						(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash Flow Data(5):
Cash flow from operating activities	$27,266	$41,374	$31,092	$34,027	$21,407	$20,541	$7,933	$13,576	$13,141
Cash flow from investing activities	(4,593)	(6,670)	(5,889)	(5,977)	(4,780)	(4,780)	(2,260)	(2,385)	(2,385)
Cash flow from financing activities	(25,725)	(31,309)	(30,401)	(28,880)	(16,035)	(16,035)	(5,454)	(9,832)	(9,832)

Financial Ratios and Other Data:
Operating Cash Flow(6)	$69,597	$92,440	$86,004	$70,286	$64,971	$64,971	$31,566	$44,135	$44,135
Operating Cash Flow Margin(7)	35.8%	42.8%	40.1%	34.3%	35.7%	35.7%	33.8%	43.9%	43.9%
Capital expenditures(8)	$4,660	$8,836	$6,052	$5,986	$4,853	$4,853	$2,322	$2,413	$2,413
Interest Expense, net(9)	$36,623	$36,081	$37,005	$37,535	$37,150	$38,331	$18,536	$18,401	$18,978
Ratio of earnings to fixed charges(10)	1.58	2.27	2.05	1.60	—	—	—	2.16	2.07

(1)	Effective August 1, 2009, the equity interests of WCIV, our wholly-owned subsidiary, were distributed to Perpetual. As the operations of WCIV constitute a component of the Company, the operating results of WCIV through July 31, 2009 have been presented as discontinued operations for all periods presented. See “Consolidated Financial Statements—Notes to Consolidated Financial Statements—Note 7.”
On November 13, 2009, the equity interests of Politico, our wholly-owned subsidiary, were distributed to Perpetual. The operations of Politico, which constitute a component of the Company, through November 13, 2009 have been presented as discontinued operations for all periods presented. See “Consolidated Financial Statements—Notes to Consolidated Financial Statements—Note 7.”
(2)	In September 2004, the Securities Exchange Commission (“SEC”) announced that the “residual method” should no longer be used to value intangible assets other than goodwill. Rather, a “direct value method” is required to be used to determine the fair value of all intangible assets for purposes of impairment testing, including those assets previously valued using the residual method. Any impairment resulting from application of a direct value method should be reported as a cumulative effect of a change in accounting principle. Application of this new guidance became effective at the beginning of our year ended September 30, 2006. As a result of implementing this guidance, we recorded a non-cash, pre-tax impairment charge related to the carrying value of certain of our FCC licenses of $80,000. This charge was recorded, net of the related tax benefit of $31,272, as a cumulative effect of a change in accounting principle during the quarter ended December 31, 2005.
(3)	The as adjusted unaudited consolidated cash flow data and financial ratios and other data for the fiscal year ended September 30, 2009 and for the six months ended March 31, 2010 give effect to the issuance of the initial notes and the use of proceeds thereof, together with borrowings under our Senior Credit Facility, to purchase or redeem our 2012 Notes as if each had occurred on October 1, 2008. The loss on early repayment of debt, which is expected to approximate $10,400, is not included in the as adjusted unaudited consolidated cash flow data and financial ratios and other data for the year ended September 30, 2009 or for the six months ended March 31, 2010, but will be reflected in our actual consolidated results of operations and cash flows during the fiscal quarter ending June 30, 2010. On an as adjusted basis, our net loss would have been $6,542 for the year ended September 30, 2009, and our net income would have been $15,092 for the six months ended March 31, 2010. The as adjusted unaudited consolidated balance sheet data as of March 31, 2010 give effect to the issuance of the initial notes and the use of proceeds thereof, together with borrowings under our Senior Credit Facility, to purchase or redeem our 2012 Notes as if each had occurred on that date. The as adjusted unaudited consolidated stockholder’s investment as of March 31, 2010 gives effect to the premiums and costs, net of income taxes, in connection with the purchase and redemption of the 2012 Notes. See “Capitalization.”
(4)	Total debt is defined as long-term debt (including the current portion thereof, and net of discount) and capital lease obligations.
(5)	Cash flows from operating, investing and financing activities were determined in accordance with GAAP. See “Consolidated Financial Statements—Consolidated Statements of Cash Flows.”

(6)	We define “Operating Cash Flow” as operating income plus depreciation, amortization and impairment. Although Operating Cash Flow is not a measure of performance calculated in accordance with GAAP, we believe it is useful for investors in our debt securities and users of our financial statements in understanding our results of operations. Management believes that Operating Cash Flow is useful because it is widely used in the broadcasting industry as a measure of operating performance and is used by investors and by analysts who report on the performance of broadcast companies. Operating Cash Flow also is generally recognized as a tool in applying valuation methodologies for companies in the media industry. In addition, management closely monitors Operating Cash Flow in determining our ability to maintain compliance with certain financial covenants of our indebtedness. Nevertheless, you should not consider Operating Cash Flow in isolation from or as a substitute for operating income, net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP, or as a measure of performance or liquidity prepared in accordance with GAAP. Moreover, because Operating Cash Flow is not a measure calculated in accordance with GAAP, this performance measure is not necessarily comparable to similarly titled measures employed by other companies.

The following table provides a reconciliation of Operating Cash Flow (a non-GAAP financial measure) to operating income (as presented in our statements of operations):

	Fiscal Year Ended September 30,					Six Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
Operating income (loss)	$60,865	$84,304	$77,954	$61,551	$25,332	$(451)	$40,057
Add:
Depreciation and amortization	8,732	8,136	8,050	8,735	8,939	4,317	4,078
Impairment of intangible assets	—	—	—	—	30,700	27,700	—

Operating Cash Flow	$69,597	$92,440	$86,004	$70,286	$64,971	$31,566	$44,135

(7)	We define “Operating Cash Flow Margin” as Operating Cash Flow as a percentage of operating revenues, net.
(8)	Capital expenditures for the years ended September 30, 2008 and 2009 and the six months ended March 31, 2009 are exclusive of $2,924, $4,376 and $4,312, respectively, of expenditures associated with the replacement of our broadcast tower and related equipment in Little Rock, Arkansas. See “Consolidated Financial Statements—Notes to Consolidated Financial Statements—Note 11.”
(9)	Interest expense, net is defined as non-related party interest expense less non-related party interest income.
(10)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle plus fixed charges. Fixed charges consist of non-related party interest cost, which includes interest (both expensed and capitalized) on all non-related party debt, amortization of deferred financing costs and debt discount and that portion of rental expenses representative of interest (deemed to be one-third of total rental expense which is a reasonable approximation of the interest). The Company recorded a loss from continuing operations during Fiscal 2009, primarily due to the $30,700 impairment of intangible assets. This loss resulted in earnings being inadequate to cover fixed charges for the year ended September 30, 2009 and the six months ended March 31, 2009. Additional earnings of $6,484 and $19,479 would have been required to attain a ratio of one-to-one during the year ended September 30, 2009 and the six months ended March 31, 2009, respectively. On an as adjusted basis for the year ended September 30, 2009, additional earnings of $8,101 would have been required to attain a one-to-one ratio.

RISK FACTORS

You should carefully consider the risk factors described below, together with all of the other information included or incorporated by reference in this prospectus, before you decide to tender the initial notes in the exchange offer. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations, which in turn could adversely affect our ability to repay the notes.

Risks Relating to the Exchange Offer

Your failure to participate in the exchange offer will have adverse consequences.

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes pursuant to the exchange offer, or if you do not properly tender your initial notes in the exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. We do not plan to register the initial notes under the Securities Act, and you will no longer be able to obligate us to register the initial notes under the Securities Act except in the limited circumstances provided under our registration rights agreement relating to your inability to participate in the exchange offer as a matter of law or Commission policy.

The issuance of the exchange notes may adversely affect the market for the initial notes.

Following commencement of the exchange offer, you may continue to trade the initial notes in the NASD’s PORTAL market. However, because we expect that most holders of initial notes will elect to exchange initial notes, we expect that the liquidity of the market for any initial notes remaining after completion of the exchange offer may be substantially limited.

If an active trading market does not develop for the exchange notes, you may be unable to sell the exchange notes or to sell them at a price you deem sufficient.

The exchange notes are a new issue of securities for which there is currently no public trading market. We do not intend to list the exchange notes on any national securities exchange or automated quotation system. Accordingly, there can be no assurances that an active market will develop upon completion of the exchange offer or, if it develops, that such market will be sustained. If an active market does not develop or is not sustained, the market price and the liquidity of the exchange notes may be adversely affected.

Certain persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on our interpretation of certain no-action letters issued by the staff of the Commission, we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Exchange Offer” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume or indemnify you against this liability.

You must comply with the exchange offer procedures in order to receive new, freely tradable notes.

Delivery of exchange notes in exchange for initial notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•

certificates for initial notes or a book-entry confirmation of a book-entry transfer of initial notes into the exchange agent’s account at The Depository Trust Company, New York, New York, as depository,

•

a completed and signed letter of transmittal, or facsimile, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message if the tendering holder does not deliver a letter of transmittal, and

•	any other documents required by the letter of transmittal.

Therefore, holders of initial notes who would like to tender initial notes in exchange for exchange notes should be sure to allow enough time for the initial notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of initial notes for exchange. Initial notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreement will terminate. Please refer to “Exchange Offer—Procedures for Tendering,” “Exchange Offer—Consequences of Failure to Exchange” and “Exchange Offer—Termination of Certain Rights.”

Risks Relating to the Notes

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although covenants under our Senior Credit Facility and covenants under the indenture governing the notes will limit our ability and the ability of our present and future subsidiaries to incur additional indebtedness, the terms of the indenture governing the notes will permit us to incur significant additional indebtedness. In addition, our Senior Credit Facility and the indenture governing the notes will not prohibit us from incurring obligations that do not constitute indebtedness as defined therein. To the extent that we incur additional indebtedness or such other obligations, the risk associated with our substantial indebtedness described above, including our possible inability to service our debt, will increase. As of March 31, 2010, we had $53.0 million available under our Senior Credit Facility.

Payment of principal and interest on the notes will be effectively subordinated to our secured debt to the extent of the value of the assets securing that debt.

The notes will be effectively subordinated to claims of our secured creditors to the extent of the value of the assets securing such claims. As of March 31, 2010 and after giving effect to the Refinancing, we would have had approximately $29.4 million of borrowings outstanding under our Senior Credit Facility to which the notes would be effectively subordinated and approximately $30.6 million of additional borrowing capacity under our Senior Credit Facility. Holders of our secured obligations, including obligations under the Senior Credit Facility, will have claims that are prior to claims of the holders of the notes with respect to the assets securing those obligations. In the event of a liquidation, dissolution, reorganization, bankruptcy or any similar proceeding, our assets will be available to pay obligations on the notes only after holders of our senior secured debt have been paid the value of the assets securing such obligations. Accordingly, there may not be sufficient funds remaining to pay amounts due on all or any of the notes.

The notes will be structurally subordinated to the liabilities of our subsidiaries.

None of our subsidiaries has guaranteed our obligations to make payments on the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, their creditors will generally be entitled to payment of their claims from their assets before any assets are made available for a distribution to us for any purpose, including payments on the notes. As a result, the notes will be structurally subordinated to any existing and future liabilities and guarantees of indebtedness of our subsidiaries. As of March 31, 2010, our subsidiaries had no indebtedness related to borrowed money other than their guarantees of indebtedness under our Senior Credit Facility. Further, of our total liabilities of $507.6 million at March 31, 2010, $10.2 million represented liabilities of our subsidiaries (other than their guarantees of indebtedness under our Senior Credit Facility). Also in the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, we and our creditors, including the holders of the notes, will have no right to proceed against the assets of our subsidiaries or to cause the liquidation or bankruptcy of these subsidiaries under bankruptcy laws.

We may not be able to repurchase the notes upon a change of control, which would be an event of default under the indenture.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all of the initial notes. The terms of the notes may not protect you if we undergo a highly leveraged transaction, reorganization, restructuring, merger or similar transaction that may adversely affect you unless the transaction is included in the definition of a change of control. The occurrence of specified events that would constitute a change of control would constitute a default under our Senior Credit Facility. In addition, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that other restrictions in the Senior Credit Facility and the notes will not allow these repurchases. This also could constitute an event of default under the Senior Credit Facility, entitling the lenders to, among other things, cause all indebtedness under the Senior Credit Facility to become due and payable, and proceed against their collateral. Our failure to repurchase the notes would constitute an event of default under the indenture which would in turn result in an event of default under the Senior Credit Facility, in which case the lenders under the Senior Credit Facility could cause all indebtedness under the Senior Credit Facility to become due and payable.

Under certain circumstances a court could cancel the notes under fraudulent conveyance laws.

Our issuance of the notes may be subject to review under federal or state fraudulent transfer law. If we become a debtor in a case under the U.S. Bankruptcy Code or encounter other financial difficulty, a court might avoid (that is, cancel) our obligations under the notes. The court might do so, if it found that, when we issued the notes, (a) we received less than reasonably equivalent value or fair consideration and (b) we either (1) were or were rendered insolvent, (2) were left with inadequate capital to conduct our business or (3) believed or reasonably should have believed that we would incur debts beyond our ability to pay. The court could also avoid the notes, without regard to factors (a) and (b), if it found that we issued the notes with actual intent to hinder, delay or defraud our creditors.

In addition, a court could avoid any payment by us pursuant to the notes, and require the return of any payment or the return of any realized value to us, or to a fund for the benefit of our creditors. In addition, under the circumstances described above, a court could subordinate rather than avoid obligations under the notes.

If a court avoided our obligations under the notes, you would cease to be our creditor and likely have no source from which to recover amounts due under the notes.

An active trading market may not develop for the notes.

There is no existing trading market for the notes. Although each initial purchaser has informed us that it currently intends to make a market in the notes, they have no obligation to do so and may discontinue making a market at any time without notice.

We do not intend to apply for listing of the notes on any securities exchange or for quotation on the NASDAQ National Market.

The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of the notes;

•	our performance;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

An active market for the notes may not develop and, if it develops, it may not continue.

Risks Relating to Our Business and Operations

A continued downturn in the economy may adversely affect us.

The current downturn in the economy, and any economic slowdown in future periods, could adversely affect our business. During times of economic slowdown, our customers may significantly reduce their advertising budgets. In addition, the economic downturn may adversely affect the demand for consumer products, which could in turn adversely affect our advertising revenues. To the extent these factors adversely affect other television companies, there could be an oversupply of unfilled airtime and downward pressure on pricing for advertising services, which could adversely affect us. Additionally, bankruptcies or financial difficulties of our customers could reduce our cash flows and adversely impact our liquidity and profitability. Collectively, these events could adversely affect our cash flow and adversely affect our ability to comply with the financial covenants in the credit agreement that governs our Senior Credit Facility.

The terms of our debt impose restrictions on us that may affect our ability to successfully operate our business.

The indenture governing the notes contains covenants that, among other things, limit our ability to:

•	incur additional debt and issue preferred stock;

•	pay dividends or make other restricted payments;

•	make certain investments;

•	create liens;

•	allow restrictions on the ability of certain of our subsidiaries to pay dividends or make other payments to us;

•	sell assets;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates.

The credit agreement that governs our Senior Credit Facility requires us to comply with specified restrictive financial and operating covenants. These covenants, among other things, restrict our ability to incur additional debt and issue preferred stock, pay dividends and make distributions, issue stock of subsidiaries, make certain investments, repurchase stock or debt, create liens, enter into transactions with affiliates, transfer and sell assets, and merge or consolidate.

All of these covenants may restrict our ability to expand or to pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, such as prevailing economic conditions and changes in regulations, and if such events occur, we cannot be sure that we will be able to comply. A breach of these covenants could result in a default under the indenture governing the notes, or the credit agreement that governs our Senior Credit Facility. If there were an event of default, holders of such defaulted debt could cause all amounts borrowed under these instruments to be due and payable immediately. If our indebtedness were to be accelerated, we cannot assure you that we would be able to repay it. Additionally, if we fail to repay any outstanding debt incurred under any secured credit facility when it becomes due, the lenders under the facility could proceed against certain of our assets and capital stock of our subsidiaries that we have pledged as security. Any of the events described in this paragraph could have a material adverse effect on our financial condition and results of operations.

In addition, debt incurred under our Senior Credit Facility bears interest at variable rates. An increase in the interest rates on our debt will reduce the funds available to repay our debt and for operations and future business opportunities and will make us more vulnerable to the consequences of our leveraged capital structure.

Our substantial debt could adversely affect our financial condition and operational flexibility.

We have a substantial amount of debt. As of March 31, 2010, our total debt, net of applicable discounts, consisted of $453.9 million of 7 3/4% senior subordinated notes due December 15, 2012 and $12.0 million outstanding under our Senior Credit Facility. As of

March 31, 2010, immediately after giving effect to the Refinancing, we would have had approximately $484.4 million of debt outstanding. Subject to the limitations of our debt instruments, we could also incur additional debt in certain circumstances.

The degree to which we are leveraged could adversely affect us. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our existing debt;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce amounts available for working capital, capital expenditures and other general corporate purposes;

•	result in the sale of one or more of our stations to reduce our debt service obligations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions;

•	place us at a competitive disadvantage compared to our competitors with less debt; and

•	limit our ability to borrow additional funds.

To service our debt, we will require a significant amount of cash, which depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, including the notes, will depend on our ability to generate cash in the future. This, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. If our future cash flow from operations and existing sources of funds are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt and other future debt may limit our ability to pursue any of these alternatives.

We operate in a very competitive business environment that could adversely affect our operations.

The television industry is highly competitive. Stations compete for audience on the basis of program popularity, which has a direct effect on advertising rates. Broadcast television stations compete for local and national advertising revenues with other television stations in their respective markets as well as with other advertising media, such as newspapers, radio, magazines, outdoor advertising, transit advertising, Internet websites, yellow page directories, direct mail and local multi-channel, video program distributors (“MVPD”). In addition, our stations compete for national advertising revenues with broadcast and cable television networks, program syndicators and Internet websites. Some of our competitors are subsidiaries of large national or regional companies that have greater resources, including financial resources, than we do. Our television stations are located in highly competitive markets. Accordingly, our results of operations will be dependent upon the ability of each station to compete successfully in its market, and there can be no assurance that any one of our stations will be able to maintain or increase its current audience share or revenue share. To the extent that certain of our competitors have or may, in the future, obtain greater resources, our ability to compete successfully in our broadcasting markets may be impeded.

We depend on advertising revenue, which can vary substantially from period to period based on many factors beyond our control, including general economic conditions.

The broadcast television industry is cyclical in nature, being affected by prevailing economic conditions. Because we rely on sales of advertising time for substantially all of our revenues, our operating results are sensitive to general economic conditions and regional conditions in each of the local markets in which our stations operate. An economic slowdown in any of the local markets in which our stations operate could have a material adverse effect on our results of operations and our business.

We depend on the Washington, D.C. advertising market for a substantial portion of our revenue.

For fiscal years ended 2007, 2008 and 2009 and the six months ended March 31, 2010, the Washington, D.C. advertising market accounted for approximately one-half of our total revenues. As a result, our results of operations are highly dependent on WJLA/NewsChannel 8 and, in turn, the Washington, D.C. economy. Decreased demand for advertising in the Washington, D.C. advertising market may adversely affect our business and results of operations.

We particularly depend on automotive-related advertising, which may be affected by the current turmoil in that industry.

Approximately 23%, 20%, 14% and 16% of our total broadcast revenues for the fiscal years ended September 30, 2007, 2008 and 2009 and the six months ended March 31, 2010, respectively, consisted of automotive-related advertising. Automotive-related advertising declined by 12%, 14% and 41% for the fiscal years ended September 30, 2007, 2008 and 2009, respectively, as a result of decreased demand for advertising by the automotive industry. Although automotive-related advertising increased by 21% during the six months ended March 31, 2010 as compared to the same period in the prior fiscal year, continued significant decreases in such advertising would adversely affect our business and results of operations.

Federal regulation of the broadcasting industry limits our operating flexibility.

The ownership, operation and sale of television stations are subject to the jurisdiction of the FCC under the Communications Act. Matters subject to FCC oversight include the assignment of frequency bands for broadcast television; the approval of a television station’s frequency, location and operating power; the issuance, renewal, revocation or modification of a television station’s FCC license; the approval of changes in the ownership or control of a television station’s licensee; the regulation of equipment used by television stations; and the adoption and implementation of regulations and policies concerning the ownership, operation, programming and employment practices of television stations. The FCC has the power to impose penalties, including fines or license revocations, upon a licensee of a television station for violations of the FCC’s rules and regulations. The FCC’s regulation of other media and spectrum users also has an indirect effect on the operations of our stations.

License Renewal.    Our business is dependent upon our continuing to hold broadcasting licenses from the FCC that are issued for terms of eight years. While in the vast majority of cases such licenses are renewed by the FCC even when petitions to deny or competing applications are filed against broadcast license renewal applications, we cannot assure you that our licenses will be renewed upon their expiration dates. License renewal applications are currently pending for KATV and WHTM, which are currently operating under expired licenses. These stations will continue to operate under their expired licenses until the FCC takes action on the renewal applications. The licenses for all of our other stations are currently in effect with expiration dates ranging from October 1, 2012 to June 1, 2014. If we fail to renew any of our licenses, or renew them with substantial conditions or modifications, it could prevent us from operating the affected stations and generating revenues.

Ownership Matters.    The Communications Act, in conjunction with various antitrust statutes, contains restrictions on the ownership and control of broadcast licenses. Together with the FCC’s rules, those laws place limitations on alien ownership, common ownership of television, radio and newspaper properties, and ownership by those persons not having the requisite “character” qualifications and those persons holding “attributable” interests in the license. We must comply with current FCC regulations and policies in the ownership of our stations. Any future actions by Congress or the FCC with respect to such ownership rules may adversely impact our business.

Frequency Allocation.    The FCC reviews and reallocates non-governmental frequency spectrum on an ad hoc basis pursuant to its rulemaking authority. The FCC has announced a potential reassessment process in connection with expanded needs for high speed, broadband, wireless, data networks. Reallocation of portions of the broadcast frequency band for broadband uses could diminish the frequency allocation to our stations and could have an adverse impact on our operations.

Programming and Operation.    Broadcast station licensees must present programming that is responsive to local community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Stations also must follow various FCC rules that regulate, among other things, political advertising, sponsorship identifications, the advertisements of contests and lotteries, obscene and indecent broadcasts and technical operations, including limits on radio frequency radiation. The FCC also has adopted rules that place additional obligations on television station operators for closed-captioning of programming for the hearing impaired, equal employment opportunity obligations, maximum amounts of advertising and minimum amounts of programming specifically targeted for children and special obligations relating to political candidate advertising, as well as additional public information and reporting requirements. In recent years, the FCC has also vigorously enforced a number of rules, typically in connection with license renewals. Violations of these rules could lead to fines and penalties which may adversely affect our business and results of operations.

Congress and the FCC may in the future adopt new laws, regulations or policies regarding a wide variety of matters that could, directly or indirectly, adversely affect the operation and ownership of our television stations. It is impossible to predict the outcome of federal legislation or the potential effect thereof on our business.

The FCC’s National Broadband Plan could result in the reallocation of broadcast spectrum for wireless broadband use, which could materially impair our ability to provide competitive services.

The American Recovery and Reinvestment Act of 2009 directed the FCC to deliver to Congress, within one year of enactment, a “National Broadband Plan.” The FCC delivered the National Broadband Plan to Congress on March 16, 2010. The National Broadband Plan recommended reallocating some of the spectrum presently allocated for television broadcasting so that the spectrum could be used for other purposes, including mobile wireless broadband. Further action by the FCC, Congress, or both, would be necessary in order to develop and implement the National Broadband Plan’s recommendation to reallocate broadcast spectrum. We cannot predict the likelihood, timing, or extent of a voluntary or involuntary spectrum reallocation. If some or all of our television stations are involuntarily required to change frequencies or reduce the amount of spectrum they use, our stations could suffer material adverse effects, including, but not limited to, substantial conversion costs, reduction or loss of over-the-air signal coverage, and an inability to provide high definition programming and additional program streams or mobile television expansion.

We are dependent on our affiliation with the ABC television network.

All of our television stations are affiliated with the ABC network. These affiliations are valuable to us because programs provided by broadcast networks are typically the most popular with audiences, which increases our ability to attract viewers to our programs, including our local newscasts. Because networks increasingly distribute their programming on other platforms, such as the Internet or portable devices, they may become less reliant upon their affiliates to distribute their programming, which could put us at a disadvantage in future contract negotiations. Our television viewership levels, and ultimately advertising revenues, are in large part dependent upon programming provided by ABC, and there can be no assurance that such programming will achieve and maintain satisfactory viewership levels in the future. Each of our television stations has entered into a long-term affiliation agreement with the ABC network, which expires on December 31, 2012. Although ABC has continually renewed its affiliation with our television stations for as long as we have owned them and we expect to continue to be able to renew such affiliation agreements, we cannot assure you that such renewals will be obtained or that they will reflect the same general terms. The non-renewal or termination of one or more of our network affiliation agreements or alteration of terms in any network affiliation agreement could have a material adverse effect on our results of operations.

We depend upon quality syndicated programming.

We purchase syndicated programming to supplement the shows supplied to us by ABC. Generally, however, before we purchase syndicated programming for our stations, this programming must first be cleared in the largest television markets—New York, Los Angeles and Chicago. Network owned and operated stations in those markets typically determine which syndicated shows will be brought to market, and therefore dictate our options for syndicated programs. If those stations do not launch new shows for the national marketplace, or if the shows that they launch, and which in turn we acquire, fail to generate satisfactory ratings, our viewership levels may decrease and our revenues may be adversely affected.

Increased programming costs could adversely affect our business and operating results.

Television programming is a significant component of television operating expenses. We may be exposed in the future to increased programming costs. Should such an increase in our programming expenses occur, it could have a material adverse effect on our operating results. In addition, television networks have been seeking arrangements with their affiliates to share the networks’ programming costs and to change the structure of network compensation, including eliminating compensation to affiliates and seeking reverse compensation, or payment from affiliates in consideration for the network’s programming. If we become party to an arrangement whereby we share our network’s programming costs, our programming expenses would increase further. In addition, we usually acquire syndicated programming rights two or three years in advance and acquiring those rights may require multi-year commitments, making it difficult to predict accurately how a program will perform. In some instances, we must replace programs before their costs have been fully amortized, resulting in write-offs that increase station operating costs. An increase in the cost of news programming and content or in the costs for on-air and creative talent may also increase our expenses, particularly during events requiring extended news coverage, and may adversely affect our business and operating results. Additionally, cable distributors are increasingly competing with us or the networks with which we are affiliated for the rights to carry popular sports programming, which could increase our costs, or if we were to lose the rights to broadcast such sports programming, could adversely affect our audience share and operating results.

Increased competition due to technological innovation may adversely impact our business.

Technological innovation, and the resulting proliferation of programming alternatives such as cable, satellite television, video provided by telephone company fiber lines, satellite radio, video-on-demand, pay-per-view, the Internet, home video and entertainment systems, portable entertainment systems, and the availability of television programs on the Internet and portable digital devices have fragmented television viewing audiences and subjected television broadcast stations to new types of competition. Over the past decade, the aggregate viewership of non-network programming distributed via MVPDs such as cable television and satellite systems has increased, while the aggregate viewership of the major television networks has declined. Technologies that enable users to view content of their own choosing, in their own time, and to fast-forward or skip advertisements, such as DVRs, portable digital devices, and the Internet, may cause changes in consumer behavior or could hinder Nielsen’s ability to accurately measure our audience, both of which could affect the attractiveness of our offerings to advertisers, which, in turn, could adversely affect our operating results.

Other advances in technology, such as the increasing use of local-cable advertising “interconnects,” which allow for easier insertion of advertising on local cable systems, have also increased competition for advertisers. In addition, video compression technologies permit greater numbers of channels to be carried within existing bandwidth on cable, satellite and other television distribution systems. These compression technologies, as well as other technological developments, are applicable to all video delivery systems, including digital over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming on cable, satellite and other television distribution systems. We expect this ability to reach very narrowly defined audiences to increase competition both for audience and for advertising revenue. In addition, the expansion of competition due to technological innovation has increased, and may continue to increase, competitive demand for programming. Such increased demand, together with rising production costs, may in the future increase our programming costs or impair our ability to acquire programming, which will in turn impair our ability to generate revenue from the advertisers with which we seek to do business.

Our inability to secure carriage of our stations by multi-channel video programming distributors may adversely affect our business.

Cable operators and direct broadcast satellite systems are generally required to carry the primary signal of local commercial television stations pursuant to the FCC’s “must carry” or “carry-one, carry-all” rules. However, these MVPDs are prohibited from carrying a broadcast signal without obtaining the station’s consent. For each distributor, a local television broadcaster must make a choice once every three years whether to proceed under the “must carry” or “carry-one, carry-all” rules or to waive the right to mandatory but uncompensated carriage and negotiate a grant of retransmission consent to permit the system to carry the station’s signal, in most cases in exchange for some form of consideration from the system operator. In 2008, we elected retransmission consent for most of our stations for the three-year period commencing on January 1, 2009 and successfully negotiated carriage agreements for the period from January 1, 2009 to at least December 31, 2011. If our retransmission consent agreements are terminated or not renewed, or if our broadcast signal is distributed on less favorable terms, our ability to distribute our programming and our operating results could be adversely affected.

The loss of key personnel could disrupt our management or operations and adversely affect our business.

Our business depends upon the continued efforts, abilities and expertise of our chief executive officer and other key employees. We believe that the rare combination of skills and years of media experience possessed by our executive officers would be difficult to replace, and that the loss of our executive officers could have a material adverse effect on our business. Additionally, our stations employ several on-air personnel, including anchors and reporters, with significant loyal audiences. Our failure to retain these personnel could adversely affect our operating results.

NewsChannel 8 is dependent on cable operators for carriage of its programming.

NewsChannel 8 is party to affiliation agreements with cable operators and other terrestrial MVPDs for the carriage of its programming to subscribers. Each of the cable operator affiliation agreements has an expiration date of December 31, 2011. The news service operated by NewsChannel 8 is entirely dependent upon carriage by the MVPDs. Although these agreements have been renewed by the MVPDs in the past, there can be no assurance that these agreements will be renewed upon expiration or whether the same general terms and conditions will be retained. The non-renewal or termination of one or more of these affiliation agreements or alteration of terms could adversely affect our results of operations.

Possible strategic initiatives may impact our business.

We are evaluating, and will continue to evaluate, the nature and scope of our operations and various short-term and long-term strategic considerations. There are uncertainties and risks relating to strategic initiatives. For example, acquisition opportunities may become more limited as a consequence of the consolidation of ownership occurring in the television broadcast industry. Also, prospective competitors may have greater financial resources than we do. Future acquisitions may not be available on attractive terms, or at all. Also, if we do make acquisitions, we may not be able to successfully integrate the acquired stations or businesses. With respect to divestitures, we may experience varying success in making such divestitures on favorable terms, if at all, or in reducing fixed costs or transferring liabilities previously associated with the divested television stations or businesses. Finally, any such acquisitions or divestitures will be subject to FCC approval and FCC rules and regulations. Any of these efforts would require varying levels of management resources, which may divert our attention from other business operations. If we do not realize the expected benefits or synergies of such transactions, there may be an adverse effect on our financial condition and operating results.

Our stockholder may have interests that conflict with holders of our debt.

We are controlled by the Allbritton family. Accordingly, the family is able to control our operations and policies, and to control the vote on all matters submitted to a vote of our stockholder, including, but not limited to, electing directors, adopting amendments to ACC’s certificate of incorporation and approving mergers or sales of substantially all of ACC’s assets. Circumstances may occur in which the interests of the family could be in conflict with the interests of the holders of our debt. In addition, the family could pursue acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of the notes.

We have paid dividends and made advances to related parties, and we expect to continue to do so in the future.

ACC has made advances to certain related parties. Because, at present, such related parties’ primary sources of repayment of the advances is through our ability to pay dividends or to make other distributions, these advances have been treated as reductions to stockholder’s investment in our consolidated balance sheets. The stockholder’s deficit at September 30, 2008 and 2009 and March 31, 2010 was $383.5 million, $398.8 million and $386.9 million, respectively. Under our current debt instruments, future advances, loans, dividends and distributions by us are subject to certain restrictions. We anticipate that, subject to such restrictions, applicable law and payment obligations with respect to our debt, ACC will make advances, distributions or dividends to related parties in the future. After the issuance of the initial notes, we had the capacity to make certain restricted payments aggregating $50 million. See “Description of Notes—Certain Covenants—Limitations on Restricted Payments.”

Our business may be negatively affected by work stoppages, slowdowns or strikes by our employees.

Currently, there are three bargaining agreements with unions representing 121 of our full and part-time employees at WJLA/NewsChannel 8. We cannot assure you about the results of negotiation of future collective bargaining agreements, whether future collective bargaining agreements will be negotiated without interruptions in our business, or the possible effect of future collective bargaining agreements on our financial condition or results of operations. We also cannot assure you that strikes will not occur in the future in connection with labor negotiations or otherwise. Any prolonged strike or work stoppage could have an adverse effect on our financial condition and results of operations. See “Our Business—Employees.”

Changes in accounting standards can significantly impact reported operating results.

Generally accepted accounting principles and accompanying pronouncements and implementation guidelines for many aspects of our business, including those related to intangible assets and income taxes, are complex and involve significant judgments. Changes in these rules or their interpretation could significantly change our reported operating results.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the initial notes. We are making this exchange offer to satisfy certain of our obligations under a registration rights agreement with the initial purchasers of the initial notes. In consideration for issuing the exchange notes as contemplated by this prospectus, we will receive initial notes in a like principal amount. Initial notes surrendered in exchange for the exchange notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our outstanding indebtedness.

The net proceeds of the offering of the initial notes amounted to approximately $444.5 million, after deducting the initial purchasers’ discount and fees and expenses incurred in connection with the offering and amendment to the Senior Credit Facility.

On April 16, 2010, we commenced a cash tender offer to purchase $455 million aggregate principal amount of our 2012 Notes. On April 30, 2010, we accepted for purchase $405.443 million aggregate principal amount of the 2012 Notes at the early tender price of $1,015.42 per $1,000 aggregate principal amount. On May 14, 2010, we accepted for purchase an additional $10,000 aggregate principal amount of the 2012 Notes at the tender price of $985.42 per $1,000 aggregate principal amount. On June 1, 2010, we redeemed the remaining $49.547 million aggregate principal amount of our 2012 Notes at a redemption price of $1,012.92 per $1,000 aggregate principal amount.

We used the net proceeds of the offering of approximately $444.5 million, together with borrowings under our Senior Credit Facility of approximately $17.4 million to purchase or redeem all $455 million aggregate principal amount of our 2012 Notes for $461.892 million.

CAPITALIZATION

The following table sets forth our unaudited consolidated cash and cash equivalents and capitalization at March 31, 2010, and our adjusted capitalization as of March 31, 2010 after giving effect to the Refinancing. You should read this table in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and our consolidated financial statements and the notes thereto for the six months ended March 31, 2010, which are included in this prospectus.

The initial notes surrendered in exchange for the exchange notes will be retired and cancelled. Accordingly, the issuance of the exchange notes in exchange for the initial notes will have no effect on our capitalization.

	As of March 31, 2010
	Actual	As Adjusted
	(dollars in thousands)

Cash and cash equivalents	$3,523	$3,523

Long-term debt:
Senior Credit Facility due 2013 (1)	12,000	29,392
7 3/4% Notes due 2012 (2)(3)	453,916	—
8% Notes due 2018	—	455,000

Total Long-term Debt	465,916	484,392

Total Stockholder’s investment	(386,901)	(397,428)

Total Capitalization	$79,015	$86,964

(1)	As of March 31, 2010, we had $53,000 in available borrowings under our Senior Credit Facility. As adjusted, there would be $30,608 in available borrowings under our Senior Credit Facility.
(2)	Actual amount as of March 31, 2010 reflects $455,000 face amount less unamortized discount of $1,084.
(3)	Assumes that $405,443 of the 2012 Notes were tendered early and that $10 of the 2012 Notes were tendered after the early tender offer expiration in accordance with the terms of our tender offer. Assumes that $49,547 of the 2012 Notes were redeemed in accordance with the terms of the indenture governing the 2012 Notes.

SELECTED FINANCIAL DATA

The selected consolidated financial data for the fiscal years ended September 30, 2005, 2006, 2007, 2008 and 2009 is derived from our consolidated financial statements. The selected consolidated financial data for the six months ended March 31, 2009 and 2010 is derived from our interim consolidated financial statements. The results of operations for the six months ended March 31, 2010 is not necessarily indicative of the results that can be expected for the entire fiscal year ending September 30, 2010. The following information should be read in conjunction with “Summary Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the September 30, 2009 audited consolidated financial statements and unaudited March 31, 2010 interim consolidated financial statements and other financial and operational data included or incorporated by reference in this prospectus. The statement of operations data below has been adjusted to reflect WCIV and Politico as discontinued operations for all periods presented. Amounts presented below are in thousands, except ratios and percentages.

	Fiscal Year Ended September 30,					Six Months Ended, March 31,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)	(unaudited)
Statement of Operations Data:
Operating revenues, net	$194,137	$216,227	$214,508	$205,020	$181,798	$93,254	$100,626
Television operating expenses, excluding depreciation, amortization and impairment	118,590	118,898	122,398	128,275	111,748	59,479	53,630
Depreciation and amortization	8,732	8,136	8,050	8,735	8,939	4,317	4,078
Impairment of intangible assets	—	—	—	—	30,700	27,700	—
Corporate expenses	5,950	4,889	6,106	6,459	5,079	2,209	2,861
Operating income (loss)	60,865	84,304	77,954	61,551	25,332	(451)	40,057
Interest expense	36,694	36,228	37,213	37,631	37,180	18,564	18,401
Interest income	71	147	208	96	30	28	—
Interest income-related party	297	232	430	200	112	90	110
Other nonoperating income (expense), net	(1,684)	843	262	(242)	5,222	(582)	1,000
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	22,855	49,298	41,641	23,974	(6,484)	(19,479)	22,766
Provision for (benefit from) income taxes	9,357	18,210	15,794	9,175	(713)	(5,064)	8,838
Income (loss) from continuing operations before cumulative effect of change in accounting principle	13,498	31,088	25,847	14,799	(5,771)	(14,415)	13,928
Income (loss) from discontinued operations, net of tax(1)	144	421	(3,233)	(1,926)	199	(940)	1,641
Cumulative effect of change in accounting principle, net of tax(2)	—	48,728	—	—	—	—	—
Net income (loss)	13,642	(17,219)	22,614	12,873	(5,572)	(15,355)	15,569

	As of September 30,					As of March 31, 2010
	2005	2006	2007	2008	2009
						(unaudited)
Balance Sheet Data:
Total assets	$241,744	$176,021	$169,049	$159,455	$127,110	$120,743
Total debt(3)	460,755	452,846	484,100	483,408	475,240	465,916
Stockholder’s investment	(287,414)	(327,770)	(366,527)	(383,524)	(398,809)	(386,901)

	Fiscal Year Ended September 30,					Six Months Ended, March 31,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)	(unaudited)
Cash Flow Data(4):
Cash flow from operating activities	$27,266	$41,374	$31,092	$34,027	$21,407	$7,933	$13,576
Cash flow from investing activities	(4,593)	(6,670)	(5,889)	(5,977)	(4,780)	(2,260)	(2,385)
Cash flow from financing activities	(25,725)	(31,309)	(30,401)	(28,880)	(16,035)	(5,454)	(9,832)

Financial Ratios and Other Data:
Operating Cash Flow(5)	$69,597	$92,440	$86,004	$70,286	$64,971	$31,566	$44,135
Operating Cash Flow Margin(6)	35.8%	42.8%	40.1%	34.3%	35.7%	33.8%	43.9%
Capital expenditures(7)	$4,660	$8,836	$6,052	$5,986	$4,853	$2,322	$2,413
Interest Expense, net(8)	$36,623	$36,081	$37,005	$37,535	$37,150	$18,536	$18,401
Ratio of earnings to fixed charges(9)	1.58	2.27	2.05	1.60	—	—	2.16

(1)	Effective August 1, 2009, the equity interests of WCIV, our wholly-owned subsidiary, were distributed to Perpetual. As the operations of WCIV constitute a component of the Company, the operating results of WCIV through July 31, 2009 have been presented as discontinued operations for all periods presented. See “Consolidated Financial Statements—Notes to Consolidated Financial Statements—Note 7.”
On November 13, 2009, the equity interests of Politico, our wholly-owned subsidiary, were distributed to Perpetual. The operations of Politico, which constitute a component of the Company, through November 13, 2009 have been presented as discontinued operations for all periods presented. See “Consolidated Financial Statements—Notes to Consolidated Financial Statements—Note 7.”
(2)	In September 2004, the Securities Exchange Commission (“SEC”) announced that the “residual method” should no longer be used to value intangible assets other than goodwill. Rather, a “direct value method” is required to be used to determine the fair value of all intangible assets for purposes of impairment testing, including those assets previously valued using the residual method. Any impairment resulting from application of a direct value method should be reported as a cumulative effect of a change in accounting principle. Application of this new guidance became effective at the beginning of our year ended September 30, 2006. As a result of implementing this guidance, we recorded a non-cash, pre-tax impairment charge related to the carrying value of certain of our FCC licenses of $80,000. This charge was recorded, net of the related tax benefit of $31,272, as a cumulative effect of a change in accounting principle during the quarter ended December 31, 2005.
(3)	Total debt is defined as long-term debt (including the current portion thereof, and net of discount) and capital lease obligations.
(4)	Cash flows from operating, investing and financing activities were determined in accordance with GAAP. See “Consolidated Financial Statements—Consolidated Statements of Cash Flows.”
(5)

We define “Operating Cash Flow” as operating income plus depreciation, amortization and impairment. Although Operating Cash Flow is not a measure of performance calculated in accordance with GAAP, we believe it is useful for investors in our debt securities and users of our financial statements in understanding our results of operations. Management believes that Operating Cash Flow is useful because it is widely used in the broadcasting industry as a measure of operating performance and is used by investors and by analysts who report on the performance of broadcast companies. Operating Cash Flow also is generally recognized as a tool in applying valuation methodologies for companies in the media industry. In addition, management closely monitors Operating Cash Flow in determining our ability to maintain compliance with certain financial covenants of our indebtedness. Nevertheless, you should not consider Operating Cash Flow in isolation from or as a substitute for operating income, net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP, or as a measure of performance or liquidity prepared in accordance with GAAP. Moreover, because Operating Cash Flow is not a measure calculated in accordance with GAAP, this performance measure is not necessarily comparable to similarly titled measures employed by other companies.

The following table provides a reconciliation of Operating Cash Flow (a non-GAAP financial measure) to operating income (as presented in our statements of operations):

	Fiscal Year Ended September 30,					Six Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
Operating income (loss)	$60,865	$84,304	$77,954	$61,551	$25,332	$(451)	$40,057
Add:
Depreciation and amortization	8,732	8,136	8,050	8,735	8,939	4,317	4,078
Impairment of intangible assets	—	—	—	—	30,700	27,700	—

Operating Cash Flow	$69,597	$92,440	$86,004	$70,286	$64,971	$31,566	$44,135

(6)	We define “Operating Cash Flow Margin” as Operating Cash Flow as a percentage of operating revenues, net.
(7)	Capital expenditures for the years ended September 30, 2008 and 2009 and the six months ended March 31, 2009 are exclusive of $2,924, $4,376 and $4,312, respectively, of expenditures associated with the replacement of our broadcast tower and related equipment in Little Rock, Arkansas. See “Consolidated Financial Statements—Notes to Consolidated Financial Statements—Note 11.”
(8)	Interest expense, net is defined as non-related party interest expense, less non-related party interest income.
(9)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle plus fixed charges. Fixed charges consist of non-related party interest cost, which includes interest (both expensed and capitalized) on all non-related party debt, amortization of deferred financing costs and debt discount and that portion of rental expenses representative of interest (deemed to be one-third of total rental expense which is a reasonable approximation of the interest). The Company recorded a loss from continuing operations during Fiscal 2009, primarily due to the $30,700 impairment of intangible assets. This loss resulted in earnings being inadequate to cover fixed charges for the year ended September 30, 2009 and the six months ended March 31, 2009. Additional earnings of $6,484 and $19,479 would have been required to attain a ratio of one-to-one during the year ended September 30, 2009 and the six months ended March 31, 2009, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

(dollars in thousands)

This Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with GAAP. It is important that when you read this information, you read it along with our audited consolidated financial statements at September 30, 2009, and unaudited consolidated financial statements at March 31, 2010 and the accompanying notes thereto included elsewhere in this prospectus. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. See “Cautionary Disclosure Regarding Forward-Looking Statements.”

General Factors Affecting Our Business

The Company

We own ABC network-affiliated television stations serving six geographic markets: WJLA in Washington, D.C.; WCFT in Tuscaloosa, Alabama, WJSU in Anniston, Alabama and WBMA-LP, a low power television station licensed to Birmingham, Alabama (we operate WCFT and WJSU in tandem with WBMA-LP serving the viewers of the Birmingham, Tuscaloosa and Anniston market as a single programming source); WHTM in Harrisburg, Pennsylvania; KATV in Little Rock, Arkansas; KTUL in Tulsa, Oklahoma; and WSET in Lynchburg, Virginia. We also provide 24-hour per day basic cable television programming to the Washington, D.C. market, through NewsChannel 8, primarily focused on regional and local news for the Washington, D.C. metropolitan area. The operations of NewsChannel 8 are integrated with WJLA.

We also owned and operated WCIV in Charleston, South Carolina from March 1, 1996 until August 1, 2009, at which time the equity interests of WCIV were distributed to Perpetual. The operations of WCIV through July 31, 2009 are classified as discontinued operations for all periods presented.

In January 2007, we launched Politico, a specialized newspaper and Internet site (politico.com) that serves Congress, congressional staffers and those interested in the actions of our national legislature and political electoral process. On November 13, 2009, the equity interests of Politico were distributed to Perpetual. The operating results of Politico are classified as discontinued operations for all periods presented.

Prior to October 1, 2009, we presented three reportable segments consisting of WJLA/NewsChannel 8, Other Television Stations, which represented the aggregation of five of our ABC network-affiliated television stations, and Politico. Each of these operations is in the business of gathering and distributing news and entertainment content across multiple platforms, and revenue for each operation is substantially dependent upon advertising. The Company is now being managed as one operating segment, and accordingly, we will present one reportable segment effective October 1, 2009. As required, all previously reported information has been updated to reflect the change in reportable segments for all periods presented.

Business

Our operating revenues are derived from local and national advertisers and, to a much lesser extent, the ABC network and program syndicators for the broadcast of programming and from other broadcast-related activities, including retransmission consent fees from cable and telephone company operators as well as DBS providers. The primary operating expenses involved in owning and operating television stations are employee compensation, programming, newsgathering, production, promotion and the solicitation of advertising.

Television stations receive revenues for advertising sold for placement within and adjoining locally originated and network programming. Advertising rates are set based upon a variety of factors, including the size and demographic makeup of the market served by the station, a program’s popularity among viewers whom an advertiser wishes to attract, the number of advertisers competing for the available time, the availability of alternative advertising media in the market area, a station’s overall ability to attract viewers in its market area and the station’s ability to attract viewers among particular demographic groups that an advertiser may be targeting. Advertising rates are also affected by an aggressive and knowledgeable sales force and the development of projects, features and programs that tie advertiser messages to programming.

Our advertising revenues are generally highest in the first and third quarters of each fiscal year, due in part to increases in retail advertising in the period leading up to and including the holiday season and active advertising in the spring. The fluctuation in our operating results is generally related to fluctuations in the revenue cycle. In addition, advertising revenues are generally higher during election years due to spending by political candidates, which is typically heaviest during our first and fourth fiscal quarters. During years in which Olympic Games are held, there is additional demand for advertising time and, as a result, increased advertising revenue associated with Olympic broadcasts. The 2008 Summer Olympic Games and 2010 Winter Olympic Games were broadcast by NBC in August 2008 and February 2010, respectively, in connection with NBC’s United States television rights to the Olympic Games, which extend through 2012.

Our cash flow from operations is also affected on a quarterly basis by the timing of cash collections and interest payments on our debt. Cash receipts are usually greater during the second and fourth fiscal quarters, as the collection of advertising revenue typically lags the period in which such revenue is recorded. Scheduled semi-annual interest payments on our long-term fixed interest rate debt occur during the first and third fiscal quarters. As a result, our cash flows from operating activities as reflected in our consolidated financial statements are generally significantly higher during our second and fourth fiscal quarters, and such quarters comprise a substantial majority of our cash flow from operating activities for the full fiscal year.

The broadcast television industry is cyclical in nature, being affected by prevailing economic conditions. Because we rely on sales of advertising time for substantially all of our revenues, our operating results are sensitive to general economic conditions and regional conditions in each of the local market areas in which our stations operate. For Fiscal 2007, 2008 and 2009 and the six months ended March 31, 2010, the Washington, D.C. advertising market accounted for approximately one-half of our total revenues. As a result, our results of operations are highly dependent on WJLA/NewsChannel 8 and, in turn, the Washington, D.C. economy and, to a lesser extent, on each of the other local economies in which our stations operate.

We are also dependent on automotive-related advertising. Approximately 23%, 20%, 14% and 16% of our total broadcast revenues for the years ended September 30, 2007, 2008 and 2009 and the six months ended March 31, 2010, respectively, consisted of automotive-related advertising. Automotive-related advertising declined by 12%, 14% and 41% for the years ended September 30, 2007, 2008 and 2009, respectively, as a result of decreased demand for advertising by the automotive industry. Automotive-related advertising increased by 21% during the six months ended March 31, 2010 as compared to the same period in the prior fiscal year. Significant decreases in such advertising in the future would adversely affect our operating results.

Operating Revenues

The following table depicts the principal types of operating revenues from continuing operations, net of agency commissions, earned by us during each of the last three fiscal years and the six months ended March 31, 2009 and 2010 and the percentage contribution of each to our total operating revenues, before fees:

	Fiscal Year Ended September 30,						Six Months Ended March 31,
	2007		2008		2009		2009		2010
	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent
Local and national(1)	$184,437	84.2%	$174,035	83.4%	$142,770	77.2%	$72,568	76.5%	$83,140	80.9%
Political(2)	9,599	4.4%	6,590	3.1%	10,104	5.5%	8,255	8.7%	3,647	3.6%
Subscriber fees(3)	10,273	4.7%	11,774	5.6%	15,671	8.5%	7,058	7.4%	9,145	8.9%
Internet(4)	592	0.3%	2,010	1.0%	2,647	1.4%	1,282	1.3%	1,382	1.3%
Network compensation(5)	3,561	1.6%	3,282	1.6%	2,589	1.4%	1,402	1.5%	1,179	1.1%
Trade and barter(6)	5,784	2.6%	6,006	2.9%	5,496	3.0%	2,753	2.9%	2,651	2.6%
Other revenues	4,830	2.2%	5,076	2.4%	5,632	3.0%	1,567	1.7%	1,607	1.6%

Operating revenues	219,076	100.0%	208,773	100.0%	184,909	100.0%	94,885	100.0%	102,751	100.0%

Fees(7)	(4,568)		(3,753)		(3,111)		(1,631)		(2,125)

Operating revenues, net	$214,508		$205,020		$181,798		$93,254		$100,626

(1)	Represents sale of advertising to local and national advertisers, either directly or through agencies representing such advertisers, net of agency commission.
(2)	Represents sale of advertising to political advertisers.
(3)	Represents subscriber fees earned from cable and telco operators as well as DBS providers.
(4)	Represents sale of advertising on our Internet websites.
(5)	Represents payment by network for broadcasting or promoting network programming.
(6)	Represents value of commercial time exchanged for goods and services (trade) or syndicated programs (barter).
(7)	Represents fees paid to national sales representatives and fees paid for music licenses.

Local and national advertising constitutes our largest category of operating revenues, representing 75% to 85% of our total operating revenues in each of the last three full fiscal years. Local and national advertising revenues decreased 3.3%, 5.6% and 18.0% in Fiscal 2007, 2008 and 2009, respectively, and increased 14.6% during the six months ended March 31, 2010.

Results of Operations—Six Months Ended March 31, 2010 Compared to Six Months Ended March 31, 2009

Set forth below is selected consolidated financial data for the six months ended March 31, 2009 and 2010 and the percentage change between the periods:

	Six Months Ended March 31,		Percentage Change
	2009	2010
Operating revenues, net	$93,254	$100,626	7.9%
Impairment of intangible assets	27,700	—	—
All other operating expenses	66,005	60,569	(8.2)%

Operating (loss) income	(451)	40,057	—
Nonoperating expenses, net	19,028	17,291	(9.1)%
Income tax (benefit) provision	(5,064)	8,838	—

(Loss) income from continuing operations	(14,415)	13,928	—
(Loss) income from discontinued operations, net of tax	(940)	1,641	—

Net (loss) income	$(15,355)	$15,569	—

Net Operating Revenues

Net operating revenues for the six months ended March 31, 2010 totaled $100,626, an increase of $7,372, or 7.9%, when compared to net operating revenues of $93,254 for the six months ended March 31, 2009. This increase primarily reflects increased demand for local and national advertising as well as increased subscriber fees, partially offset by decreased political advertising revenues.

Local and national advertising revenues increased $10,572, or 14.6%, during the six months ended March 31, 2010 versus the comparable periods in the prior year. Local and national advertising revenue increased as a result of strengthening advertising demand due to the improving economic environment as well as active issue-oriented advertising surrounding the legislative process. The automotive category, which decreased significantly during the previous fiscal year, increased 21% during the six months ended March 31, 2010 as compared to the same period in the prior fiscal year.

Political advertising revenues decreased $4,608, or 55.8%, during the six months ended March 31, 2010 as compared to the same period in Fiscal 2009. Political advertising revenue decreased as a result of spending in the prior year by the Presidential candidates leading up to the November 2008 general election, partially offset by advertising leading up to the Virginia Governor’s election in November 2009.

Subscriber fees increased $2,087, or 29.6%, during the six months ended March 31, 2010 as compared to the same period of the prior fiscal year. This increase was due to new retransmission consent agreements entered into with certain cable companies during the quarters ended March 31, 2009 and June 30, 2009 as well as contractual increases in per subscriber rates and increases in the overall number of subscribers related to existing agreements.

No individual advertiser accounted for more than 5% of our broadcast revenues during the six months ended March 31, 2009 or 2010.

Total Operating Expenses

Total operating expenses for the six months ended March 31, 2010 totaled $60,569, a decrease of $33,136, or 35.4%, compared to total operating expenses of $93,705 for the six-month period ended March 31, 2009. This net decrease consisted of a decrease in television operating expenses, excluding depreciation, amortization and impairment, of $5,849, a decrease in depreciation and amortization of $239, an intangible asset impairment charge in the prior year of $27,700 and an increase in corporate expenses of $652.

Television operating expenses, excluding depreciation, amortization and impairment, decreased $5,849, or 9.8%, for the six months ended March 31, 2010 as compared to the same period in Fiscal 2009. This decrease was due primarily to expense reduction initiatives implemented during the quarter ended March 31, 2009 in response to the overall weak advertising environment. These expense reductions included the elimination of management and staff positions, reductions in incentive and base compensation across the Company, the suspension of the Company match to our 401(k) plan and other cost-saving measures, including significant decreases in discretionary spending, such as travel, meals and entertainment. The full-year effect of these initiatives largely had occurred by February 1, 2010.

Corporate expenses increased $652, or 29.5%, for the six months ended March 31, 2010 as compared to the same period in Fiscal 2009 primarily due to increased compensation expense as compared to the prior year’s reduced levels.

During the quarter ended March 31, 2009 of the prior fiscal year, events occurred which indicated that an impairment of certain broadcast licenses may have existed. The events included the decline in the overall economy, forecasts for negative industry-wide advertising growth in 2009, and reduced revenue projections and related cost reduction measures within the Company. Thus, such broadcast licenses were tested for impairment as of March 31, 2009. The tests indicated that four broadcast licenses were impaired. As a result, we recorded a non-cash impairment charge of $27,700 during the quarter ended March 31, 2009.

Operating Income (Loss)

Operating income of $40,057 for the six months ended March 31, 2010 increased $40,508 when compared to the operating loss of $451 for the same period in the prior fiscal year. For the six months ended March 31, 2010, the operating margin increased to 39.8% from -0.5% for the comparable period in the prior fiscal year. The increases in operating income and margin were primarily the result of increased net operating revenues and decreased total operating expenses, as discussed above.

Nonoperating Expenses, Net

Interest Expense.    Interest expense of $18,401 for the six months ended March 31, 2010 decreased $163, or 0.9%, as compared to $18,564 for the comparable period of Fiscal 2009. The average balance of debt outstanding for the six months ended March 31, 2009 and 2010 was $489,354 and $476,556, respectively, and the weighted average interest rate on debt was 7.5% and 7.6% for the six-month periods ended March 31, 2009 and 2010, respectively.

Other, net.    Other, net nonoperating income was $1,000 for the six months ended March 31, 2010, as compared to other, net nonoperating expense of $582 for the same period in the prior year. The difference of $1,582 resulted from the recording of a non-cash gain on the exchange of equipment with Sprint Nextel Corporation (“Nextel”) of $1,610 during the six months ended March 31, 2010 as compared to $108 during the six months ended March 31, 2009. The FCC has granted to Nextel the right to reclaim a portion of the spectrum in the

2 GHz band from broadcasters across the country. In order to claim this spectrum, Nextel must replace all of the broadcasters’ electronic newsgathering equipment currently using this spectrum with digital equipment capable of operating in the reformatted portion of the 2 GHz band retained by the broadcasters. This exchange of equipment will be completed on a market by market basis. As the equipment is exchanged and placed into service in each of our markets, a gain will be recorded to the extent that the fair market value of the equipment received exceeds the book value of the analog equipment exchanged.

Income Taxes

The provision for income taxes for the six months ended March 31, 2010 totaled $8,838 as compared to the benefit from income taxes of $5,064 for the six months ended March 31, 2009. The increase in the provision for income taxes of $13,902 during the six months ended March 31, 2010 was primarily due to the $42,245 increase in income from continuing operations before income taxes.

(Loss) Income from Continuing Operations

Income from continuing operations during the six months ended March 31, 2010 was $13,928, an increase of $28,343 when compared to the loss from continuing operations of $14,415 during the comparable period in Fiscal 2009. This increase was primarily due to increased operating income as discussed above.

(Loss) Income from Discontinued Operations, Net of Tax

The operations of WCIV and Politico through July 31, 2009 and November 13, 2009, respectively, are classified as discontinued operations for all periods presented. Income from discontinued operations was $1,641, net of the related provision for income taxes of $1,028, during the six months ended March 31, 2010. The distribution of Politico resulted in a current tax effect of $1,766 which was reflected as a reduction to stockholder’s investment during the six months ended March 31, 2010. Loss from discontinued operations during the six months ended March 31, 2009 was $940, net of the related tax benefit of $593.

Net (Loss) Income

For the six months ended March 31, 2010, the Company recorded net income of $15,569 as compared to a net loss of $15,355 for the six months ended March 31, 2009. This increase in net income of $30,924 during the six months ended March 31, 2010 was primarily due to increased operating income as discussed above.

Balance Sheet

Significant balance sheet fluctuations from September 30, 2009 to March 31, 2010 consisted primarily of decreases in program rights and program rights payable. These decreases reflect the annual cycle of the underlying program contracts which generally begins in September of each year. See also “Liquidity and Capital Resources.”

Results of Operations—Fiscal Year Ended September 30, 2009 Compared to Fiscal Year Ended September 30, 2008

Set forth below is selected consolidated financial data for Fiscal 2008 and 2009 and the percentage change between the years.

	Fiscal Year Ended September 30,		Percentage Change
	2008	2009
Operating revenues, net	$205,020	$181,798	(11.3)%
Impairment of intangible assets	—	30,700	—
All other operating expenses	143,469	125,766	(12.3)%

Operating income	61,551	25,332	(58.8)%
Nonoperating expenses, net	37,577	31,816	(15.3)%
Income tax provision (benefit)	9,175	(713)	—

Income (loss) from continuing operations	14,799	(5,771)	—
(Loss) income from discontinued operations, net of tax	(1,926)	199	—

Net income (loss)	$12,873	$(5,572)	—

Net Operating Revenues

Net operating revenues for Fiscal 2009 totaled $181,798, a decrease of $23,222, or 11.3%, as compared to Fiscal 2008. Our operations were negatively impacted as a result of the general economic downturn experienced during Fiscal 2009. This decrease was partially offset by increases in subscriber fees, Internet revenues and political advertising as discussed below.

Local and national advertising revenues decreased $31,265, or 18.0%, from Fiscal 2008. This decline reflected decreased demand primarily due to an overall weak advertising environment, particularly in the automotive category which was down 41% during Fiscal 2009.

Political advertising revenues increased $3,514, or 53.3%, in Fiscal 2009 as compared to Fiscal 2008. Political advertising revenue increased in all but one of our markets with substantial increases in our Virginia and Pennsylvania markets related to spending by the Presidential candidates leading up to the November 2008 general election, which generated substantial revenue in the first quarter of Fiscal 2009. While political advertising revenue increased for the year ended September 30, 2009, it decreased during the final quarter of the fiscal year. This decrease was due to political advertising during the fourth quarter of Fiscal 2008 leading up to the November 2008 elections, partially offset by spending during the fourth quarter of Fiscal 2009 related to the Virginia Governor’s election.

Subscriber fees increased $3,897, or 33.1%, during Fiscal 2009 as compared to the prior fiscal year. This increase was due to new retransmission consent agreements entered into with certain cable companies during the quarters ended March 31, 2009 and June 30, 2009 as well as contractual increases in per subscriber rates and increases in the overall number of subscribers related to existing agreements.

Internet revenues increased $637, or 31.7%, during Fiscal 2009 as a result of continued specific content and sales initiatives related to our station websites.

Other revenue increased $556, or 11.0%, during Fiscal 2009 as compared to the same period in the prior year. During the fourth quarter of Fiscal 2009, the insurance claim related to the January 2008 collapse of our broadcast tower in Little Rock, Arkansas was finalized. As a result, we recorded a gain on the business interruption portion of the claim of $2,811 in other revenue.

See “Liquidity and Capital Resources—Other Uses of Cash.” This increase in other revenue was substantially offset by a change in the nature of our relationship with the University of Arkansas. In conjunction with a long-term renewal and broadening of the Arkansas Razorback Sports Network franchise, we are now working with a third-party, multimedia sports rightsholder. As a result, we now receive certain fees from this company rather than directly selling the radio and television advertising. Such fees are less than the advertising revenue previously generated. This decrease in revenue has a corresponding decrease in expense as we also no longer incur the programming rights fee to the University of Arkansas. These decreases in revenue and expense primarily affected the first two quarters of Fiscal 2009 due to the timing of the college football and basketball seasons.

No individual advertiser accounted for more than 5% of our operating revenues during Fiscal 2009 or 2008.

Total Operating Expenses

Total operating expenses in Fiscal 2009 were $156,466, an increase of $12,997, or 9.1%, compared to total operating expenses of $143,469 in Fiscal 2008. This net increase consisted of a decrease in television operating expenses, excluding depreciation, amortization and impairment, of $16,527, an increase in depreciation and amortization of $204, an intangible asset impairment charge of $30,700 and a decrease in corporate expenses of $1,380.

Television operating expenses, excluding depreciation, amortization and impairment, totaled $111,748 in Fiscal 2009, a decrease of $16,527, or 12.9%, when compared to television operating expenses of $128,275 in Fiscal 2008. This decrease was due primarily to expense reduction initiatives implemented during the quarter ended March 31, 2009 as well as the change in the nature of our relationship with the University of Arkansas as discussed above. During the quarter ended March 31, 2009, we responded to the overall weak advertising environment with a number of expense reduction initiatives. These included the elimination of management and staff positions, reductions in incentive and base compensation across the Company, the suspension of the Company match to our 401(k) plan and other cost-saving measures, including significant decreases in discretionary spending, such as travel, meals and entertainment.

Corporate expenses decreased $1,380, or 21.4%, for the fiscal year ended September 30, 2009 as compared to the prior fiscal year primarily due to decreased executive bonus and incentive compensation.

During the quarter ended March 31, 2009, events occurred which indicated that an impairment of certain broadcast licenses may exist. The events included the decline in the overall economy, forecasts for negative industry-wide advertising growth in 2009, and reduced revenue projections and related cost reduction measures within the Company. Thus, such broadcast licenses were tested for impairment as of March 31, 2009. The tests indicated that four broadcast licenses in the Other Television Stations reportable segment were impaired. As a result, we recorded a non-cash impairment charge of $27,700 during the quarter ended March 31, 2009. Our annual impairment tests were performed as of September 30, 2009. These tests indicated that a further impairment had occurred with respect to these four broadcast licenses, resulting in a non-cash impairment charge of $3,000 during the quarter ended September 30, 2009. There were no related charges recorded during the prior year. Notwithstanding the factors cited above, the recording of these impairment charges will not have any direct effect on our liquidity or future operating results. See “Critical Accounting Policies and Estimates.”

Operating Income

Operating income of $25,332 in Fiscal 2009 decreased $36,219, or 58.8%, compared to operating income of $61,551 in Fiscal 2008. The operating income margin in Fiscal 2009 decreased to 13.9% from 30.0% for the prior fiscal year. The decreases in operating income and margin during Fiscal 2009 were primarily the result of the non-cash intangible asset impairment charge of $30,700 recorded during Fiscal 2009 as discussed above.

Nonoperating Expenses, Net

Interest Expense.    Interest expense decreased by $451, or 1.2%, from $37,631 in Fiscal 2008 to $37,180 in Fiscal 2009. The decrease in interest expense was primarily due to the decrease in the average balance of debt outstanding during Fiscal 2009 as compared to the prior fiscal year as well as a decrease in the weighted average interest rate on debt. The average balance of debt outstanding for Fiscal 2008 and 2009 was $491,788 and $488,199, respectively, and the weighted average interest rate on debt was 7.6% and 7.5% during the years ended September 30, 2008 and 2009, respectively.

Other, Net.    Other net nonoperating income was $5,222 during Fiscal 2009 as compared to other net nonoperating expense of $242 during Fiscal 2008. During the fourth quarter of Fiscal 2009, the insurance claim related to the January 2008 collapse of our broadcast tower in Little Rock, Arkansas was finalized. As a result, we recorded a gain on the replacement cost property portion of the claim of $6,015, reflecting the excess of replacement cost insurance proceeds over the carrying value of the destroyed assets. See “Liquidity and Capital Resources—Other Uses of Cash.” This increase in other net nonoperating income was partially offset by a decrease in the non-cash gain recorded related to the exchange of equipment by Nextel of $363 as discussed below.

The FCC has granted to Sprint Nextel Corporation (“Nextel”) the right to reclaim a portion of the spectrum in the 2 GHz band from broadcasters across the country. In order to claim this spectrum, Nextel must replace all of the broadcasters’ electronic newsgathering equipment currently using this spectrum with digital equipment capable of operating in the reformatted portion of the 2 GHz band retained by the broadcasters. This exchange of equipment will be completed on a market by market basis. As the equipment is exchanged and placed into service in each of our markets, a gain will be recorded to the extent that the fair market value of the equipment received exceeds the book value of the analog equipment exchanged. During the years ended September 30, 2008 and 2009, equipment was exchanged and placed into service with an excess of fair market value as compared to book value of $978 and $615, respectively, and was recorded as a non-cash gain in other, net nonoperating income.

Income Taxes

The benefit from income taxes in Fiscal 2009 totaled $713, a decrease of $9,888 when compared to the provision for income taxes of $9,175 in Fiscal 2008. This decrease in income tax expense was primarily due to the $30,458 decrease in pre-tax income from continuing operations.

Income (Loss) from Continuing Operations

Loss from continuing operations during Fiscal 2009 was $5,771, a decrease of $20,570 when compared to income from continuing operations of $14,799 during Fiscal 2008. This decrease was primarily due to non-cash intangible asset impairment charges of $30,700, partially offset by the related tax benefit of $9,235 as well as gains, net of tax, associated with finalizing the insurance claim related to the collapse of our broadcast tower in Little Rock, Arkansas.

Income (Loss) from Discontinued Operations, Net of Tax

Effective August 1, 2009, we distributed the equity interests of WCIV to Perpetual. The operations of WCIV through July 31, 2009 are classified as discontinued operations for all periods presented. On November 13, 2009, we distributed the equity interests of Politico to Perpetual. The operations of Politico are classified as discontinued operations for all periods presented. Income from discontinued operations of WCIV through July 31, 2009 and Politico through September 30, 2009 was $199, net of the related tax provision of $156, during Fiscal 2009. This increased $2,125 when compared to the loss from discontinued operations of WCIV and Politico for the full fiscal year of $1,926, net of the related tax benefit of $1,109, during Fiscal 2008. The $2,125 increase primarily reflected the increased issue-oriented advertising demand for Politico as well as an increase in the number of print publications produced during Fiscal 2009.

Net Income (Loss)

For Fiscal 2009, the Company recorded a net loss of $5,572 as compared to net income of $12,873 for Fiscal 2008. The decrease in net income during Fiscal 2009 of $18,445 was primarily due to decreased income from continuing operations, as discussed above.

Results of Operations—Fiscal Year Ended September 30, 2008 Compared to Fiscal Year Ended September 30, 2007

Set forth below is selected consolidated financial data for Fiscal 2007 and 2008 and the percentage change between the years.

	Fiscal Year Ended September 30,		Percentage Change
	2007	2008
Operating revenues, net	$214,508	$205,020	(4.4)%
Total operating expenses	136,554	143,469	5.1%

Operating income	77,954	61,551	(21.0)%
Nonoperating expenses, net	36,313	37,577	3.5%
Income tax provision	15,794	9,175	(41.9)%

Income from continuing operations	25,847	14,799	(42.7)%
Loss from discontinued operations, net of tax	(3,233)	(1,926)	(40.4)%

Net income	$22,614	$12,873	(43.1)%

Net Operating Revenues

Net operating revenues for Fiscal 2008 totaled $205,020, a decrease of $9,488, or 4.4%, as compared to Fiscal 2007. Our operations were negatively impacted due to a decrease in demand for local and national advertising revenue, particularly in our Washington, D.C. market, as well as decreased political advertising revenues, partially offset by increased Internet advertising revenues.

Local and national advertising revenues decreased $10,402, or 5.6%, from Fiscal 2007. The decrease in local and national advertising revenues was due to a general decrease in demand for local and national advertising in all of our markets during the final three quarters of Fiscal 2008, with a particular decrease in demand by local and national advertisers in our Washington, D.C. market. This overall decrease was partially offset by increased local and national advertising revenue in the first quarter of Fiscal 2008, primarily reflecting the prior year displacement of local and national advertisers during the peak political advertising period leading up to the November 2006 elections.

Political advertising revenues decreased by $3,009, or 31.3%, in Fiscal 2008 from Fiscal 2007. Political advertising revenues decreased due to various high-profile state-wide political elections in November 2006, which generated substantial revenue in the first quarter of Fiscal 2007 with no comparable activity in Fiscal 2008, partially offset by spending by the Presidential candidates during Fiscal 2008 for the primaries and principally for the period leading up to the November 2008 general election in our Virginia and Pennsylvania markets.

Subscriber fee revenue increased $1,501, or 14.6%, during Fiscal 2008 as compared to the prior fiscal year. This increase was due to an increase in the overall number of subscribers as well as various contractual increases in the monthly per subscriber rates.

Internet revenues increased $1,418 to $2,010 during Fiscal 2008. This increase was the result of increased Internet-based advertising revenue across our station group.

No individual advertiser accounted for more than 5% of our operating revenues during Fiscal 2008 or 2007.

Total Operating Expenses

Total operating expenses in Fiscal 2008 were $143,469, an increase of $6,915, or 5.1%, compared to total operating expenses of $136,554 in Fiscal 2007. This net increase consisted of an increase in television operating expenses, excluding depreciation, amortization and impairment, of $5,877, an increase in depreciation and amortization of $685 and an increase in corporate expenses of $353.

Television operating expenses, excluding depreciation, amortization and impairment, totaled $128,275 in Fiscal 2008, an increase of $5,877, or 4.8%, when compared to television operating expenses of $122,398 in Fiscal 2007. This increase was primarily due to an overall increase in our employee compensation and benefits of 5.9% for the year ended September 30, 2008 as compared to the prior fiscal year.

Operating Income

Operating income of $61,551 in Fiscal 2008 decreased $16,403, or 21.0%, compared to operating income of $77,954 in Fiscal 2007. The operating income margin in Fiscal 2008 decreased to 30.0% from 36.3% for the prior fiscal year. The decreases in operating income and margin during Fiscal 2008 were primarily the result of increased total operating expenses and decreased net operating revenues as discussed above.

Nonoperating Expenses, Net

Interest Expense.    Interest expense increased by $418, or 1.1%, from $37,213 in Fiscal 2007 to $37,631 in Fiscal 2008. The increase in interest expense was primarily due to the increase in the average balance of debt outstanding during Fiscal 2008 as compared to the prior fiscal year, partially offset by a decrease in the weighted average interest rate on debt. The average balance of debt outstanding for Fiscal 2007 and 2008 was $475,871 and $491,788, respectively, and the weighted average interest rate on debt was 7.7% and 7.6% during the years ended September 30, 2007 and 2008, respectively.

Other, Net.    The FCC has granted to Sprint Nextel Corporation (“Nextel”) the right to reclaim a portion of the spectrum in the 2 GHz band from broadcasters across the country. In order to claim this spectrum, Nextel must replace all of the broadcasters’ electronic newsgathering equipment currently using this spectrum with digital equipment capable of operating in the reformatted portion of the 2 GHz band retained by the broadcasters. This exchange of equipment will be completed on a market by market basis. As the equipment is exchanged and placed into service in each of our markets, a gain will be recorded to the extent that the fair market value of the equipment received exceeds the book value of the analog equipment exchanged. During the years ended September 30, 2007 and 2008, equipment was exchanged and placed into service with an excess of fair market value as compared to book value of $1,256 and $978, respectively, and was recorded as a non-cash gain in other, net nonoperating income.

Income Taxes

The provision for income taxes in Fiscal 2008 totaled $9,175, a decrease of $6,619, or 41.9%, when compared to the provision for income taxes of $15,794 in Fiscal 2007. The decrease in the provision for income taxes was primarily due to the $17,667, or 42.4%, decrease in pre-tax income from continuing operations.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued new guidance related to accounting for uncertainty in income taxes. This guidance clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax provisions taken or expected to be taken in a tax return. The new guidance was adopted on October 1, 2007. The cumulative effect of adoption resulted in a net decrease of $1,295 to the opening balance of retained earnings.

Our operations are included in a consolidated federal income tax return and a combined Virginia state income tax return filed by Perpetual. We calculate and record income tax expense in accordance with the accounting rules for income taxes as if we were a separate taxpayer from Perpetual. We make payments to Perpetual in accordance with the terms of a tax sharing agreement between Perpetual and us. During the year ended September 30, 2008, income tax payments due to Perpetual in accordance with the tax sharing agreement exceeded the income tax payments that would be due as calculated in accordance with the accounting rules for income taxes by $695. This difference was recorded as a charge against retained earnings.

Income from Continuing Operations

Income from continuing operations during Fiscal 2008 was $14,799, a decrease of $11,048, or 42.7%, when compared to income from continuing operations of $25,847 during Fiscal 2007. This decrease was primarily due to the $16,403 decrease in operating income as discussed above.

Loss from Discontinued Operations, Net of Tax

Effective August 1, 2009, we distributed the equity interests of WCIV to Perpetual. The operations of WCIV through July 31, 2009 are classified as discontinued operations for all periods presented. On November 13, 2009, we distributed the equity interests of Politico to Perpetual. The operations of Politico are classified as discontinued operations for all periods presented. Loss from discontinued operations of WCIV and Politico was $1,926, net of the related tax benefit of $1,109, during Fiscal 2008. This loss decreased $1,307 when compared to the loss from discontinued operations of WCIV and Politico of $3,233, net of the related tax benefit of $1,977, during Fiscal 2007. The decreased loss was primarily due the first full year of operations during Fiscal 2008 for Politico, which launched in January 2007.

Net Income

For Fiscal 2008, the Company recorded net income of $12,873 as compared to $22,614 for Fiscal 2007. The decrease in net income during Fiscal 2008 of $9,741, or 43.1%, was primarily due to decreased operating income, as discussed above.

Liquidity and Capital Resources

Cash Provided by Operations

Our principal sources of working capital are cash flow from operations and borrowings under our Existing Credit Facility. As discussed above, our operating results are cyclical in nature primarily as a result of seasonal fluctuations in advertising revenues, which are generally highest in the first and third quarters of each fiscal year. Our cash flow from operations is also affected on a quarterly basis by the timing of cash collections and interest payments on our debt. Cash receipts are usually greater during the second and fourth fiscal quarters as the collection of advertising revenue typically lags the period in which such revenue is recorded. Scheduled semi-annual interest payments on our long-term fixed interest rate debt occur during the first and third fiscal quarters. As a result, our cash flows from operating activities as reflected in our consolidated financial statements are generally significantly higher during our second and fourth fiscal quarters, and such quarters comprise a substantial majority of our cash flows from operating activities for the full fiscal year.

As reported in our consolidated statements of cash flows, our net cash provided by operating activities was $31,092, $34,027, $21,407 and $13,576 for Fiscal 2007, 2008 and 2009 and the six months ended March 31, 2010, respectively. The increase in cash provided by operating activities from Fiscal 2007 to Fiscal 2008 was primarily the result of greater cash collection activity as well as various other differences in the timing of cash receipts and payments in the ordinary course of operations, largely offset by decreased net income during Fiscal 2008. The decrease in cash provided by operating activities from Fiscal 2008 to Fiscal 2009 was primarily the result of various differences in the timing of cash receipts and payments in the ordinary course of operations. These differences reflect reduced revenue levels during Fiscal 2009 as well as decreased liability balances at September 30, 2009 due to the expense reduction initiatives put into place during the year. The net cash provided by operating activities during the six months ended March 31, 2010 reflects increased revenue levels during the first six months of Fiscal 2010 as well as the seasonality of our cash flows as discussed above.

Distributions to Related Parties

We have periodically made advances in the form of distributions to Perpetual. For Fiscal 2007, 2008 and 2009, we made cash advances net of repayments to Perpetual of $61,371, $27,880 and $7,125, respectively. No cash advances were made during the nine months ended September 30, 2009 or during the six months ended March 31, 2010. The advances to Perpetual are non-interest bearing and, as such, do not reflect market rates of interest-bearing loans to unaffiliated third parties. Effective August 1, 2009, the equity interests of WCIV were distributed to Perpetual, and on November 13, 2009, the equity interest of Politico were distributed to Perpetual. See “Our Business.”

At present, the primary source of repayment of net advances is through our ability to pay dividends or make other distributions, and there is no immediate intent for the amounts to be repaid. Accordingly, these advances have been treated as a reduction of stockholder’s investment and are described as “distributions” in our consolidated financial statements.

Under the terms of the agreements relating to our indebtedness, future advances, distributions and dividends to related parties are subject to certain restrictions. We anticipate that, subject to such restrictions, applicable law and payment obligations with respect to our indebtedness, we will make advances, distributions or dividends to related parties in the future.

During Fiscal 2007, 2008 and 2009 and the six months ended March 31, 2010, we were charged by Perpetual under a tax sharing agreement with Perpetual for federal and state income taxes totaling $9,734, $5,350 $4,887 and $8,833, respectively, and we made payments to Perpetual for these taxes of $9,734, $5,350, $2,842 and $5,365, respectively.

Stockholder’s deficit amounted to $386,901 at March 31, 2010, a decrease of $11,908, or 3.0%, from the September 30, 2009 deficit of $398,809. The decrease was due to net income for the period of $15,569, as well as a net decrease in distributions to owners of $3,468 related to tax charges and payments under the tax sharing agreement, partially offset by the distribution of the equity interests of Politico to Perpetual at historical cost of $5,363 as well as the related tax effect of the Politico distribution of $1,766.

Indebtedness

Our total debt decreased from $475,240 at September 30, 2009 to $465,916 at March 31, 2010. This debt, net of applicable discounts, consisted of $453,916 of 7 3/4% senior subordinated notes due December 15, 2012 and $12,000 outstanding under our Senior Credit Facility. The decrease of $9,324 in total debt from September 30, 2009 to March 31, 2010 was primarily due to $9,500 in net repayments under our Senior Credit Facility.

On February 5, 2009, we executed an amendment to our Senior Credit Facility with an effective date as of December 31, 2008. The amendment served, among other things, to adjust certain of the financial covenants. In addition, the total commitment under the credit facility was reduced from $70,000 to $67,500 effective February 5, 2009 and to $65,000 effective December 31, 2009. On November 13, 2009, our Senior Credit Facility was further amended to permit the distribution of the equity interests of Politico to Perpetual.

On April 29, 2010, we executed an amendment to our Senior Credit Facility. The amendment served to: (i) permit us to complete our offering of senior notes as discussed below; (ii) provide additional collateral under the senior credit facility; (iii) extend the maturity date to April 29, 2013; and (iv) reduce the total commitment under the credit facility from $65,000 to $60,000.

Our Senior Credit Facility is secured by the assets and pledge of stock of ACC and its subsidiaries. Interest is payable quarterly at various rates from prime plus 1.50% or from LIBOR plus 2.75% depending on certain financial operating tests.

On April 30, 2010, we issued $455,000 aggregate principal amount of 8% Senior Notes due May 15, 2018 at par. The net proceeds were used to purchase $405,443 aggregate principal amount of our 2012 Notes on April 30, 2010 and $10 aggregate principal amount of our 2012 Notes on May 14, 2010, all of which were received and accepted for purchase in accordance with our tender offer for the 2012 Notes. The remaining net proceeds of the initial notes, together with borrowings under our Senior Credit Facility and cash on hand, was used to redeem the remaining $49,547 aggregate principal amount of outstanding 2012 Notes on June 1, 2010.

As a result of the purchase and redemption of our 2012 Notes, we expect to record a pre-tax charge of approximately $10,400 during the quarter ending June 30, 2010 related to the early repayment of the 2012 Notes.

Under the existing borrowing agreements, we are subject to restrictive covenants that place limitations upon payments of cash distributions, dividends, issuance of capital stock, investment transactions, incurrence of additional obligations and transactions with affiliates. Our Senior Credit Facility currently contains the most restrictive covenants and limitations of this nature. In addition, under our Senior Credit Facility, we must maintain compliance with certain financial covenants. Compliance with the financial covenants is measured at the end of each quarter, and as of March 31, 2010, we were in compliance with those financial covenants. We are also required to pay a commitment fee ranging from 0.375% to 0.500% per annum based on the amount of any unused portion of our Senior Credit Facility.

Our Senior Credit Facility, under which $12,000 was outstanding at March 31, 2010, has four financial maintenance covenants which are calculated based on the most recent twelve months of activity as of the end of each quarter. These financial maintenance covenants include a minimum interest coverage ratio, maximum total and senior leverage ratios and a minimum fixed charge coverage ratio. The maximum total leverage ratio covenant is currently the most restrictive of the four financial maintenance covenants. The total leverage ratio also serves to limit cash advances to Perpetual. Under our Senior Credit Facility, the total leverage ratio must not exceed 6.75 in order for such advances to be made. The calculation for this ratio and the financial covenant requirement for this ratio as of March 31, 2010 and September 30, 2009 are provided below.

	Calculation as of March 31, 2010	Covenant Requirement as of March 31, 2010	Calculation as of September 30, 2009	Covenant Requirement as of September 30, 2009
Total Leverage Ratio
Total debt, plus unamortized debt discount	$467,000		$476,500
Consolidated EBITDA, as defined below	$78,766		$67,248
Total debt, plus unamortized debt discount, divided by Consolidated EBITDA	5.93	Must not exceed 7.50	7.09	Must not exceed 8.00

Consolidated EBITDA is a defined term in our Senior Credit Facility and is calculated as required by the terms of our Senior Credit Facility as follows:

	Calculation for the twelve months ended March 31, 2010	Calculation for the twelve months ended September 30, 2009
Net income (loss)	$25,352	$(5,572)
(Income) loss from discontinued operations, net of tax	(2,780)	214
Provision for (benefit from) income taxes	13,189	(373)
Interest expense	37,017	37,180
Gain on disposal of assets	(8,058)	(6,459)
Depreciation and amortization	8,700	9,087
Provision for doubtful accounts	840	991
Other noncash charges	4,506	32,180

Consolidated EBITDA	$78,766	$67,248

The calculation for the twelve months ended September 30, 2009 excludes amounts related to WCIV, and the calculation for the twelve months ended March 31, 2010 excludes amounts related to WCIV and Politico as required by our Senior Credit Facility. Consolidated EBITDA is a non-GAAP measure which is only presented for purposes of assisting the reader in understanding our compliance with our financial covenants. We have calculated Consolidated EBITDA in accordance with the specific requirements of our Senior Credit Facility, and this calculation may not be consistent with similarly titled measures used by other companies. This measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The significant general economic decline during 2009 adversely impacted advertising revenues, and we initiated actions to reduce costs in response thereto. In light of the adverse impact of the economic conditions, we amended our Senior Credit Facility to, among other things, increase the permitted maximum total leverage ratio covenant as calculated above. The permitted maximum total leverage ratio steps back down in the future, including a decrease to 7.25 effective September 30, 2010. We believe that based on anticipated improved results for Fiscal 2010, including the continuing benefit of the majority of the cost reductions we initiated during Fiscal 2009, we will be able to continue to comply with the financial covenants of our Senior Credit Facility.

The indenture governing the 2012 Notes, and the indenture that will govern the Notes, provide or will provide that, whether or not required by the rules and regulations of the SEC, so long as any senior notes are outstanding, we, at our expense, will furnish to each holder (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual financial information only, a report thereon by our certified independent accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, the indentures also provide that, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

Other Uses of Cash

During Fiscal 2007, 2008 and 2009 and the six months ended March 31, 2010, we made capital expenditures of $6,052, $5,986, $4,853 and $2,413, respectively. Capital expenditures of $5,986 and $4,853 during the years ended September 30, 2008 and 2009, respectively, are exclusive of $2,924 and $4,376, respectively, of expenditures related to the replacement of our broadcast tower and related equipment in Little Rock, Arkansas, as discussed below. At this time, we estimate that capital expenditures for Fiscal 2010 will be in the approximate range of $5,000 to $6,000, and will primarily be for the acquisition of technical equipment and vehicles to support ongoing operations across our stations, including completion of the transition to our final digital channels. We expect that the source of funds for these anticipated capital expenditures will be cash provided by operations and borrowings under the Senior Credit Facility.

On January 11, 2008, our broadcast tower in Little Rock, Arkansas collapsed and fell, causing an interruption in the distribution of the over-the-air broadcast signals for our station in the Little Rock market. The tower, the broadcast equipment installed on the tower and certain equipment located near the tower were destroyed. The distribution of the station’s primary signal via cable and satellite services was restored beginning within hours of the collapse. A limited over-the-air signal was restored ten days later, on January 21, 2008. Transmitter power was increased as of March 16, 2008, which served to enhance the reach and quality of the interim over-the-air signal. We maintain replacement cost property insurance as well as business interruption insurance on the tower and equipment affected by the collapse. We have completed construction of the permanent replacement tower and installation of related equipment and began broadcasting a full power digital signal from the replacement tower on February 20, 2009.

During July 2009, the related insurance claim negotiation was finalized. As a result, the Company recorded a gain on the replacement cost property portion of the claim of $6,015, reflecting the excess of replacement cost insurance proceeds over the carrying value of the destroyed assets. This gain is reflected in other nonoperating income in the accompanying consolidated statement of operations and retained earnings. In addition, a gain on the business interruption portion of the claim of $2,811, reflecting the lost revenue associated with the tower collapse, was also recorded during the quarter ended September 30, 2009. This gain is reflected in net operating revenues in the accompanying consolidated statement of operations and retained earnings. Proceeds received from the insurance company are reflected within investing activities in the accompanying consolidated statements of cash flows to the extent of claim-related capital expenditures during that period. Proceeds in excess of claim-related capital expenditures are reflected within operating activities.

We regularly enter into program contracts for the right to broadcast television programs produced by others and program commitments for the right to broadcast programs in the future. Such programming commitments are generally made to replace expiring or cancelled program rights. During Fiscal 2007, 2008 and 2009 and the six months ended March 31, 2010, we made cash payments of approximately $10,800, $10,800, $11,300 and $6,200, respectively, for rights to television programs. We anticipate cash payments for program rights will be in the approximate range of $11,000 to $12,000 per year for Fiscal 2010 through 2014. We currently intend to fund these commitments with cash provided by operations.

The following table presents the long-term debt maturities, required payments under contractual agreements for broadcast rights, future minimum lease payments under noncancellable leases and guaranteed payments under employment contracts and deferred compensation agreements as of September 30, 2009:

	Fiscal Year Ending September 30,					Thereafter	Total
	2010	2011	2012	2013	2014
Long-term debt	$—	$21,500	$—	$455,000	$—	$—	$476,500
Interest payments on senior subordinated notes	35,263	35,263	35,263	17,631	—	—	123,420
Programming contracts—currently available	12,618	552	403	324	—	—	13,897
Programming contracts—future commitments	942	10,063	4,749	346	—	—	16,100
Operating leases	4,745	4,700	4,554	4,632	4,764	16,705	40,100
Employment contracts	10,117	4,086	331	77	—	—	14,611
Deferred compensation	587	369	169	96	—	—	1,221

Total	$64,272	$76,533	$45,469	$478,106	$4,764	$16,705	$685,849

Interest payments under our Senior Credit Facility have not been included in the above table as such payments fluctuate depending on the market rates of interest and the amount outstanding under the facility.

The above table does not reflect the Refinancing. As adjusted for the Refinancing, the maturity dates of long-term debt associated with our Senior Credit Facility and the initial notes will be changed to Fiscal 2013 and Fiscal 2018, respectively. The interest payments due on the initial notes will be $36,400 per year through the maturity date of May 15, 2018.

We also have certain obligations and commitments under various executory agreements to make future payments for goods and services. These agreements secure the future rights to certain goods and services to be used in the normal course of operations.

Based upon our current level of operations, we believe that available cash, together with cash flows generated by operating activities as well as amounts available under our Senior Credit Facility and from repayments of distributions to owners, and amounts that may become available under the Senior Credit Facility, will be adequate to meet our anticipated future requirements for working capital, capital expenditures and scheduled payments of interest on our debt for the next twelve months.

ACC’s cash flow from operations and consequent ability to service its debt is, in part, dependent upon the earnings of its subsidiaries and the distribution (through dividends or otherwise) of those earnings to ACC, or upon loans, advances or other payments of funds by those subsidiaries to ACC. As of March 31, 2010, 49% of the assets of ACC were held by operating subsidiaries and for Fiscal 2009 and the six months ended March 31, 2010, approximately 50% of ACC’s net operating revenues were derived from the operations of ACC’s subsidiaries.

Income Taxes

Our operations are included in a consolidated federal income tax return filed by Perpetual. In accordance with the terms of a tax sharing agreement between ACC and Perpetual, we are required to pay to Perpetual our federal income tax liability, computed based upon statutory federal income tax rates applied to our consolidated taxable income. We file separate state income tax returns with the exception of Virginia, which is included in a combined state income tax return filed by Perpetual. In accordance with the terms of the tax sharing agreement, we are required to pay to Perpetual our combined Virginia income tax liability, computed based upon statutory Virginia income tax rates applied to our combined Virginia net taxable income. Taxes payable to Perpetual are not reduced by losses generated in prior years by us. In addition, the amounts payable by us to Perpetual under the tax sharing agreement are not reduced if losses of other members of the Perpetual group are utilized to offset our taxable income for purposes of the Perpetual consolidated federal or Virginia state income tax returns.

The provision for income taxes is determined in accordance with the accounting rules for income taxes, which require that the consolidated amount of current and deferred income tax expense for a group that files a consolidated income tax return be allocated among members of the group when those members issue separate financial statements. Perpetual allocates a portion of its consolidated current and deferred income tax expense to us as if we and our subsidiaries were separate taxpayers. We record deferred tax assets, to the extent it is considered more likely than not that such assets will be realized in future periods, and deferred tax liabilities for the tax effects of the differences between the bases of our assets and liabilities for tax and financial reporting purposes.

We record income tax expense in accordance with the accounting rules for income taxes and make payments to Perpetual in accordance with the terms of the tax sharing agreement between us and Perpetual. To the extent that there is a difference between tax payments that would be due as calculated in accordance with the accounting rules and tax payments due under the tax sharing agreement, such difference is recorded to retained earnings.

Inflation

The impact of inflation on our consolidated financial condition and consolidated results of operations for each of the periods presented was not material.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make judgments and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and assumptions we consider reasonable at the time of making those estimates. We evaluate our estimates on an on-going basis. Actual results may differ from these estimates under different circumstances or using different assumptions. We consider the following accounting policies to be critical to our business operations and the understanding of our financial condition and results of operations.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. As is customary in the broadcasting industry, we do not require collateral for our credit sales, which are typically due within thirty days. If the economy and/or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make their payments, additional allowances may be required.

Intangible Assets

Intangible assets consist of values assigned to broadcast licenses as well as favorable terms on contracts and leases. The amounts originally assigned to intangible assets were based on the results of independent valuations. The carrying value of our indefinite lived intangible assets, consisting of broadcast licenses, was $42,290 at September 30, 2008 and $11,590 at September 30, 2009 and March 31, 2010. Other intangible assets, consisting of favorable terms on contracts and leases, were amortized over the terms of the respective contracts and leases, and these assets became fully amortized during the first quarter of Fiscal 2008.

In accordance with the accounting rules for intangible assets, such assets deemed to have indefinite lives are not amortized but are subject to tests for impairment at least annually, or whenever events indicate that impairment may exist. Other intangible assets continue to be amortized over their useful lives.

Our indefinite lived intangible assets, consisting of broadcast licenses, are subject to impairment tests annually on September 30 as well as on an interim basis whenever events indicate that an impairment may exist. During the quarter ended March 31, 2009, events occurred which indicated that an impairment of certain broadcast licenses may exist. The events included the decline in the overall economy, forecasts for negative industry-wide advertising growth in 2009, and reduced revenue projections and related cost reduction measures within the Company. Thus, such broadcast licenses were tested for impairment as of March 31, 2009. The tests indicated that four broadcast licenses were impaired. As a result, we recorded a non-cash impairment charge of $27,700 during the quarter ended March 31, 2009. The annual impairment test as of September 30, 2009 indicated that a further impairment had occurred with respect to these four broadcast licenses, resulting in a non-cash impairment charge of $3,000 during the quarter ended September 30, 2009.

We use an income approach to determine the fair value of our broadcast licenses on a station-by-station basis. Any excess of carrying value over fair value represents the amount of impairment. The income approach assumes an initial hypothetical start-up operation, maturing into an average performing independent or non-affiliated station in a specific television market and giving consideration to other relevant factors such as the number of competing stations within that market. The net cash flows of this hypothetical average market participant are projected from the first year start-up to perpetuity and then discounted back to net present value. The calculated valuation is compared to market transactions in order to confirm the results of the income approach.

The following key valuation assumptions were made for an average market participant in our specific markets as of March 31, 2009: (a) a pre-tax discount rate of 13.5%; (b) compound annual market revenue growth rates ranging from 1.1% to 2.5%; and (c) operating profit margins, excluding depreciation and amortization, after the hypothetical start-up period ranging from 24.7% to 26.3%. These assumptions as of September 30, 2009 were: (a) a pre-tax discount rate of 14.3%; (b) compound annual market revenue growth rates ranging from 1.0% to 2.5%; and (c) operating profit margins, excluding depreciation and amortization, after the hypothetical start-up period ranging from 24.8% to 26.5%. The discount rate represents the current weighted average cost of capital that would be expected in our industry for an average market participant, taking into account the typical split between debt and equity financing within our industry, the rate of return required by investors for an investment with similar risk as well as market risk premiums. The compound annual market revenue growth rates are based on our historical experience within the respective market as well as market-specific and industry-wide future projections. The operating profit margins, excluding depreciation and amortization, are determined based on margins achieved by average market participants in similar markets with similar competitive environments.

The valuation declines at March 31, 2009 and resulting impairment were primarily due to an approximate 20% reduction in base year television market revenues as well as lower compound annual market revenue growth rates, particularly in the first few years of the projection, to 1.1% to 2.5% as compared to prior estimates of 3.5%. While we did project future revenue growth, no true recovery from the 2009 revenue decline has been reflected in these market growth rate projections. Additionally, the discount rate has increased from 11.2% to 13.5%, reflecting the current difficulties in the credit markets. These changes are all due to the current economic downturn and credit crisis, which has adversely affected advertising revenues and station valuations, particularly for independent or non-affiliated stations.

The further valuation declines at September 30, 2009 were primarily due to: (1) additional reductions in market revenues for the base year as compared to projections as of March 31, 2009, (2) an increase in the discount rate from 13.5% to 14.3%, reflecting the continuing challenges in the credit markets, particularly for start-up companies, and (3) reduced revenue share for independent or non-affiliated television stations. These changes are all due to the current economic downturn and credit crisis, which has continued to adversely affect advertising revenues and station valuations, particularly for independent or non-affiliated stations.

The performance of impairment tests requires significant management judgment. Future events affecting cash flows, general economic or market conditions or accounting standards could result in further impairment losses.

Income Taxes

We account for income taxes in accordance with the accounting rules for income taxes. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized. This assessment is based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and an adverse impact on our operating results.

Our operations are included in a consolidated federal income tax return filed by Perpetual. In accordance with the terms of a tax sharing agreement between us and Perpetual, we are required to pay to Perpetual our federal income tax liability, computed based upon statutory federal income tax rates applied to our consolidated taxable income. We file separate state income tax returns with the exception of Virginia, which is included in a combined state income tax return filed by Perpetual. In accordance with the terms of the tax sharing agreement, we are required to pay to Perpetual our combined Virginia income tax liability, computed based upon statutory Virginia income tax rates applied to our combined Virginia net taxable income. Taxes payable to Perpetual are not reduced by losses generated in prior years by us. In addition, the amounts payable to Perpetual under the tax sharing agreement are not reduced if losses of other members of the Perpetual group are utilized to offset our taxable income for purposes of the Perpetual consolidated federal or Virginia income tax returns.

The accounting rules for income taxes require that the consolidated amount of current and deferred income tax expense for a group that files a consolidated income tax return be allocated among members of the group when those members issue separate financial statements. Perpetual allocates a portion of its consolidated current and deferred income tax expense to us as if we and our subsidiaries were separate taxpayers. We record deferred tax assets, to the extent it is more likely than not that such assets will be realized in future periods, and deferred tax liabilities for the tax effects of the differences between the bases of our assets and liabilities for tax and financial reporting purposes.

We record income tax expense in accordance with the accounting rules for income taxes and make payments to Perpetual in accordance with the terms of the tax sharing agreement between us and Perpetual. To the extent that there is a difference between tax payments that would be due as calculated in accordance with the accounting rules for income taxes and tax payments due under the tax sharing agreement, such difference is recorded to retained earnings.

In June 2006, the FASB issued new guidance related to accounting for uncertainty in income taxes. This guidance clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The new guidance was adopted on October 1, 2007. We classify interest and penalties related to its uncertain tax positions as a component of income tax expense.

Our provision for income taxes and related deferred tax assets and liabilities reflect our estimates of actual future taxes to be paid. Such estimates are based on items reflected in the consolidated financial statements, considering timing as well as the sustainability of our tax filing positions. Actual income taxes paid could vary from our estimates as a result of future changes in income tax law or reviews by federal or various state and local tax authorities.

New Accounting Standards

In September 2006, the FASB issued new guidance on fair value measurements. This new guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance does not expand or require any new fair value measures but is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. In February 2008, the FASB delayed the effective date of this guidance for non-financial assets and liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until our year ending September 30, 2010. We adopted the guidance for financial assets and liabilities as of October 1, 2008. The adoption had no impact on our financial position or results of operations. We adopted the guidance related to non-financial assets and liabilities which are not recognized or disclosed on a recurring basis as of October 1, 2009. The adoption had no impact on our financial position or results of operations.

In October 2009, the FASB issued new guidance on revenue arrangements with multiple deliverables. The guidance revises the criteria for separating, measuring and allocating arrangement consideration to each deliverable in a multiple element arrangement. This guidance is effective for our year ending September 30, 2011. We are currently evaluating the impact, if any, that this guidance may have on our financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

At March 31, 2010, we had other financial instruments consisting primarily of long-term fixed interest rate debt. Such debt, with future principal payments of $455,000, matures December 15, 2012. At March 31, 2010, the carrying value of such debt was $453,916, the fair value was approximately $457,000 and the interest rate was 7 3/4%. The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. We estimate the fair value of our long-term fixed interest rate debt by using quoted market prices. We actively monitor the capital markets in analyzing our capital raising decisions.

TELEVISION INDUSTRY BACKGROUND

General

Commercial television broadcasting began in the United States on a regular basis in the 1940s. Currently, there are a limited number of channels available for broadcasting in any one geographic area, and the license to operate a broadcast television station is granted by the FCC. Based upon interference criteria developed by the FCC, licenses are allocated in channels of 6 MHz each in either the VHF band (channels 2-13) or the UHF band (channels 14-69) of the spectrum. All television stations in the country are grouped by Nielsen into 210 generally recognized television markets that are ranked in size based upon actual or potential audience. Each of these markets is designated as an exclusive geographic area consisting of all counties whose largest viewing share is given to stations of that same market area. Nielsen regularly publishes data on estimated audiences for the television stations in each DMA, which data is a significant factor in determining our advertising rates. For over 70 years, broadcasters distributed their programming using an analog technological standard. In June 2009, stations changed the method of transmitting programming on these channels from analog to digital. Digital technologies provide cleaner video and audio signals as well as the ability to transmit “high definition television” with theater screen aspect ratios, higher resolution video and “noise-free” sound. Digital transmission also permits dividing the transmission frequency into multiple discrete channels of standard definition television, permitting the telecast of more than one “channel” of programming.

Revenue

Television station revenues are primarily derived from local, regional and national advertisers who pay for commercial advertising and, to a much lesser extent, from networks and program syndicators for the broadcast of programming and from other broadcast-related activities, including retransmission consent fees from multi-channel, video program distributors, such as cable television operators, direct broadcast satellite (“DBS”) providers and telephone company (“telco”) operators.

Advertising rates for television commercials are set based upon a variety of factors, including:

•	the size and demographic makeup of the market served by the station;

•	a program’s popularity among viewers whom an advertiser wishes to attract;

•	the number of advertisers competing for the available time;

•	the availability of alternative advertising media in the market area;

•	a station’s overall ability to attract viewers in its market area; and

•	the station’s ability to attract viewers among particular demographic groups that an advertiser may be targeting.

Advertising rates are also affected by an aggressive and knowledgeable sales force and the development of projects, features and programs that tie advertiser messages to programming. Because broadcast television stations rely on advertising revenues, they are sensitive to cyclical changes in the economy. The size of advertisers’ budgets, which are affected by broad economic trends, affect both the broadcast industry in general and the revenues of individual broadcast television stations.

Broadcast television stations compete for local and national advertising revenues with other television stations in their respective markets as well as with other advertising media, such as newspapers, radio, magazines, outdoor advertising, transit advertising, Internet/website, yellow page directories, direct mail and local cable systems. In addition, our stations compete for national advertising revenues with broadcast and cable television networks, program syndicators and Internet websites.

Advertising revenue for television stations is generally seasonal due to, among other things, increases in retail advertising in the period leading up to and including the holiday season and active advertising in the spring. Additionally, advertising revenue is cyclical, benefiting in even-numbered calendar years from advertising placed by candidates for political offices and issue-oriented advertising, and demand for advertising time in Olympic broadcasts. The seasonality and cyclicality inherent in our business can make it difficult to estimate future operating results based on the previous results of any specific quarter.

Additional revenues are generated from advertising produced by television stations’ Internet websites. Sponsorships of web pages or sections as well as general advertising banners account for a relatively small but growing portion of revenues.

Audience Measurement

Nielsen, which provides audience-measuring services, periodically publishes data on estimated audiences for television stations in the various DMAs throughout the country. These estimates are expressed in terms of both the percentage of the total potential audience in the DMA viewing a station (the station’s “rating”) and the percentage of the audience actually watching television (the station’s “share”). Nielsen provides such data on the basis of total television households and selected demographic groupings in the DMA. Nielsen uses three methods of determining a station’s ratings and share. In most larger DMAs, ratings are determined by a combination of meters connected directly to selected household television sets and weekly viewer-completed paper diaries of television viewing (so called “set meter” measurement), while in smaller markets ratings are determined by paper diaries only. A select number of the largest markets are measured by people meter technology (so called “local people meter” measurement). The local people meter records individual viewing behavior in real time, producing viewer demographic data on a daily basis. Of the market areas in which we conduct business, Birmingham, Alabama and Tulsa, Oklahoma are set metered markets while Washington, D.C. is a local people metered market. The remaining markets are paper diary markets. Nielsen has announced its intention to convert all set metered markets to local people meter measurement and to convert all of the top 125 markets still using paper diaries to a new “mailable meter” form of electronic measurement; however, we do not anticipate any changes in audience measurement methodologies in our markets during Fiscal 2010.

Programming

Network.    Historically, three major commercial broadcast networks—ABC, NBC and CBS—dominated broadcast television. In the past two decades, FOX has evolved into the fourth major network, although the hours of network programming produced by FOX for its affiliates are fewer than those produced by the other three major networks. In addition, CW, ION and myNetworkTV have been launched as new broadcast television networks, along with specialized networks Telemundo, Univision and TV Azteca.

The affiliation by a station with one of the four major networks has a significant impact on the composition of the station’s programming, revenues, expenses and operations. A typical affiliate station receives approximately 9 to 13 hours of each day’s programming from the network. This programming, along with cash payments (“network compensation”) in some instances, is provided to the affiliate by the network in exchange for a substantial majority of the advertising time sold during the airing of network programs. The network then sells this advertising time for its own account. The affiliate retains the revenues from time sold during breaks in and between network programs and during programs produced by the affiliate or purchased from non-network sources.

An affiliate of CW, myNetworkTV or ION network receives a smaller portion of each day’s programming from its network compared to an affiliate of ABC, CBS, NBC or FOX. As a result, affiliates of CW, myNetworkTV or ION network must purchase or produce a greater amount of their programming, resulting in generally higher programming costs. These stations, however, retain a larger portion of the inventory of advertising time and the revenues obtained therefrom compared to stations affiliated with the major networks, which may partially offset their higher programming costs.

In contrast to a network affiliated station, an independent station purchases or produces all of the programming that it broadcasts, generally resulting in higher programming costs, although the independent station is, in theory, able to retain its entire inventory of advertising time and all of the revenue obtained from the sale of such time. Barter and cash-plus-barter arrangements, however, have become increasingly popular among all stations.

Traditional network programming generally achieves higher audience levels than syndicated programs aired by independent stations. However, as greater amounts of advertising time are retained and available for sale by FOX affiliates, smaller network affiliates and independent stations, those stations typically achieve a share of the television market advertising revenues greater than their share of the market area’s audience. Consolidation of cable system ownership in discrete markets (so-called “clustering”) has enabled some cable operators to more efficiently sell time to local advertisers as well as to bid on local sports programming in competition with traditional broadcasters.

Public broadcasting outlets in many instances have relationships with the national Public Broadcasting Network and with state-funded regional networks. These networks are non-profit and “non-commercial,” but are permitted to seek some commercial funding through “enhanced underwriting” rules promulgated by the FCC. In most communities, these stations compete with commercial broadcasters for viewers but not directly for advertising dollars.

Non-Network.    To supplement programming offered by a network or to program the station as an independent, a television broadcaster may acquire programming through cash and/or barter arrangements. A cash license fee is paid to a program distributor for “first run” syndicated programming (such as “The Oprah Winfrey Show” or “Jeopardy”) sold independent of network affiliation or syndicated “off-network” programs, commonly referred to as “reruns.” Under such license agreements, stations retain a majority of the commercial availabilities in the programs. Under barter arrangements, a program distributor can receive advertising time in exchange for the programming it supplies, with the station paying no fee or a reduced fee for such programming.

Program Distribution.    In addition to over-the-air broadcast distribution, viewers have several alternatives to receive television programming.

Cable.    Through the 1970s, network television broadcasting enjoyed virtual dominance in viewership and television advertising revenues because network-affiliated stations only competed with each other in local markets. Beginning in the 1980s, this level of dominance began to change as the FCC authorized more local stations and marketplace choices expanded with the growth of independent stations and cable television services.

Cable television systems were first constructed in significant numbers in the 1970s and were initially used to retransmit broadcast television programming to paying subscribers in areas with poor broadcast signal reception. In the aggregate, cable-originated programming has emerged as a significant competitor for viewers of broadcast television programming, although no single cable programming network regularly attains audience levels close to any of the major broadcast networks. The advertising share of cable networks has steadily increased since the 1970s as a result of the growth in cable penetration (the percentage of television households that are connected to a cable system) and the increase in the number of new cable networks. The ability to store programming for later viewing has also led to an increase in “video-on-demand” viewing by cable subscribers. Notwithstanding such increases in cable network viewership and advertising, over-the-air broadcast network stations remain the predominantly viewed networks used for mass market television advertising.

Telcos.    Cable system operators have traditionally enjoyed near monopoly status as terrestrial distributors of multi-channel programming. “Overbuilders” (competing local distributors in the same local franchise area) were rare based upon the high costs associated with the cable system infrastructure. Recently, however, some telcos have begun using their fiber optic facilities to begin offering multi-channel programming in competition with the local franchised cable systems. These telcos seek program carriage arrangements with local broadcasters and other national program distributors.

Satellite.    In the 1990s, DBS service was introduced as a new competitive distribution method. Home users purchase or lease satellite dish receiving equipment and subscribe to a monthly service of programming options. Local stations, under specified conditions, are carried on satellites which then retransmit those signals back to the originating market. As DBS providers, such as DirecTV and DISH Network, continue to expand their facilities, an increasing number of local stations will be carried as “local-to-local” signals, aided by a legal requirement that mandates the carriage of all local broadcast signals if one is retransmitted. All of our stations are currently carried on the two primary DBS systems.

Internet.    Program distribution via the Internet recently has become an alternative to traditional television set viewing. Some broadcast networks and their affiliates provide “video players” on their websites allowing viewing of recently aired programs. This video-on-demand-type service permits viewers to choose the program or channel from a library of shows. Hulu.com is an example of a website offering commercial supported streaming video from the NBC, Fox and ABC broadcast networks. In addition, multiple Internet sites such as YouTube.com offer alternative video programming. It is uncertain at this time whether and to what extent those new services will be a measurable competitor to us.

Video Recording.    In addition to cable, telco, satellite and Internet program distribution, there has been substantial growth in video recording technology and playback systems, television game devices and new wireless/Internet connected devices permitting “podcasting,” wireless video distribution systems, satellite master antenna television systems and some low-power services. Video Cassette Recorders (“VCR”) and Digital Video Recorders (“DVR”) have become standard home equipment or services provided by MVPDs permitting viewers to “time-shift” their program viewing and no longer rely solely on broadcast “appointment” television viewing habits.

Digital Subchannels.    Local broadcast stations themselves may now use excess capacity within their digital television channel to “multicast” discrete program offerings. Television broadcasters are beginning to program these subchannels with various forms of commercial informational and entertainment programs. Five of our stations provide a subchannel with the Retro Television Network programming and five provide weather programming on subchannels.

OUR BUSINESS

We own and operate ABC network-affiliated television stations serving six geographic markets: WJLA in Washington, D.C.; WCFT in Tuscaloosa, Alabama, WJSU in Anniston, Alabama and WBMA-LP, a low power television station licensed to Birmingham, Alabama (we operate WCFT and WJSU in tandem with WBMA-LP serving the viewers of the Birmingham, Tuscaloosa and Anniston market as a single programming source); WHTM in Harrisburg, Pennsylvania; KATV in Little Rock, Arkansas; KTUL in Tulsa, Oklahoma; and WSET in Lynchburg, Virginia. We owned and operated WCIV in Charleston, South Carolina from March 1, 1996 until August 1, 2009, at which time the equity interests of WCIV were distributed to Perpetual. Our owned and operated stations broadcast to the 9th, 39th, 40th, 56th, 61st and 67th largest national media markets in the United States as defined by Nielsen, and reach approximately 5% of United States television households. We also own NewsChannel 8, which provides 24-hour per day basic cable television programming primarily focused on regional and local news for the Washington, D.C. metropolitan area. The operations of NewsChannel 8 are integrated with WJLA.

Additionally, in January 2007 we launched Politico, a specialized newspaper and Internet site (politico.com) that serves Congress, congressional staffers and those interested in the actions of our national legislature and the political electoral process. On November 13, 2009, the equity interests of Politico were distributed to Perpetual.

Our stations are owned and operated by ACC (WJLA-TV/NewsChannel 8), Harrisburg Television, Inc. (WHTM), KATV, LLC (KATV), KTUL, LLC (KTUL), WSET, Incorporated (WSET), and TV Alabama, Inc. (WCFT, WJSU and WBMA). Each company other than ACC is either a directly or indirectly wholly-owned subsidiary of ACC. The Company was founded in 1974 and is a subsidiary of AG, which is controlled by Perpetual, which in turn is controlled by the Allbritton family.

Station Information

The following table sets forth general information for each of our owned and operated stations as of November 2009:

Designated Market Area	Station	Network Affiliation	Digital Channel Frequency	Market Rank or DMA(1)	Total Commercial Competitors in Market(2)	Station Audience Share(3)	Rank in Market(4)	Acquisition Date
Washington, D.C.	WJLA	ABC	7/VHF	9	7	22%	2	01/29/76
Harrisburg-Lancaster-York-Lebanon, PA	WHTM	ABC	10/UHF	39	4	27%	2	03/01/96
Birmingham (Anniston and Tuscaloosa), AL(5)	WBMA/ WCFT/ WJSU	ABC	—	40	6	23%	2	—
Birmingham	WBMA	ABC	58/UHF	—	—	—	—	08/01/97
Anniston	WJSU	ABC	9/UHF	—	—	—	—	03/22/00	(6)
Tuscaloosa	WCFT	ABC	33/UHF	—	—	—	—	03/15/96
Little Rock, AR	KATV	ABC	22/VHF	56	5	34%	1	04/06/83
Tulsa, OK	KTUL	ABC	10/VHF	61	6	23%	2	04/06/83
Roanoke-Lynchburg, VA	WSET	ABC	13/VHF	67	4	27%	2	01/29/76	(7)

(1)	Represents market rank based on the U.S. Television Household Estimates published by Nielsen in September 2009.
(2)	Represents the total number of commercial broadcast television stations in the DMA with an audience share of at least 1% in the 6:00 a.m. to 2:00 a.m., Sunday through Saturday, time period, based on the Nielsen Station Index for November 2009.
(3)	Represents the station’s share of total viewing of commercial broadcast television stations in the DMA for the time period of 6:00 a.m. to 2:00 a.m., Sunday through Saturday, based on the Nielsen Station Index for November 2009.

(4)	Represents the station’s rank in the DMA based on its share of total viewing of commercial broadcast television stations in the DMA for the time period of 6:00 a.m. to 2:00 a.m., Sunday through Saturday, based on the Nielsen Station Index for November 2009.
(5)	TV Alabama serves the Birmingham market by simultaneously broadcasting identical programming over WBMA, WCFT and WJSU. The stations are listed on a combined basis by Nielsen as WBMA+, the call sign of the low power television station.
(6)	We began programming WJSU pursuant to a local marketing agreement in December 1995 and acquired the station in March 2000.
(7)	WSET has been indirectly owned and operated by the Allbritton family since 1976. On March 1, 1996, WSET became a wholly-owned subsidiary of ACC.

Business and Operating Strategy

Our business strategy is to focus on building net operating revenues and net cash provided by operating activities. To achieve this strategy, we concentrate on four key elements:

Local News and Community Leadership.    Our stations strive to be local news leaders and to exploit the revenue potential associated with local news leadership. Since the acquisition of each station, we have focused on building that station’s local news programming franchise as the foundation for building significant audience share. In each of our market areas, we develop additional information-oriented programming designed to expand the stations’ hours of commercially valuable local news and other programming with relatively small incremental increases in operating expenses. Local news programming is commercially valuable because of its high viewership level, the attractiveness to advertisers of the demographic characteristics of the typical news audience (allowing stations to charge higher rates for advertising time) and the enhanced ratings of other programming in time periods adjacent to the news. In addition, we believe strong local news product has helped differentiate local broadcast stations from the increasing number of cable programming competitors that generally do not provide this material. We strive in each of our markets to generate additional audience and revenue through Internet and mobile distribution of our news programming.

High Quality Non-Network Programming.    Our stations are committed to attracting viewers through an array of syndicated and locally-produced programming to fill those periods of the broadcast day not programmed by the network. This programming is selected by us based on its ability to attract audiences highly valued in terms of demographic makeup on a cost-effective basis and reflects a focused strategy to migrate and hold audiences from program to program throughout dayparts. Audiences highly valued in terms of demographic makeup include women aged 18-49 and all adults aged 25-54. These demographic groups are perceived by advertisers as the groups with the majority of buying authority and decision-making in product selection.

Local Sales Development Efforts.    We believe that television stations with a strong local presence and active community relations can realize additional revenue from advertisers through the development and promotion of special programming and community events as well as through expanded production of regularly scheduled local news and information programming. Each of our stations has developed such additional products, including high quality programming of local interest and sponsored community events. Such sponsored events have included health fairs, contests, job fairs, parades and athletic events and have provided advertisers, who are offered participation in such events, an opportunity to direct a marketing program to targeted audiences. These additional local interest programs and sponsored community events have proven successful in attracting incremental local advertising revenues. The stations also seek to maximize their local sales efforts through the use of extensive research and targeted demographic studies.

Cost Control.    We believe that controlling costs is an essential factor in achieving and maintaining the profitability of our stations. We believe that by delivering highly targeted audience levels and controlling programming and operating costs, our stations can achieve increased levels of revenue and operating cash flow. Each station rigorously manages its expenses through a budgetary control process and project accounting, which include an analysis of revenue and programming costs by daypart. Moreover, each station closely monitors its staffing levels.

We review selective acquisition or other expansion opportunities as they arise. Although we continue to review strategic investment and acquisition opportunities, no agreements or understandings are currently in place regarding any material investments or acquisitions. In addition, we continually seek to enhance net operating revenues at a marginal incremental cost through our use of existing personnel and programming capabilities.

We have also sought to make use of the excess capacity of our digital broadcast channels. Five of our stations operate local weather channels using this digital spectrum, and five of our stations are affiliated with RTV, which supplies classic, off network programming which is packaged together in an “oldies” television format.

Network Affiliation Agreements and Relationship

Each of our stations is an ABC affiliate with affiliation agreements that expire on December 31, 2012. ABC has routinely renewed the affiliation agreements with our stations; however, we cannot assure you that these affiliation agreements will be renewed in the future or under the same general terms. As one of the largest group owners of ABC network affiliates in the nation, we have enjoyed, and believe that we will continue to enjoy, excellent relations with the ABC network.

Generally, each affiliation agreement provides our stations with the right to broadcast programs transmitted by the network that includes designated advertising time, the revenue from which the network retains. For every hour or fraction thereof that the station broadcasts network programming, the network pays the station compensation, as specified in each affiliation agreement, or as agreed upon by the network and the stations. Typically, prime-time programming generates the highest hourly rates.

Competition

Competition in the television industry, including each of the market areas in which our stations compete, takes place on several levels: competition for audience, programming (including news) and advertisers. Additional factors material to a television station’s competitive position include signal coverage and assigned frequency. The television broadcasting industry is continually faced with technological change and innovation, the possible rise or fall in popularity of competing entertainment and communications media and actions of federal regulatory bodies, including the FCC, any of which could possibly have a material adverse effect on our operations.

Audience.    Stations compete for audience on the basis of program popularity, which has a direct effect on advertising rates. A substantial portion of the daily programming at our stations is supplied by the ABC network. In those periods, the stations are totally dependent upon the performance of the ABC network programs in attracting viewers. Non-network time periods are programmed by the station with a combination of self-produced news, public affairs and entertainment programming, including news and syndicated programs purchased for cash, cash and barter or barter-only. Minor network stations, the number of which has increased significantly over the past decade, have also emerged as viable competitors for television viewership share, particularly as the result of the availability of first-run major network-quality programming.

The development of methods of television transmission other than over-the-air broadcasting and, in particular, the growth of MVPDs and video recording has significantly altered competition for audience share in the television industry. These alternative transmission methods can increase competition for a broadcasting station both by bringing into its market area distant broadcasting signals not otherwise available to the station’s audience and by serving as a distribution system for programming originated on the cable or DBS systems. Although historically cable operators have not sought to compete with broadcast stations for a share of the local news audience, cable operators have made recent inroads to this market as well, particularly in the area of local sports channels. Increased competition for local audiences could have an adverse effect on our advertising revenues.

Other sources of competition for audience include home entertainment systems (including video recording and playback systems, television game devices and new wireless/Internet connected devices permitting “podcasting”), wireless video distribution systems, satellite master antenna television systems and some low-power services. In addition, local broadcast stations themselves using excess capacity within their digital television channel to “multicast” discrete program offerings have added to the number of outlets vying for audience. Programming alternatives, especially news, available on the Internet also provide non-broadcast alternatives available to the potential broadcast television audience. Video programming via the Internet is now also emerging as an option for viewers who wish to see full-length episodes of broadcast shows or brief clips of alternative fare on computers or other video devices. Each of the major broadcast networks offer “video player” buttons on their websites or those of broadcast affiliates. In addition, multiple Internet sites such as YouTube.com offer alternative video programming.

Further advances in technology may increase competition for household audiences and advertisers. Video compression techniques now under development for use with current cable channels, Internet-relayed video and direct broadcast satellites are expected to reduce the bandwidth required for television signal transmission. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming. This ability to reach very defined audiences is expected to alter the competitive dynamics for advertising expenditures. We are unable to predict the effect that technological changes will have on the broadcast television industry or the future results of our operations.

Programming.    Competition for local programming involves negotiating with national program distributors or syndicators which sell first-run and rerun packages of programming. Our stations compete against in-market broadcast station competitors for off-network reruns (such as “Seinfeld”) and first-run products (such as “The Oprah Winfrey Show”) for exclusive access to those programs. Cable systems generally do not compete with local stations for programming; however, local cable operators are increasingly consolidating ownership of systems within various markets, enabling them to bid on local sports programming in competition with traditional broadcasters. In addition, various national cable networks from time to time have acquired programs that would have otherwise been offered to local television stations. Competition for exclusive news stories and features is also endemic to the television industry. In addition, national or network programming, once exclusive to broadcast television, may now appear first or only on national MVPD channels. These multichannel video program distributors are now better able to bid competitively for exclusive access to programming in part because they can recover their programming costs both with advertising revenue and direct or indirect subscriber fees and in part because they are not subject to regulatory content restrictions.

Advertising.    Advertising rates are set based upon a variety of factors, including the size and demographic makeup of the market served by the station, a program’s popularity among viewers whom an advertiser wishes to attract, the number of advertisers competing for the available time, the availability of alternative advertising media in the market area, a station’s overall ability to attract viewers in its market area and the station’s ability to attract viewers among particular demographic groups that an advertiser may be targeting. Advertising rates are also affected by an aggressive and knowledgeable sales force and the development of projects, features and programs that tie advertiser messages to programming. Our television stations compete for local and national advertising revenues with other television stations in their respective markets as well as with other advertising media, such as newspapers, radio, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local MVPD operators. In addition, our stations compete for national advertising revenues with broadcast and cable television networks, program syndicators and Internet websites. Competition for advertising dollars in the broadcasting industry occurs primarily in individual market areas. Generally, a broadcast television station in one market does not compete with stations in other market areas. Our television stations are located in highly competitive market areas.

Legislation and Regulation

The ownership, operation and sale of television stations are subject to the jurisdiction of the FCC under the Communications Act of 1934 (the “Communications Act”). Matters subject to FCC oversight include the assignment of frequency bands for broadcast television; the approval of a television station’s frequency, location and operating power; the issuance, renewal, revocation or modification of a television station’s FCC license; the approval of changes in the ownership or control of a television station’s licensee; the regulation of equipment used by television stations; and the adoption and implementation of regulations and policies concerning the ownership, operation, programming and employment practices of television stations. The FCC has the power to impose penalties, including fines or license revocations, upon a licensee of a television station for violations of the FCC’s rules and regulations.

The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies affecting broadcast television. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of FCC regulation of broadcast television stations.

License Renewal.    Broadcast television licenses are generally granted for maximum terms of eight years. The main licenses are supported by various “auxiliary” licenses for point-to-point microwave, remote location electronic newsgathering and program distribution between the studio and transmitter locations. License terms are subject to renewal upon application to the FCC, but they may be renewed for a shorter period upon a finding by the FCC that the “public interest, convenience and necessity” would be served thereby. Under the Telecommunications Act of 1996 (the “Telecommunications Act”), the FCC must grant a renewal application if it finds that the station has served the public interest, there have been no serious violations of the

Communications Act or FCC rules, and there have been no other violations of the Communications Act or FCC rules by the licensee that, taken together, would constitute a pattern of abuse. If the licensee fails to meet these requirements, the FCC may either deny the license or grant it on terms and conditions as are appropriate after notice and opportunity for hearing. In making its determination, the FCC may consider petitions to deny but cannot consider whether the public interest would be better served by issuing the license to a person other than the renewal applicant. In addition, competing applications for the same frequency may be accepted only after the FCC has denied a license renewal and the action is no longer subject to judicial review.

In the vast majority of cases, television broadcast licenses are renewed by the FCC even when petitions to deny or competing applications are filed against broadcast license renewal applications. However, we cannot assure that each of our broadcast licenses will be renewed in the future. License renewal applications are currently pending for KATV and WHTM. These stations continue to operate under their expired licenses until the FCC takes action on the renewal applications. The licenses for our remaining stations are currently effective with expiration dates ranging from October 1, 2012 to June 1, 2014.

Programming and Operation.    The Communications Act requires broadcasters to serve the “public interest.” Since the late 1970s, the FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed to promote the broadcast of certain types of programming responsive to the needs of a station’s community of license. However, broadcast station licensees must continue to present programming that is responsive to local community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from viewers concerning a station’s programming often will be considered by the FCC when it evaluates license renewal applications, although such complaints may be filed at any time and generally may be considered by the FCC at any time. Stations also must follow various FCC rules that regulate, among other things, political advertising, sponsorship identifications, the advertisements of contests and lotteries, obscene and indecent broadcasts and technical operations, including limits on radio frequency radiation. The FCC also has adopted rules that place additional obligations on television station operators for closed-captioning of programming for the hearing impaired, equal employment opportunity obligations, maximum amounts of advertising and minimum amounts of programming specifically targeted for children and special obligations relating to political candidate advertising, as well as additional public information and reporting requirements.

Digital Television.    Prior to June 12, 2009, all U.S. television stations broadcast signals using an analog transmission system first developed in the 1940s. In 1997, the FCC approved a new digital television, or DTV, technical standard to be used by television broadcasters, television set manufacturers, the computer industry and the motion picture industry. This DTV standard allows the simultaneous transmission of higher quality and/or multiple streams of video programming and data on the bandwidth formerly used by a single analog channel. On the multiple channels allowed by DTV, it is possible to broadcast one high definition channel, with visual and sound quality substantially superior to present-day television; to transmit several standard definition channels, with digital sound and pictures of a quality varying from equivalent to somewhat better than present television; to provide interactive data services, including visual or audio transmission; or to provide some combination of these possibilities. Pursuant to a transition plan, television broadcasters were assigned new digital channels that were predicted to replicate their analog facilities. Analog transmission was terminated on June 12, 2009. The new digital channels have the ability to distribute high definition signals along with secondary programming channels and non-broadcast data. Broadcasters must also pay certain fees for non-broadcast uses of their digital channels. In addition, the FCC recently determined that broadcasters who transmit multiple programs on their digital channels are required to carry additional children’s educational programming and is evaluating whether to impose further public interest programming requirements on digital broadcasters. The FCC also recently held that the must-carry requirements applicable to cable and satellite carriage of analog broadcast signals will encompass only the primary digital program channel, and then only upon the cessation of analog signals.

Ownership Matters.    The Communications Act, in conjunction with various antitrust statutes, contains restrictions on the ownership and control of broadcast licenses. Together with the FCC’s rules, those laws place limitations on alien ownership, common ownership of television, radio and newspaper properties, and ownership by those persons not having the requisite “character” qualifications and those persons holding “attributable” interests in the license. The FCC’s currently effective ownership rules that are material to our operations are summarized below:

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Local Television Ownership.    Under the FCC’s current local television ownership (or “duopoly”) rule, a party may own multiple television stations without regard to signal contour overlap provided they are located in separate Nielsen DMAs. In addition, the rules permit parties to own up to two TV stations in the same DMA so long as (1) at least one of the two stations is not among the top four-ranked stations in the market based on audience share at the time an application for approval of the acquisition is filed with the FCC, and (2) at least eight independently owned and operating full-power commercial and non-commercial television stations would remain in the market after the acquisition. In addition, without regard to the number of remaining or independently owned television stations, the FCC will permit television duopolies within the same DMA so long as the Grade B signal contours of the stations involved do not overlap. Stations designated by the FCC as “satellite” stations, which are full-power stations that typically rebroadcast the programming of a “parent” station, are exempt from the local television ownership rule. Also, the FCC may grant a waiver of the local television ownership rule if one of the two television stations is a “failed” or “failing” station or if the proposed transaction would result in the construction of a new television station. We are currently in compliance with the local television ownership rule.

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National Television Ownership Cap.    The Communications Act, as amended in 2004, limits the number of television stations one entity may own nationally. Under the rule, no entity may have an attributable interest in television stations that reach, in the aggregate, more than 39% of all U.S. television households. Currently, our stations reach, in aggregate, approximately 5% of all U.S. television households. The FCC currently discounts the audience reach of a UHF station by 50% when computing the national television ownership cap. Further, for entities that have attributable interests in two stations in the same market, the FCC counts the audience reach of the stations in that market only once in computing the national ownership cap. The FCC is currently considering whether to retain the UHF discount. The propriety of the UHF discount will be the subject of further administrative proceedings, but the discount currently remains in effect.

•	Dual Network Rule. The dual network rule prohibits a merger between or among any of the four major broadcast television networks—ABC, CBS, FOX and NBC.

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Media Cross-Ownership.    The FCC revised its newspaper/broadcast cross-ownership rule in December 2007; however, the revised rule is not yet effective. The FCC historically has prohibited the licensee of a radio or TV station from directly or indirectly owning, operating, or controlling a daily newspaper if the station’s specified service contour encompasses the entire community where the newspaper is published. Under the revised rule, newspaper/broadcast cross-ownership would nonetheless be permissible if (i) the market at issue is one of the 20 largest DMAs; (ii) the transaction involves the combination of only one major daily newspaper and only one television or radio station; (iii) where the transaction involves a television station, at least eight independently owned and operating major media voices (major newspapers and full-power television stations) would remain in the DMA following the transaction and (iv) where the transaction involves a television station, that station is not among the top four-ranked stations in the DMA. For all other proposed newspaper/broadcast transactions, the FCC’s historic prohibition generally would remain in place. However, various parties have sought court review, and a stay of the effectiveness of the FCC’s revised cross-ownership rule has been granted. The cross-ownership rules also permit cross ownership of radio and television stations under a graduated test based on the number of independently owned media voices in the local market. In large markets (markets with at least 20 independently owned media voices), a single entity can own up to one television station and seven radio stations or, if permissible under the local television ownership rule (if eight full-power television stations would remain in the market post transaction), two television stations and six radio stations. The rule proscribing common ownership of television stations and newspapers is not applicable to WJLA and Politico since, as a specialty newspaper, Politico does not meet the definition of a “daily” newspaper of “general circulation” under FCC Rules.

Carriage of Local Television Signals

Cable.    Pursuant to the Cable Television Consumer Protection and Competition Act of 1992 (“1992 Cable Act”) and the FCC’s “must carry” regulations, cable operators are generally required to devote up to one-third of their activated channel capacity to the carriage of the analog signals of local commercial television stations. The 1992 Cable Act also prohibits cable operators and other MVPDs from retransmitting a broadcast signal without obtaining the station’s consent. On a cable system-by-cable system basis, a local television broadcast station must make a choice once every three years whether to proceed under the “must carry” rules or to waive the right to mandatory, but uncompensated, carriage and, instead, to negotiate a grant of retransmission consent to permit the cable system to carry the station’s signal, in most cases in exchange for some form of consideration from the cable operator. These contracts may, however, extend longer than the three-year must carry notification period. During 2009, we renegotiated carriage agreements with those systems whose agreements expired on December 31, 2008.

Satellite.    The Satellite Home Viewer Improvement Act of 1999 (“SHVIA”) established a compulsory copyright licensing system for the distribution of local television station signals by direct broadcast satellite systems to viewers in each DMA. Under SHVIA’s “carry-one, carry-all” provision, a direct broadcast satellite system generally is required to retransmit the analog signal of all local television stations in a DMA if the system chooses to retransmit the analog signal of any local television station in that DMA. Television stations located in markets in which satellite carriage of local stations is offered may elect mandatory carriage or retransmission consent once every three years. In 2005, we made satellite carriage elections and opted to negotiate retransmission consent for all satellite systems that carry our stations. Those agreements remain effective until 2010 and 2011. SHVIA was modified by the Satellite Extension and Localism Act of 2010 and signed into law on May 27, 2010 to extend the compulsory copyright to digital broadcast signals.

Indecency Regulation.    Federal law and the FCC’s rules prohibit the broadcast of obscene material at any time and the broadcast of indecent or profane material during the period from 6:00 a.m. through 10:00 p.m. In recent years, the FCC and its indecency prohibition have received much attention. In 2006, legislation was enacted that raised the maximum monetary penalty for the broadcast of obscene, indecent, or profane language to $325,000 for each “violation,” with a cap of $3 million for any “single act.” On February 19, 2008, the FCC fined certain ABC stations, including two of our ABC-affiliated stations, each in the amount of $27,500 for the broadcast of allegedly indecent material during a 2003 episode of NYPD Blue. Pursuant to the affiliation agreement with ABC, the Network has assumed obligations for payment of the fine, but together the Network and its affiliates, including our affected stations, have appealed the FCC’s decision.

Additional Competition in the Video Services Industry.    The Telecommunications Act also eliminates the overall ban on telephone companies offering video services and permits the ownership of cable television companies by telephone companies in their service areas (or vice versa) in certain circumstances. Telephone companies providing such video services will be regulated according to the transmission technology they use. The Telecommunications Act also permits telephone companies to hold an ownership interest in the programming carried over such systems. Video programming via the Internet is now emerging as an option for viewers who wish to see full-length episodes of broadcast shows or brief clips of alternative fare on computers or other video devices. Each of the major broadcast networks offer “video player” buttons on their websites or those of broadcast affiliates. In addition, multiple Internet sites such as YouTube.com offer alternative video programming. Although we cannot predict the effect of the removal of these barriers to telephone company participation in the video services industry, it may have the effect of increasing competition in the television broadcast industry in which we operate.

Other Legislation.    The foregoing does not purport to be a complete summary of all the provisions of the Telecommunications Act, the Communications Act or of the regulations and policies of the FCC thereunder. Congress and the FCC have under consideration, and in the future may consider and adopt, (i) other changes to existing laws, regulations and policies or (ii) new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership and profitability of our broadcast stations. Also, certain of the foregoing matters are now, or may become, the subject of litigation, and we cannot predict the outcome of any such litigation or the impact on our business.

Employees

As of March 31, 2010, we employed in full and part-time positions 797 persons, including 782 at our television stations and 15 in our corporate office. Of our employees at WJLA/NewsChannel 8, 121 are represented by one of three unions: the American Federation of Television and Radio Artists (“AFTRA”), the Directors Guild of America (“DGA”) or the National Association of Broadcast Employees and Technicians/Communications Workers of America (“NABET/CWA”). The NABET/CWA collective bargaining agreement expires on December 31, 2010. The AFTRA collective bargaining agreement that was ratified on January 21, 2010 will expire on September 30, 2011. The DGA collective bargaining agreement expires on February 28, 2011. No employees of our other owned stations are represented by unions. We consider our relationship with our employees to be satisfactory.

Properties

We maintain our corporate headquarters in Arlington, Virginia, occupying leased office space of approximately 14,200 square feet.

The types of properties required to support each of the stations include offices, studios, transmitter sites and antenna sites. The stations’ studios are co-located with their office space while transmitter sites and antenna sites are generally located away from the studios in locations determined to provide maximum market signal coverage.

The following table describes the general characteristics of our principal real property:

Facility	Market/Use	Ownership	Approximate Size	Lease Expiration Date
WJLA/NewsChannel 8	Rosslyn, VA
	Office/Studio	Leased	84,381 sq. ft.	6/30/17

Prince George’s, MD
	Tower—Weather	Leased	1 acre	3/31/11

Bethesda, MD
	Downlink Receive	Leased	5,300 sq. ft.	9/30/14

Washington, D.C.
	Tower/Transmitter	Joint Venture	108,000 sq. ft.	N/A
	Office/Studio	Leased	1,500 sq. ft.	2/28/12

WHTM	Harrisburg, PA
	Office/Studio	Owned	14,000 sq. ft.	N/A
	Adjacent Land	Owned	59,337 sq. ft.	N/A
	Tower/Transmitter	Owned	2,801 sq. ft.	N/A
	Office	Leased	3,168 sq. ft.	10/31/11

KATV	Little Rock, AR
	Office/Studio	Owned	20,500 sq. ft.	N/A
	Office/Studio	Leased	1,500 sq. ft.	1/31/12
	Tower/Transmitter	Owned	188 acres	N/A
	Tower/Transmitter	Leased	3.49 acres	5/31/23
	Annex/Garage	Owned	67,400 sq. ft.	N/A

KTUL	Tulsa, OK
	Office/Studio	Owned	13,520 sq. ft.	N/A
	Tower/Transmitter	Owned	160 acres	N/A

WSET	Lynchburg, VA
	Office/Studio	Owned	15,500 sq. ft.	N/A
	Tower/Transmitter	Owned	2,700 sq. ft.	N/A

Danville, VA
	Office/Studio	Leased	2,150 sq. ft.	Monthly

Roanoke, VA
	Office/Studio	Leased	2,688 sq. ft.	11/30/11

WBMA/WCFT/WJSU	Birmingham, AL
	Office/Studio/Dish Farm	Leased	26,357 sq. ft./0.5 acres	9/30/21
	Tower/Relay-Pelham	Leased	.08 acres	10/31/11
	Tower/Relay-Red Mtn.	Owned	.21 acres	N/A

Tuscaloosa, AL
	Office/Studio	Owned	9,475 sq. ft.	N/A
	Tower-Tuscaloosa	Owned	10.5 acres	N/A
	Tower-AmSouth	Leased	134.3 acres	4/30/11

Anniston, AL
	Office/Studio	Leased	700 sq. ft.	10/31/10
	Tower-Blue Mtn.	Owned	1.7 acres	N/A
	Tower-Bald Rock	Leased	1 acre	8/29/16

Legal Proceedings

We currently, and from time to time, are involved in litigation incidental to the conduct of our business, including suits based on defamation and employment activity. We are not currently a party to any lawsuit or proceeding which, in our opinion, could reasonably be expected to have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about the executive officers and directors of ACC as of the date of this prospectus. Ages are as of March 31, 2010.

Name	Age	Title
Barbara B. Allbritton	72	Executive Vice President and Director
Robert L. Allbritton	41	Chairman, Chief Executive Officer and Director
Frederick J. Ryan, Jr.	54	Vice Chairman, President, Chief Operating Officer and Director
Jerald N. Fritz	59	Senior Vice President, Legal and Strategic Affairs, General Counsel
Stephen P. Gibson	45	Senior Vice President and Chief Financial Officer
James C. Killen, Jr.	47	Vice President, Sales

BARBARA B. ALLBRITTON has been a Director of ACC since its inception, Vice President of ACC from 1980 to 2001 and Executive Vice President since 2001. She currently serves as an officer and/or director of each of ACC’s television subsidiaries, as well as Perpetual, The Allbritton Foundation and the Allbritton Art Institute. She currently serves as a trustee of Baylor College of Medicine and a director of Blair House Restoration Fund. She was formerly a director of Riggs Bank N.A. and The Foundation for the National Archives. Mrs. Allbritton is the wife of Joe L. Allbritton and the mother of Robert L. Allbritton. See “Certain Relationships and Related Transactions.”

ROBERT L. ALLBRITTON has been Chairman of the Board of Directors and Chief Executive Officer of ACC since February 2001 and a Director of ACC since 1993. Mr. Allbritton was Executive Vice President and Chief Operating Officer of ACC from 1994 to 1998 and President of ACC from 1998 to 2001. He is also an officer and/or director of Perpetual, each of ACC’s subsidiaries, The Allbritton Foundation and the Allbritton Art Institute. He has been involved in management of the television properties at both the corporate and daily operational levels, including financial, technical, strategic, programming, sales, news and promotion. He is also founder and Publisher of Politico, which launched in January 2007. In addition to his positions with ACC, Mr. Allbritton was the Chairman of the Board of Directors and Chief Executive Officer of Riggs National Corporation (“Riggs”) from 2001 until 2005 and a Director of Riggs from 1994 until 2005. Mr. Allbritton has served on the Board of Directors of the Lyndon B. Johnson Foundation since 2002 and on the Board of Trustees of Wesleyan University since 2003. He served on the Board of Directors of Juniper Content Corporation from January to November 2007. He is the son of Joe L. and Barbara B. Allbritton. See “Certain Relationships and Related Transactions.”

FREDERICK J. RYAN, JR. has been President of ACC since February 2001, Chief Operating Officer since 1998 and a Director and its Vice Chairman since 1995. He has served as Senior Vice President and Executive Vice President of ACC and is an officer of each of its television subsidiaries. He is also President, Chief Executive Officer and a Manager of Politico. He previously served as Chief of Staff to former President Ronald Reagan (1989-1995) and Assistant to the President in the White House (1982-1989). Prior to his government service, Mr. Ryan was an attorney with the Los Angeles firm of Hill, Farrer and Burrill. Mr. Ryan presently serves as Chairman of the Ronald Reagan Presidential Library Foundation, Vice Chairman of the White House Historical Association, a trustee of Ford’s Theatre, a trustee of the National Museum of American History, and a member of the Board of Councilors of the Annenberg School of Communications at the University of Southern California.

JERALD N. FRITZ has been part of ACC’s management since 1987, currently serving as a Senior Vice President. He serves as its General Counsel and also oversees strategic planning and governmental affairs. From 1981 to 1987, Mr. Fritz held several positions with the FCC, including Chief of Staff and Legal Counsel to the Chairman. Mr. Fritz was in private practice from 1978 to 1981, specializing in communications law, and from 1980 to 1983 was on the adjunct faculty of George Mason University Law School teaching communications law and policy. Mr. Fritz began his career in broadcasting in 1973 with WGN-TV, Chicago. He is a former director of the National Association of Broadcasters (“NAB”). Mr. Fritz currently serves on the NAB’s Copyright Committee and is a former division chair of the Communications Forum of the American Bar Association as well as the past Co-Chair of the Pre-Publication Committee of the Media Law Resource Center.

STEPHEN P. GIBSON has been a Senior Vice President of ACC since February 2001 and a Vice President since 1997. He has served as Chief Financial Officer since 1998 and Controller from 1997, when he joined the Company, to 1998. He is also Assistant Treasurer of The Allbritton Foundation and Vice President of Perpetual and each of ACC’s subsidiaries. Prior to joining ACC, Mr. Gibson served as Controller for COMSAT RSI Plexsys Wireless Systems, a provider of wireless telecommunications equipment and services, from 1994 to 1997. From 1987 to 1994, Mr. Gibson held various positions with the accounting firm of Price Waterhouse LLP, the latest as Audit Manager. He served as an elected director of the Broadcast Cable Financial Management Association from 2002 until 2005.

JAMES C. KILLEN, JR. joined ACC as Vice President, Sales in November 2004 to oversee, coordinate and support all aspects of advertising sales for the Company. Prior to joining ACC, Mr. Killen held various sales positions with NBC from 1992 until 2004, most recently Local Sales Manager and New York National Sales Manager of NBC4 in Washington, D.C. His network experience included several years as an NBC Account Manager selling the NBC owned and operated stations.

Executive Compensation

Compensation Discussion and Analysis

Overview and Objectives

Our executive compensation program is designed to attract, retain and reward qualified executives and encourage decisions and actions that have a positive impact on Company performance. It is our objective to set total executive compensation at a level that attracts and retains strong, competent leadership for the Company. A further objective of the compensation program is to provide incentives and rewards to each executive for their contribution to the Company.

The Company’s compensation program, primarily consisting of salary and bonus payments to the Company’s executive officers, who are named in the summary compensation table below and are referred to as the “named executive officers,” is a cash program. At this time, there are no stock options, stock awards or any other equity-based programs as part of the Company’s compensation program.

The Company’s executives do not have employment agreements that might include provisions for change in control, severance arrangements, equity or security ownership, or other such matters.

Compensation Process

We do not have a compensation committee of our Board of Directors, and our Board generally does not seek input from outside compensation consultants with respect to annual compensation decisions.

Our Chairman and Chief Executive Officer, with input from our President and Chief Operating Officer, annually reviews the performance of each of the named executive officers and determines their compensation levels. Compensation levels for our Chairman and Chief Executive Officer and President and Chief Operating Officer are established in the same manner as our other executive officers in consultation with the third member of our Board of Directors.

Elements of Compensation

The principal elements of the Company’s executive compensation consist of the following:

•	Base Salary;

•	Annual Cash Bonuses;

•	Perquisites and Other Compensation; and

•	Health Benefits.

Base Salary. The base salary component of the Company’s executive compensation program provides each named executive officer with a fixed minimum amount of cash compensation throughout the year. Salaries are determined by position, which takes into consideration the responsibilities and job performance of each named executive officer and competitive market compensation paid by other companies for similar positions. Base salary amounts are determined in the first quarter of the fiscal year.

Annual Cash Bonuses. The Company does not utilize defined formulas for bonuses paid to its executive officers, including its named executive officers. The payment of cash bonuses is made on a discretionary basis and is determined based on an evaluation of each executive’s individual performance. The annual cash bonuses are intended to reward individuals based on their contributions to the overall success of the Company. Bonuses are generally paid in the first quarter following the end of the fiscal year for which performance is being rewarded.

Perquisites and Other Compensation. We also provide our named executive officers with other benefits that we believe are reasonable and consistent with the stated objectives of the Company’s executive compensation program. Such benefits include the following:

•	Company contributions to our defined contribution 401(k) savings plan;

•	Use of a Company-provided automobile or payment of an automobile allowance;

•	Company-paid parking; and

•	Reimbursement for membership in certain clubs.

The Company provides all eligible employees a 50% matching contribution on up to 6% of compensation deferred through an IRS qualified 401(k) savings plan. Under the 401(k) plan, employees may contribute a portion of their compensation subject to IRS limitations. Effective February 1, 2009, the Company indefinitely suspended its matching contributions. The Company does not have a defined benefit pension plan.

Health Benefits. All full-time employees, including our named executive officers, may participate in our group health benefit program, including medical, dental and vision care coverage, disability insurance and life insurance. In addition, our named executive officers are also covered under a supplemental executive long-term disability insurance program.

Determination of Fiscal 2009 Compensation

Our goals for Fiscal 2009 were to provide an executive compensation program that was equitable in a competitive marketplace and recognized and rewarded individual achievements. To achieve such goals, we relied primarily on base salaries, cash bonuses and other compensation for each of our named executive officers. Compensation levels for each named executive officer were determined based on the position and responsibility of such executive, his impact on the operation and financial performance of the Company and the knowledge and experience of such executive. These factors were considered as a group, without particular weight given to any single factor, and were necessarily subjective in nature.

Summary Compensation Table

The following table sets forth certain compensation information for our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers for the fiscal years ended September 30, 2007, 2008 and 2009:

Name and Principal Position	Fiscal Year	Salary	Bonus	All Other Compensation(5)	Total
Robert L. Allbritton(1)	2009	$750,000	$—	$—	$750,000
Chairman and Chief Executive Officer	2008	600,000	212,500	—	812,500
	2007	550,000	250,000	—	800,000

Frederick J. Ryan, Jr.(2)	2009	585,000	100,000	38,662	723,662
President and Chief Operating Officer	2008	550,000	212,500	44,169	806,669
	2007	500,000	250,000	40,554	790,554

Stephen P. Gibson(3)	2009	340,000	75,000	29,949	444,949
Senior Vice President and Chief Financial Officer	2008	325,000	106,250	35,684	466,934
	2007	300,000	125,000	36,073	461,073

James C. Killen, Jr.	2009	340,000	75,000	37,643	452,643
Vice President, Sales	2008	325,000	93,500	40,365	458,865
	2007	300,000	110,000	38,956	448,956

Jerald N. Fritz(4)	2009	300,000	45,000	30,011	375,011
Senior Vice President, Legal and Strategic Affairs	2008	290,000	85,000	35,492	410,492
	2007	275,000	100,000	35,847	410,847

(1)	Robert L. Allbritton is paid cash compensation by Perpetual for services to Perpetual and other interests of Joe L. Allbritton, including ACC. The portion of such compensation related to ACC is allocated to ACC and also included as compensation above.
(2)	Frederick J. Ryan, Jr. is paid cash compensation by ACC for services to ACC, which is included as compensation above. In addition, Mr. Ryan is also separately paid cash compensation by Perpetual for services to Perpetual and other interests of Joe L. Allbritton.
(3)	Stephen P. Gibson is paid cash compensation by ACC for services to ACC, which is included as compensation above. In addition, Mr. Gibson is also separately paid cash compensation by Perpetual for services to Perpetual and other interests of Joe L. Allbritton.
(4)	Jerald N. Fritz is paid cash compensation by ACC for services to ACC and Perpetual. Of the compensation shown in the table for Mr. Fritz, $11,000, $14,500 and $21,000 represent the portion of such compensation related to Perpetual, and has been allocated to Perpetual in Fiscal 2007, 2008 and 2009, respectively.
(5)	Amounts in this column consist of dollar values of perquisites and other benefits including amounts contributed by the Company on behalf of our named executive officers to our defined contribution 401(k) savings plan, use of a Company-provided automobile or an automobile allowance, premiums for group health and term life insurance and executive disability plans, parking and club membership reimbursements.

Director Compensation

Our directors are not separately compensated for membership on the Board of Directors of ACC.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The authorized capital stock of ACC consists of 20,000 shares of common stock, par value $0.05 per share (the “ACC Common Stock”), all of which is outstanding, and 1,000 shares of preferred stock, 200 shares of which have been designated for issue as Series A Redeemable Preferred Stock, par value $1.00 per share (the “Series A Preferred Stock”), no shares of which are issued and outstanding.

ACC Common Stock

The Allbritton family controls Perpetual. Perpetual owns 100% of the outstanding common stock of AG and AG owns 100% of the outstanding ACC Common Stock. There is no established public trading market for ACC Common Stock.

Each share of ACC Common Stock has an equal and ratable right to receive dividends when and as declared by the Board of Directors of ACC out of assets legally available therefor.

In the event of a liquidation, dissolution or winding up of ACC, holders of ACC Common Stock are entitled to share ratably in assets available for distribution after payments to creditors and to holders of any preferred stock of ACC that may at the time be outstanding. The holders of ACC Common Stock have no preemptive rights to subscribe to additional shares of capital stock of ACC. Each share of ACC Common Stock is entitled to one vote in elections of directors and all other matters submitted to a vote of ACC’s stockholder.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(dollars in thousands)

Distributions to Related Parties

ACC has periodically made advances in the form of distributions to Perpetual. For Fiscal 2009, ACC made cash advances to Perpetual of $9,050 and Perpetual made repayments on these cash advances of $1,925. There were no cash advances or repayments during the six months ended March 31, 2010. The advances to Perpetual are non-interest bearing and, as such, do not reflect market rates of interest-bearing loans to unaffiliated third parties. In addition, during Fiscal 2009 ACC was charged by Perpetual for federal and state income taxes of $4,887 and made payments to Perpetual for federal and state income taxes in the amount of $2,842, resulting in taxes due to Perpetual of $2,045 at September 30, 2009. During the six months ended March 31, 2010, ACC was charged by Perpetual for federal and state income taxes of $8,833 and made payments to Perpetual for federal and state income taxes of $5,365, resulting in taxes due to Perpetual of $5,513 at March 31, 2010. As a result of making advances of tax payments in accordance with the terms of the tax sharing agreement between ACC and Perpetual, we earned interest income from Perpetual in the amount of $112 and $110 during Fiscal 2009 and the six months ended March 31, 2010, respectively. See “Income Taxes” below.

Effective August 1, 2009, the equity interests of WCIV were distributed to Perpetual, and on November 13, 2009, the equity interests of Politico were distributed to Perpetual. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—General Factors Affecting Our Business.”

At present, the primary source of repayment of net advances is through our ability to pay dividends or make other distributions, and there is no immediate intent for the amounts to be repaid. Accordingly, these advances have been treated as a reduction of stockholder’s investment and are described as “distributions” in our consolidated financial statements.

Under the terms of the agreements governing our indebtedness, and we expect that under the terms of any agreements that may in the future govern our indebtedness, future advances, distributions and dividends to related parties are subject to certain restrictions. We anticipate that, subject to such restrictions, applicable law and payment obligations with respect to the notes and our other debt, ACC will make advances, distributions or dividends to related parties in the future.

Management Fees

We paid management fees of $750 and $282 to Perpetual for Fiscal 2009 and the six months ended March 31, 2010, respectively, and we expect that management fees to be paid to Perpetual during Fiscal 2010 will approximate $600. These management fees reflect the compensation allocations referenced in the Executive Compensation Table as well as the net allocation of other shared costs. We believe that payments to Perpetual will continue in the future and that the amount of the management fees is at least as favorable to us as those prevailing for comparable transactions with or involving unaffiliated parties.

Income Taxes

Our operations are included in a consolidated federal income tax return filed by Perpetual. In accordance with the terms of a tax sharing agreement between ACC and Perpetual, ACC is required to pay to Perpetual its federal income tax liability, computed based upon statutory federal income tax rates applied to our consolidated taxable income. We file separate state income tax returns with the exception of Virginia which is included in a combined state income tax return filed by Perpetual. In accordance with the terms of the tax sharing agreement, we are required to pay to Perpetual our combined Virginia income tax liability, computed based upon statutory Virginia income tax rates applied to our combined Virginia net taxable income. Taxes payable to Perpetual are not reduced by losses generated in prior years by us. In addition, the amounts payable by us to Perpetual under the tax sharing agreement are not reduced if losses of other members of the Perpetual group are utilized to offset our taxable income for purposes of the Perpetual consolidated federal or Virginia state income tax returns.

The provision for income taxes is determined in accordance with the accounting rules for income taxes, which require that the consolidated amount of current and deferred income tax expense for a group that files a consolidated income tax return be allocated among members of the group when those members issue separate financial statements. Perpetual allocates a portion of its consolidated current and deferred income tax expense to us as if we and our subsidiaries were separate taxpayers. We record deferred tax assets, to the extent it is considered more likely than not that such assets will be realized in future periods, and deferred tax liabilities for the tax effects of the differences between the bases of its assets and liabilities for tax and financial reporting purposes.

We record income tax expense in accordance with the accounting rules for income taxes and make payments to Perpetual in accordance with the terms of the tax sharing agreement between us and Perpetual. To the extent that there is a difference between tax payments that would be due as calculated in accordance with the accounting rules for income taxes and tax payments due under the tax sharing agreement, such difference is recorded to retained earnings.

Office Space

We lease certain office space to Irides, LLC (“Irides”). Irides is a wholly-owned subsidiary of Allbritton New Media, Inc. (“ANMI”) which in turn is an 80%-owned subsidiary of Perpetual. The remaining 20% of ANMI is owned by Mr. Robert L. Allbritton. Charges for this space totaled $149 and $76 for Fiscal 2009 and the six months ended March 31 2010, respectively, and we expect to receive $154 during Fiscal 2010. We believe that the terms of the lease are substantially the same or at least as favorable to ACC as those prevailing for comparable leases involving nonaffiliated companies.

We provide certain office space to Politico. Politico was a wholly-owned subsidiary of ACC until November 13, 2009 when we distributed the equity interests of Politico to Perpetual. Charges for this office space totaled $254 for the period from November 14, 2009 through March 31, 2010, and we expect to receive $587 during Fiscal 2010. We believe these terms are substantially the same or at least as favorable to ACC as those prevailing for comparable arrangements involving nonaffiliated companies.

Internet Services

We have entered into various agreements with Irides to provide our stations with website design, hosting and maintenance services. We incurred fees of $475 and $167 to Irides during Fiscal 2009 and the six months ended March 31, 2010, respectively, and we expect to pay fees to Irides during Fiscal 2010 for services performed of approximately $350. We believe that the terms and conditions of the agreements are substantially the same or at least as favorable to us as those prevailing for comparable transactions with or involving nonaffiliated companies.

Politico provides us with certain website development services. We were charged $128 for such services during the period from November 14, 2009 through March 31, 2010 based on Politico’s actual cost to provide these services. We expect to be charged approximately $650 during Fiscal 2010. We believe these charges are substantially the same or at least as favorable to ACC as those prevailing for comparable services from nonaffiliated companies.

Director Independence

There are no independent members of our Board of Directors as each member of our Board is also an executive officer of the Company. As the Company is privately held, the Board of Directors is not currently considering expanding its members in order to include independent directors.

Review and Approval of Transactions with Related Parties

The Company is subject to various restrictive covenants covering transactions with related parties under its existing debt agreements. We also expect that the Company will be subject to various restrictive covenants covering transactions with related parties under the terms of any agreements that may govern our indebtedness in the future. Our directors and executive officers are aware of the Company’s obligations to identify, process and disclose such transactions in order to comply with these covenants. Our directors and executive officers are also expected to promptly disclose to the Chairman and Chief Executive Officer or the President and Chief Operating Officer, for review and approval, the material facts of any transaction that could be considered a related party transaction that is otherwise permissible under the terms of the Company’s debt covenants.

On an annual basis, each director and executive officer of the Company must complete and certify a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with the Company during the last fiscal year in which the director or executive officer, or any member of his or her immediate family, had a direct or indirect material interest. Any transaction, arrangement, or relationship disclosed in the Director and Officer Questionnaire is reviewed and considered by our General Counsel with respect to any conflicts of interest.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

Senior Credit Facility

We currently have a senior credit facility with Bank of America, N.A., as administrative agent, and Deutsche Bank Securities Inc., as syndication agent. This facility currently provides for borrowings of up to $60 million and matures April 29, 2013. As of March 31, 2010, the amount outstanding under our Senior Credit Facility was $12.0 million.

Under our Senior Credit Facility, interest is payable quarterly at various rates from prime plus 1.50% or from LIBOR plus 2.75% depending on certain financial operating tests. Our Senior Credit Facility is secured by the assets and pledge of stock of ACC and its subsidiaries. The exchange notes, like the initial notes, will be effectively subordinated to the prior payment in full in cash or cash equivalents of all our indebtedness under our Senior Credit Facility to the extent of the value securing such indebtedness. See “Description of the Notes—Subordination.”

Purchase and Redemption of 7 3/4% Senior Subordinated Notes due 2012

On April 16, 2010, we commenced a cash tender offer to purchase $455 million aggregate principal amount of our 2012 Notes. On April 30, 2010, we accepted for purchase $405.443 million aggregate principal amount of the 2012 Notes at the early tender price of $1,015.42 per $1,000 aggregate principal amount. On May 14, 2010, we accepted for purchase an additional $10,000 aggregate principal amount of the 2012 Notes at the tender price of $985.42 per $1,000 aggregate principal amount. On June 1, 2010, we redeemed the remaining $49.547 million aggregate principal amount of our 2012 Notes at a redemption price of $1,012.92 per $1,000 aggregate principal amount. On and after June 1, 2010, the 2012 Notes were no longer outstanding, interest ceased to accrue thereon and all rights of the holders of the 2012 Notes ceased, except for the right to receive the redemption price without additional interest thereon.

EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the sale of the initial notes, ACC entered into a registration rights agreement with the initial purchasers pursuant to which ACC agreed, for the benefit of the holders of the initial notes, to use its commercially reasonable efforts, at its own expense, to:

•

file with the Commission no later than September 27, 2010 the exchange offer registration statement with respect to the exchange offer for the exchange notes, which will have terms identical to those of the initial notes, except that the exchange notes will not contain transfer restrictions or provide for rate increases;

•	cause the registration statement to be declared effective under the Securities Act no later than December 26, 2010; and

•	complete the exchange offer no later than January 25, 2011.

The exchange offer being made here, if completed no later than January 25, 2011, will satisfy those requirements under the registration rights agreement. If we are unable to complete the exchange offer, we will be obligated under our registration rights agreement to file a shelf registration statement with the Commission registering the initial notes for resale by the holders of the initial notes.

This prospectus, together with the letter of transmittal, is being sent to all record holders of initial notes as of                             , 2010.

We are making the exchange offer in reliance on the position of the Commission as set forth in several no-action letters to third parties. However, we have not sought our own no-action letter. Based on these interpretations by the Commission, but subject to the immediately following sentence, ACC believes that the exchange notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by holders thereof without further compliance with the registration and prospectus delivery requirements of the Securities Act. However, any purchaser of initial notes who is an “affiliate” of ACC or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretation by the staff of the Commission set forth in the no-action letters described above;

•	will not be able to tender initial notes in the exchange offer; and

•

must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the initial notes, unless the sale or transfer is made under an exemption from those requirements.

Each holder of the initial notes who wishes to exchange initial notes for exchange notes in the exchange offer will be required to make certain representations, including representations that:

•	it is not an “affiliate”;

•

it is not a broker-dealer tendering initial notes acquired directly from ACC or if it is such a broker-dealer, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	any exchange notes to be received by it will be acquired in the ordinary course of its business;

•	it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the Securities Act; and

•	it is not acting on behalf of any person who could not truthfully make the representations described in the four preceding bullet points.

In addition, in connection with any resales of exchange notes, any broker-dealer who acquired initial notes for its own account (referred to in this prospectus as a participating broker-dealer) as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the initial notes, with the prospectus contained in the exchange offer registration statement. ACC has agreed to make available for a period of up to 120 days from the date of this prospectus a prospectus meeting the requirements of the Securities Act to any participating broker-dealer and any other persons, if any, with similar prospectus delivery requirements, for use in connection with any resale of exchange notes. A participating broker-dealer or any other person that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the registration rights agreement, including certain indemnification rights and obligations provided for in the registration rights agreement.

If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, a distribution of the exchange notes. If the holder is a broker-dealer that will receive exchange notes for its own account in exchange for initial notes that were acquired as a result of market making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all initial notes validly tendered and not withdrawn prior to 5:00 p.m. New York City time, on the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for $1,000 principal amount of initial notes accepted in the exchange offer. You may tender some or all of your initial notes pursuant to the exchange offer. However, initial notes may be tendered only for exchange notes and only in denominations of $2,000 and integral multiples of $1,000.

The form and terms of the exchange notes are the same as the form and terms of the initial notes except that (i) the exchange notes have been registered under the Securities Act and will not bear legends restricting their transfer, (ii) the holders of the exchange notes will not be entitled to certain rights under our registration rights agreement, which rights will terminate upon consummation of the exchange offer and (iii) the exchange notes will not contain provisions relating to additional interest. The exchange notes will evidence the same debt as the initial notes, will be issued under the same indenture as the initial notes and will be entitled to the benefits of the indenture.

As of the date of this prospectus, $455.0 million aggregate principal amount of the initial notes was outstanding. We have fixed the close of business on                     , 2010, as the record date for the exchange offer for purposes of determining the person to whom this prospectus and the letter of transmittal will be mailed initially.

In connection with the issuance of the initial notes, we arranged for the initial notes originally purchased by qualified institutional buyers and those sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of The Depository Trust Company, or DTC, acting as depository. Except as described under “Book-Entry; Delivery and Form,” the exchange notes will be issued in the form of a global note registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC. See “Book-Entry; Delivery and Form.”

You do not have any appraisal or dissenters’ rights under the General Corporation Law of Delaware or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder, including Rule 14e-1 thereunder.

We will be deemed to have accepted validly tendered initial notes when, as and if we have given oral or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.

If any tendered initial notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted initial notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date.

You will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of initial notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. Please refer to “—Fees and Expenses.”

Expiration Date, Extensions, Amendments

The expiration date of the exchange offer shall be 5:00 p.m., New York City time, on                     , 2010 unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

To extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion, (1) to delay accepting any initial notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “—Conditions” shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent or (2) to amend the terms of the exchange offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and, depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer for a period of five to 10 business days if the exchange offer would otherwise expire during such five to 10 business day period.

Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the exchange offer, and subject to applicable laws, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release through an appropriate news agency.

Interest on the Exchange Notes

Interest on the exchange notes will be payable semi-annually on each May 15 and November 15, commencing on the first such date following their date of issuance. Holders of initial notes that are accepted for exchange will not receive payment of any accrued but unpaid interest on the initial notes until November 15, 2010.

Procedures for Tendering

Only a holder of initial notes may tender such notes in the exchange offer. To tender in the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or such facsimile, together with the initial notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the initial notes, letter of transmittal and other required documents must be received by the exchange agent at the address set forth below under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the initial notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

The tender by you and the acceptance by us will constitute agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of initial notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your respective brokers, dealers, commercial banks, trust companies or nominees to tender your initial notes on your behalf.

If your initial notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender, you should contact the registered holder promptly and instruct it to tender on your behalf. If you, as beneficial owner, wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivery of initial notes, either make appropriate arrangements to register ownership of the initial notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable period of time.

Signatures on the letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, each an eligible institution, unless the initial notes are tendered

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any initial notes listed in the letter of transmittal, those initial notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder’s name appears on those initial notes with the signature on the bond power guaranteed by an eligible institution.

If the letter of transmittal or any initial notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the initial notes at the book-entry transfer facility of The Depository Trust Company for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the initial notes by causing such book-entry transfer facility to transfer the initial notes into the exchange agent’s account with respect to the initial notes in accordance with the book-entry transfer facility’s procedures for such transfer. Although delivery of the initial notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee, or an agent’s message if the tendering holder does not deliver a letter of transmittal, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent. The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from its participant tendering initial notes which are the subject of this book-entry confirmation that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the letter of transmittal against the participant.

All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered initial notes and withdrawal of tendered initial notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular initial notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine.

Although we intend to request the exchange agent to notify you of defects or irregularities with respect to tenders of your initial notes, neither we, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of initial notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any initial notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Guaranteed Delivery Procedures

If you wish to tender initial notes and (1) they are not immediately available or (2) you cannot deliver your initial notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent before the expiration date or (3) you cannot comply with the procedures for book-entry transfer prior to the expiration date, you may still effect a tender if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, setting forth your name and address, the certificate number(s) of your initial notes and the principal amount of initial notes tendered, stating that a tender of initial notes is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile of the letter of transmittal, together with the certificate(s) representing the initial notes, or a confirmation of book-entry transfer of the initial notes into the exchange agent’s account at the book-entry transfer facility along with an agent’s message if you do not deliver a letter of transmittal, and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

•

such properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as the certificate(s) representing all tendered initial notes in proper form for transfer, or a confirmation of book-entry transfer of the initial notes into the exchange agent’s account at the book-entry transfer facility along with an agent’s message if you do not deliver a letter of transmittal, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their initial notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Tenders of initial notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of initial notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth below prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must

•	specify the name of the person having deposited the initial notes to be withdrawn,

•

identify the initial notes to be withdrawn, including the certificate number(s) and principal amount of the initial notes, or, in the case of initial notes transferred by book-entry transfer, the name and number of the account at the book-entry transfer facility to be credited,

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which the initial notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the initial notes register the transfer of the initial notes into the name of the person withdrawing the tender, and

•	specify the name in which any initial notes are to be registered, if different from that of the depositor.

A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made. All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by us, whose determination shall be final and binding on all parties. Any initial notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect to withdrawn initial notes unless the initial notes so withdrawn are validly retendered. Any initial notes that have been tendered but that are not accepted for exchange will be returned to the holder without cost to the holder as soon as practicable after withdrawal, rejection of tendered notes or termination of the exchange offer. Properly withdrawn initial notes may be retendered by following one of the procedures described above under “—Procedures for Tendering” at any time prior to the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, we shall not be required to accept for exchange, or to exchange exchange notes for, any initial notes, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the initial notes, if:

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our sole judgment, might materially impair our ability to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to us; or

•

any change, or any development involving a prospective change, in our business or financial affairs has occurred that, in our sole judgment, might materially impair our ability to proceed with the exchange offer; or

•

any change, or any development involving a prospective change, in our business or financial affairs has occurred that, in our sole judgment, might materially impair our ability to proceed with the exchange offer; or

•

any law, statute, rule, regulation or interpretation by the staff of the Commission is proposed, adopted or enacted that, in our sole judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

•

a change occurs in the current interpretation by the staff of the Commission that permits the exchange notes issued pursuant to the exchange offer in exchange for initial notes to be offered for resale, resold and otherwise transferred by holders, other than broker-dealers and any holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that the exchange notes are acquired in the ordinary course of the holders’ business and the holders have no arrangement or understanding with any person to participate in the distribution of the exchange notes; or

•	any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of the exchange offer as contemplated in this prospectus.

If we determine in our sole discretion that any of the conditions are not satisfied, we may (1) refuse to accept any initial notes and return all tendered initial notes to the tendering holders, (2) extend the exchange offer and retain all initial notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw the initial notes as described under “—Withdrawal of Tenders” or (3) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered initial notes that have not been withdrawn. If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and, depending upon the significance of the waiver and the manner of disclosure to the registered holders, we will extend the exchange offer for a period of five to 10 business days if the exchange offer would otherwise expire during that five to 10 day period.

The foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, in our sole discretion, although we have no current intention of doing so. Any determination made by us concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

Exchange Agent

U.S. Bank National Association has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notice of guaranteed delivery should be directed to the exchange agent addressed as follows:

U.S. Bank National Association

Corporate Trust Services

60 Livingston Avenue

St. Paul, MN 55107

Attention: Specialized Finance

By facsimile:

(651) 495-8158

Confirm: 1-800-934-6802

Attention: Specialized Finance

Questions:

1-800-934-6802

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers and regular employees and our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with its services and pay other registration expenses, including fees and expenses of the trustee, filing fees, blue sky fees, if any, and printing and distribution expenses.

We will pay all transfer taxes, if any, applicable to the exchange of the initial notes pursuant to the exchange offer. If, however, certificates representing the exchange notes or the initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the initial notes tendered, or if tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of the initial notes pursuant to the exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other person, will be payable by the tendering holder. If satisfactory evidence of payment of transfer taxes or exemption from transfer taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the initial notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the exchange offer and the expenses related to the issuance of the initial notes (which are expected to total approximately $10.5 million) will be amortized over the term of the notes.

Consequences of Failure to Exchange

As a result of the making of this exchange offer, we will have fulfilled one of our obligations under our registration rights agreement, and holders of initial notes who do not tender their initial notes will not, except under limited circumstances related to a holder’s inability to participate in the exchange offer as a matter of law or Commission policy, have any further registration rights under our registration rights agreement or otherwise. Accordingly, if you do not exchange your initial notes for exchange notes, you will continue to hold the untendered initial notes and will be entitled to all the rights and limitations applicable to initial notes under the indenture, except to the extent the rights or limitations that, by their terms, terminate or cease to have further effectiveness as a result of the exchange offer.

The initial notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, those initial notes may be resold only

•	to us upon redemption of the initial notes or otherwise,

•	pursuant to an effective registration statement under the Securities Act,

•

so long as the initial notes are eligible for resale pursuant to Rule 144A, to a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A,

•	outside the United States to a foreign person pursuant to the exemption from the registration requirements of the Securities Act provided by Regulation S thereunder, or

•	pursuant to another available exemption from the registration requirements of the Securities Act,

in each case in accordance with any applicable securities laws of any state of the United States.

Accordingly, if any initial notes are tendered and accepted in the exchange offer, the trading market for the untendered initial notes could be adversely affected. Please refer to “Risk Factors—Risks Relating to the Exchange Offer—Your failure to participate in the exchange offer will have adverse consequences” and “—Termination of Certain Rights.”

Termination of Certain Rights

You will not be entitled to certain rights under our registration rights agreement following the consummation of the exchange offer. The rights that will terminate are (1), except in limited circumstances related to a holder’s inability to participate in the exchange offer as a matter of law or Commission policy, the right to have us file with the Commission and use commercially reasonably efforts to have declared effective a shelf registration statement to cover resales of the initial notes and (2) the right to receive additional interest if the exchange offer is not completed by February 4, 2011 or the shelf registration statement is not declared effective by December 13, 2010.

Other

Participation in the exchange offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given in this prospectus. The exchange offer is not being made to, nor will tenders be accepted from or, on behalf of, holders of initial notes in any jurisdiction in which the making of the exchange offer or the acceptance of the exchange offer would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of initial notes in the jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on our behalf by one or more registered brokers or dealers which are licensed under the laws of the jurisdiction.

We may in the future seek to acquire untendered initial notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any initial notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered initial notes.

DESCRIPTION OF THE EXCHANGE NOTES

The exchange notes offered hereby will be issued pursuant to an indenture dated as of April 30, 2010 (the “Indenture”) between ACC and U.S. Bank National Association, as trustee (the “Trustee”). The terms of the exchange notes and the initial notes will be substantially identical to each other, except as described below. In this section of this prospectus only, references to “ACC,” “we,” “us,” “our” and “our Company” refer only to Allbritton Communications Company and not to any of its subsidiaries. The terms of the exchange notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”), as in effect on the date of the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Trust Indenture Act. The exchange notes are subject to all such provisions, and we refer you to the Indenture, which is an exhibit to the registration statement of which this prospectus is a part. The definitions of certain terms used in the following summary are set forth below under “—Certain Definitions.”

Brief Description of the Notes

These notes:

•	are general senior unsecured obligations of ACC;

•	are pari passu in right of payment with all of our existing and future senior Debt;

•	are effectively subordinated in right of payment to all of our existing and future secured Debt, including the Senior Credit Facility, to the extent of the value of the assets securing such Debt;

•	are structurally subordinated to all liabilities of our Subsidiaries; and

•	are senior in right of payment to any future senior subordinated or subordinated Debt of ACC.

As of March 31, 2010, after giving effect to the Refinancing, we would have had $29.4 million of Debt outstanding under the Senior Credit Facility and approximately $30.6 million of additional borrowing capacity under our Senior Credit Facility, and our Restricted Subsidiaries would have had no Debt other than such Restricted Subsidiaries’ Guarantees of our Debt under the Senior Credit Facility. Further, of our total liabilities of $507.6 million at March 31, 2010, $10.2 million represented liabilities of our subsidiaries (other than their guarantees of indebtedness under our Senior Credit Facility). In addition, we have the capacity to make certain restricted payments aggregating $50 million. See “Description of Notes—Certain Covenants—Limitations on Restricted Payments.”

As of the date of the Indenture, all of our Subsidiaries were “Restricted Subsidiaries.” Under the circumstances described below, we will also be permitted to designate certain Subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture.

Principal, Maturity and Interest

The exchange notes will be limited, together with the initial notes, in aggregate principal amount to $455 million. The notes will mature on May 15, 2018. Additional notes may be issued from time to time, subject to the limitations set forth under “—Certain Covenants—Limitations on Incurrence of Additional Debt and Issuance of Preferred Stock.” Interest on the notes will accrue at the rate of 8% per annum and will be payable in cash, semi-annually in arrears, on

May 15 and November 15 of each year, commencing on November 15, 2010, to Holders of record on the immediately preceding May 1 and November 1. The notes will be issued only in registered form, with coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal of, premium, if any, and interest on the notes will be payable, and the notes are transferable, at the office or agency of ACC maintained for such purpose within the City and State of New York or, at the option of ACC, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders. ACC may require the Holders of the notes to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges of the notes. Initially, the Trustee will act as paying agent and registrar under the Indenture.

Optional Redemption

Except as set forth below, the exchange notes, like the initial notes, will not be redeemable at ACC’s option prior to May 15, 2014. Thereafter, the notes will be subject to redemption, at the option of ACC, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to the applicable date of redemption, if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Year	Percentage
2014	104.000
2015	102.000
2016 and thereafter	100.000

In addition, at any time on or prior to May 15, 2013, ACC will have the option to redeem up to 35% of the aggregate principal amount of the notes originally issued at a redemption price equal to 108.000% of the principal amount thereof, plus accrued and unpaid interest, if any, to the applicable date of redemption, with the net proceeds of one or more public offerings of ACC Common Stock; provided that at least 65% of the aggregate principal amount of the notes originally issued remains outstanding immediately after the occurrence of such redemption; and provided, further, that each such redemption shall occur within 60 days of the date of the closing of the applicable public offering.

Redemption at Make-Whole Premium

At any time prior to May 15, 2014, the Company may also redeem all or any part of the notes upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to, the date of redemption.

“Applicable Premium” means, with respect to any note on any redemption date, as determined by the Company, the greater of:

(1)	1.0% of the principal amount of the note; and

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the note at May 15, 2014 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the note through May 15, 2014 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to May 15, 2014; provided, however, that if the period from the redemption date to May 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Mandatory Redemption

ACC will not be required to make mandatory redemption or sinking fund payments with respect to the notes.

Selection and Notice of Redemption

If less than all of the notes are to be redeemed at any time, selection of notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not so listed, on a pro rata basis, by lot (in accordance with DTC procedures) or by such method as the Trustee shall deem fair and appropriate; provided that no notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions of them called for redemption.

Offers to Purchase

Upon the occurrence of a Change of Control or certain Asset Sales, the Indenture will require, under certain circumstances, that ACC make an offer to purchase notes in the amount and at the purchase price specified therein. See “—Change of Control” and “—Certain Covenants—Limitations on Asset Sales.” Any such offer will be required to remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law. No later than five Business Days after the termination of such an offer, ACC will be required to purchase the specified principal amount of the notes tendered or, if a lesser amount of the notes has been tendered, all of the tendered notes, upon the terms specified in the Indenture.

Change of Control

In the event of a Change of Control, unless irrevocable notice of redemption for all of the notes is given within 30 days after the occurrence of such Change of Control in accordance with the provisions described under “—Optional Redemption,” ACC will be required to make an offer to purchase, on the last Business Day of the fiscal quarter of ACC next following the occurrence of such Change of Control, all of the notes then outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. Prior to the commencement of any such offer, but in any event within 90 days after the occurrence of a Change of Control, ACC will (i) to the extent then required to be repaid, repay in full all outstanding Debt under the Senior Credit Facility or (ii) obtain the requisite consents, if required, under agreements governing such Debt to permit the redemption of notes. In the event that a Change of Control occurs and the Holders exercise their right to require ACC to purchase notes, if such purchase constitutes a “tender offer” for the purposes of Rule 14e-1 under the Exchange Act at that time, ACC will comply with the requirements of Rule 14e-1 as then in effect with respect to such purchase.

Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the notes to require that ACC repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Senior Credit Facility contains, and any future Credit Facilities or other agreements relating to Debt to which ACC becomes a party may contain, restrictions on the ability of ACC to purchase any notes, and also may provide that certain change of control events with respect to ACC would constitute a default thereunder. In the event a Change of Control occurs at a time when ACC is prohibited from purchasing notes, ACC could seek the consents of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If ACC does not obtain all such requisite consents or repay such borrowings, ACC will remain prohibited from purchasing notes. In such case, ACC’s failure to purchase tendered notes would constitute an Event of Default under the Indenture. There can be no assurance that in the event of a Change of Control ACC will have sufficient funds, or that it will be permitted under the terms of the Senior Credit Facility, to satisfy its obligations with respect to any or all of the tendered notes.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of ACC and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require ACC to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of ACC and its Restricted Subsidiaries, taken as a whole, to another Person or group may be uncertain.

Certain Covenants

The Indenture contains, among others, the following covenants discussed below.

Limitations on Incurrence of Debt and Issuance of Preferred Stock

The Indenture provides that ACC will not, and will not permit any of its Restricted Subsidiaries to, (i) directly or indirectly, create, incur, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Debt (including Acquired Debt) or (ii) issue any shares of preferred stock; provided, however, that ACC may (a) issue preferred stock that is not Disqualified Stock at any time and (b) incur Debt (including Acquired Debt) or issue shares of Disqualified Stock if, in each case, the Debt to Operating Cash Flow Ratio of ACC and its Restricted Subsidiaries at the time of the incurrence of such Debt or the issuance of such shares of Disqualified Stock, after giving pro forma effect thereto, is 7:1 or less; provided, further, that any such Debt incurred by ACC that is not Pari Passu Debt shall have a Weighted Average Life to Maturity no shorter than the Weighted Average Life to Maturity of the notes.

The foregoing limitations will not apply to the incurrence of any of the following (collectively, “Permitted Debt”):

(i) revolving credit Debt of ACC or any Restricted Subsidiary under the Senior Credit Facility in an aggregate principal amount not to exceed $125.0 million at any time outstanding;

(ii) intercompany Debt between or among ACC and any of its Wholly Owned Restricted Subsidiaries or a Majority Owned Subsidiary made pursuant to an intercompany note in the form attached as an exhibit to the Indenture which provides that any such Debt of ACC is subordinated to the notes; provided that (x) any disposition, pledge or transfer of any such Debt to a Person (other than ACC or a Wholly Owned Restricted Subsidiary or a Majority Owned Subsidiary) will be deemed to be an incurrence of such Debt by the obligor not permitted by this clause (ii) and (y) any transaction pursuant to which any Wholly Owned Restricted Subsidiary or a Majority Owned Subsidiary, that has Debt owed to it by ACC or any other Wholly Owned Restricted Subsidiary or a Majority Owned Subsidiary, ceases to be a Wholly Owned Restricted Subsidiary or a Majority Owned Subsidiary will be deemed to be the incurrence of Debt by ACC or such other Wholly Owned Restricted Subsidiary or a Majority Owned Subsidiary that is not permitted by this clause (ii) but may be permitted by another clause of this definition of Permitted Debt to the extent such Debt would then meet the criteria thereof;

(iii) Debt represented by the existing 7.75% Notes (which were redeemed on June 1, 2010);

(iv) Debt represented by the outstanding notes in an aggregate principal amount not to exceed $455 million;

(v) Debt existing on the date of the Indenture;

(vi) other Debt incurred by ACC or any of its Restricted Subsidiaries (or preferred stock issued by any Restricted Subsidiaries) in an aggregate principal amount outstanding not to exceed (together with the aggregate liquidation preference of any outstanding preferred stock issued under this clause (vi)) $40.0 million; provided, however, that the incurrence of Debt and/or the issuance of preferred stock by any Restricted Subsidiary under this clause (vi) shall not exceed in an aggregate principal amount (together with any aggregate liquidation preference) $20.0 million;

(vii) the incurrence by ACC or any of its Restricted Subsidiaries of Debt in connection with the acquisition of assets or a new Restricted Subsidiary; provided that such Debt was incurred by the prior owner of such assets or such Restricted Subsidiary prior to such acquisition by ACC or one of its Restricted Subsidiaries and was not incurred in connection with, or in contemplation of, such acquisition by ACC or one of its Restricted Subsidiaries; and provided, further, that the Debt to Operating Cash Flow Ratio of ACC and its Restricted Subsidiaries after giving pro forma effect to such acquisition and such incurrence would be 7:1 or less;

(viii) Debt in respect of interest rate protection or hedging arrangements entered into by ACC to fix the floating interest rate or float the fixed interest rate of any Debt permitted to be incurred under the Indenture;

(ix) Debt issued by ACC or any of its Restricted Subsidiaries to future, current or former officers, directors, employees and consultants, their respective estates, heirs, family members, spouses or former spouses, in each case to finance the purchase or redemption of Capital Stock of ACC or a Restricted Subsidiary to the extent permitted under clause (4) of the covenant described below under the caption “—Certain Covenants—Limitations on Restricted Payments”;

(x) Debt arising from agreements of ACC or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary;

(xi) Debt incurred by ACC or any Restricted Subsidiary constituting reimbursement obligations with respect to bankers’ acceptances and letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims or other Debt with respect to reimbursement type obligations regarding workers’ compensation claims;

(xii) Debt arising from the honoring of a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, that such Debt is extinguished within two business days;

(xiii) cash management obligations and Debt in respect of netting services, employee credit card programs and similar arrangements in connection with cash management and deposit accounts;

(xiv) Guarantees in respect of Debt incurred by ACC otherwise permitted under this covenant; provided that (other than in the case of guarantees in respect of Debt pursuant to clause (i) of this definition of Permitted Debt) the notes are then so guaranteed on a pari passu basis (or senior basis to the extent the Debt so guaranteed is subordinated in right of payment to the notes) with such guarantee; and

(xv) Debt of ACC or any of its Restricted Subsidiaries incurred in exchange for or the proceeds of which are used to exchange, refinance, repay, redeem, defease or refund any of the foregoing Debt (other than Debt incurred under clauses (i), (ii), (iii), (vi), (vii), (ix) and (xiv)) and including this clause (xv) so long as (a) the principal amount of the Debt incurred does not exceed the principal amount (plus any premium) of the Debt so exchanged, refinanced, repaid, redeemed, defeased or refunded, plus the amount of reasonable expenses incurred in connection therewith, (b) the Debt incurred does not have a final maturity date prior to, or an average life shorter than the average life of, the Debt being so exchanged, refinanced, repaid, redeemed, defeased or refunded, (c) if applicable, the Debt incurred ranks as subordinated in right of payment to the notes as the Debt being so exchanged, refinanced, repaid, redeemed, defeased or refunded and (d) the obligor of the Debt incurred is an obligor of the Debt being so exchanged, refinanced, repaid, redeemed, defeased or refunded.

The Indenture also provides that ACC will not permit any of its Unrestricted Subsidiaries to incur Debt that would be recourse to ACC or any Restricted Subsidiary or any of their respective assets. The Indenture will provide that ACC will not incur any Debt that is subordinated or junior in right of payment to any Debt of ACC unless such Debt is subordinated in right of payment to the notes to the same extent and in the same manner; provided that Debt will not be considered subordinate or junior in right of payment to any other Debt solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority.

Limitations on Restricted Payments

The Indenture provides that ACC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (i) declare or pay any dividend on, or make any payment or distribution in respect of, or purchase, redeem or retire for value any Capital Stock of ACC or any of its Restricted Subsidiaries (except Capital Stock held by ACC or a Wholly Owned Restricted Subsidiary or Majority Owned Subsidiary), other than in exchange for ACC’s own Capital Stock (other than Disqualified Stock); (ii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, more than one year prior to a scheduled principal payment or maturity, Debt of ACC or any of its Restricted Subsidiaries that is expressly subordinated in right of payment to the notes (other than intercompany Debt permitted by clause (ii) of the second paragraph under the covenant described above under the caption “—Certain Covenants—Limitations on Incurrence of Debt and Issuance of Preferred Stock); or (iii) make any Restricted Investments (such payments and other actions described in the immediately preceding clauses (i), (ii) and (iii) collectively, “Restricted Payments”), unless at the time of and after giving effect to such proposed Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing;

(b) ACC could incur $1.00 of additional indebtedness under the first paragraph of the covenant entitled “Limitations on Incurrence of Debt and Issuance of Preferred Stock”; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made since April 1, 2010 (net of any Restricted Payments repaid to ACC or any of its Restricted Subsidiaries to the extent not included in clause (ii) below and any Restricted Payment made by ACC pursuant to clause (6) below) shall not exceed, at the date of determination, the sum of (i) an amount equal to ACC’s Cumulative Operating Cash Flow from April 1, 2010 to the end of ACC’s most recently ended full fiscal quarter, taken as a single accounting period, less the product of 1.4 times ACC’s Cumulative Total Interest Expense from April 1, 2010 to the end of ACC’s most recently ended full fiscal quarter, taken as a single accounting period, plus (ii) an amount equal to the net cash proceeds received by ACC as capital contributions to ACC (other than from any of its Restricted Subsidiaries, other than from the return of advances made by Perpetual in connection with this offering and other than to the extent such amount has been applied in accordance with clauses (2) or (3) below) after April 1, 2010, or from the issuance and sale by ACC (other than to any of its Restricted Subsidiaries) after April 1, 2010 of Capital Stock (other than Disqualified Stock and other than to the extent such amount has been applied in accordance with clauses (2) or (3) below), plus (iii) $10.0 million.

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement or other acquisition of Capital Stock of ACC or warrants, rights or options to acquire Capital Stock of ACC either (a) solely in exchange for shares of Qualified Capital Stock of ACC or warrants, rights or options to acquire Qualified Capital Stock of ACC, or (b) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of ACC) of shares of Qualified Capital Stock of ACC or warrants, rights or options to acquire Qualified Capital Stock of ACC;

(3) the payment, redemption, repurchase, retirement, defeasance or other acquisition of Debt of ACC that is subordinate in right of payment to the notes (a) solely in exchange for (i) shares of Qualified Capital Stock of ACC or (ii) Debt incurred pursuant to clause (xv) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Limitations on Incurrence of Debt and Issuance of Preferred Stock,” or (b) through the application of the net proceeds of a sale for cash (other than to an Obligor) within 45 days of such sale of (i) shares of Qualified Capital Stock of ACC or warrants, rights or options to acquire Qualified Capital Stock of ACC or (ii) Debt incurred pursuant to clause (xv) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Limitations on Incurrence of Debt and Issuance of Preferred Stock”;

(4) so long as no Default or Event of Default shall have occurred and be continuing, repurchases by ACC of Qualified Capital Stock of ACC from officers, directors and employees of ACC or any of its Restricted Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees or termination of their seat on the board of ACC in an aggregate amount not to exceed $1.5 million in any calendar year;

(5) any transaction with an officer or director of ACC entered into in the ordinary course of business (including compensation or employee benefit arrangements with any officer or director of ACC);

(6) the payment of any dividend by a Majority Owned Subsidiary to holders of its Capital Stock;

(7) Affiliate Transactions permitted under clauses (3), (4) and (5) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Limitations on Transactions with Affiliates;”

(8) Dividends and distributions payable solely in Qualified Capital Stock of ACC; and

(9) so long as no Default or Event of Default shall have occurred and be continuing, one or more Restricted Payments in an aggregate amount of up to $40.0 million on or after the original issue date of the initial notes.

The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of ACC’s Board of Directors set forth in an Officers’ Certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by ACC or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment (which date shall be the date of the declaration in the case of a dividend). At the conclusion of each calendar month, ACC will deliver to the Trustee an Officers’ Certificate identifying the Restricted Payments made during the prior month, stating that such Restricted Payments were permitted and setting forth the amount of Restricted Payments still available to be made, which calculations may be based upon ACC’s latest available financial statements.

Limitations on Liens

The Indenture provides that ACC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Debt that is pari passu with or subordinated in right of payment to the notes (other than Permitted Liens) upon any of its property or assets (including intercompany notes), now owned or acquired after the date of the Indenture, or any income or profits therefrom, except if the notes are directly secured equally and ratably with (or prior to, in the case of Liens with respect to Debt that is subordinated in right of payment to the notes) the obligation or liability secured by such Lien.

Limitations on Transactions with Affiliates

The Indenture provides that ACC will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, amend or make any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless:

(i) such Affiliate Transaction is on terms that are no less favorable to ACC or the relevant Restricted Subsidiary than those that would be obtained in a comparable transaction with an unrelated Person and

(ii) ACC delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of ACC’s Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the members of ACC’s Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an investment banking, valuation, accounting or appraisal firm of recognized national standing.

Notwithstanding the foregoing, each of the following shall be deemed not to be an Affiliate Transaction:

(1) any transaction with an officer or director of ACC entered into in the ordinary course of business (including compensation or employee benefit arrangements with any officer or director of ACC),

(2) any transaction entered into by ACC or any of its Restricted Subsidiaries with another Restricted Subsidiary of ACC,

(3) transactions in existence on the date of the Indenture,

(4) payments made by ACC substantially in conformity with past practices to reimburse Perpetual for any group insurance policies purchased by Perpetual to the extent that the coverage of such policies includes ACC, its Restricted Subsidiaries and their respective operations,

(5) payments by ACC to Perpetual in respect of tax liabilities pursuant to the terms of the Tax Sharing Agreement, as amended to and in effect on the date of the Indenture or thereafter amended to the extent such subsequent amendment is not disadvantageous to ACC or its Subsidiaries, and

(6) Restricted Payments permitted under the covenant described above under the caption “—Limitations on Restricted Payments” (other then clause (6) thereunder) and any Permitted Investment.

Limitations on Dividend and Other Payment Restrictions Affecting Subsidiaries

The Indenture provides that ACC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to

(i) (a) pay dividends or make any other distributions to ACC or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Debt owed to ACC or any of its Restricted Subsidiaries,

(ii) make loans or advances to ACC or any of its Restricted Subsidiaries or

(iii) transfer any of its properties or assets to ACC or any of its Restricted Subsidiaries,

except for such encumbrances or restrictions existing under or by reason of (A) Debt existing on the date of the Indenture, (B) Debt permitted to be incurred pursuant to clause (vi) or (vii) of the second paragraph of the covenant described above under the caption “—Limitations on Incurrence of Debt and Issuance of Preferred Stock,” (C) Debt permitted to be incurred under the Senior Credit Facility, (D) (1) the Indenture and (2) Debt incurred after the Issue Date to the extent permitted under the covenant described above under the caption “—Certain Covenants—Limitations on Incurrence of Debt and Issuance of Preferred Stock”, provided that in the case of any Debt referred to in subclauses (1) and (2) of this clause (D), such restrictions and conditions are not materially more restrictive to ACC than the restrictions contained in the Senior Credit Facility (as of the Issue Date), (E) customary restrictions and conditions contained in agreements related to the disposition of assets pending such sale, provided such restrictions or conditions apply to the assets that are to be sold and such sale is permitted under the covenant described above under the caption “—Certain Covenants—Limitations on Asset Sales,” or (F) any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the agreements governing such Debt as in effect on the date of the Indenture.

Limitations on Asset Sales

The Indenture provides that ACC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, engage in any Asset Sale unless

(i) ACC (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the Trustee) of the assets or Capital Stock issued or sold or otherwise disposed of and

(ii) at least 75% of the consideration therefor received by ACC or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided, however, that ACC (or the Restricted Subsidiary, as the case may be) may receive Permitted Asset Sale Consideration in lieu of cash or Cash Equivalents.

Within one year after the receipt of any Net Cash Proceeds from any Asset Sale, ACC (or the Restricted Subsidiary, as the case may be) may apply such Net Cash Proceeds, at its option,

(a) to permanently reduce Debt under the Senior Credit Facility (which in the case of any such Debt under any revolving credit facility, shall effect a permanent reduction in the availability under such revolving credit facility); or

(b) to the purchase of a controlling interest in another business or to the purchase of capital assets, in each case, in the same line of business as ACC was engaged in on the date of the Indenture.

When the aggregate amount of Excess Proceeds exceeds $10.0 million, ACC will be required to make an offer to all Holders of notes and, to the extent required by the terms thereof, the holders of Pari Passu Debt (an “Asset Sale Offer”), to purchase the maximum principal amount of notes and any such Pari Passu Debt that may be purchased out of the

Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount (or accreted value, as applicable) thereof, plus accrued and unpaid interest, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing Pari Passu Debt, as applicable. To the extent that the aggregate amount of notes and Pari Passu Debt tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, ACC may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes and Pari Passu Debt surrendered exceeds the amount of Excess Proceeds, the Trustee will be required to select the notes and Pari Passu Debt to be purchased on a pro rata basis, based upon the principal amount (or accreted value, as applicable) thereof surrendered in such Asset Sale Offer. Upon completion of such offer to purchase, whether or not any Excess Proceeds remain as permitted by this paragraph, the amount of Excess Proceeds will be reset at zero.

Limitations on Merger, Consolidation or Sale of Substantially All Assets

The Indenture provides that ACC may not consolidate or merge with or into any other Person (whether or not ACC is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for ACC and its Restricted Subsidiaries) in one or more related transactions, to another corporation, Person or entity (other than the merger of a Wholly Owned Restricted Subsidiary of ACC into another Wholly Owned Restricted Subsidiary of ACC or into ACC) unless

(i) ACC is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than ACC) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia,

(ii) the entity or Person formed by or surviving any such consolidation or merger (if other than ACC) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all of the obligations of ACC under the notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee and under the Registration Rights Agreement,

(iii) immediately after such transaction, no Default or Event of Default shall have occurred and be continuing, and

(iv) ACC or the entity or Person formed by or surviving any such consolidation or merger (if other than ACC), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made, will, at the time of such transaction and after giving pro forma effect thereto, be permitted to incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the covenant described above under the caption “—Limitations on Incurrence of Debt and Issuance of Preferred Stock.”

This section includes a phrase relating to the sale, assignment, transfer, lease, conveyance or other disposition of “all or substantially all” of the assets of ACC and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if ACC or its Subsidiaries dispose of less than all their assets by any means described above, the application of the covenant described in this section may be uncertain.

Events of Default

The Indenture provides that each of the following constitutes an Event of Default:

(i) the failure to pay interest on any of the notes when the same becomes due and payable and the continuance of any such failure for 30 days;

(ii) the failure to pay principal of or premium, if any, on any of the notes when and as the same shall become due and payable at maturity, upon acceleration, optional or mandatory redemption, required repurchase or otherwise;

(iii) the failure to comply with any of the provisions described above under the captions “—Limitations on Incurrence of Debt and Issuance of Preferred Stock,” “—Limitations on Restricted Payments” and “—Limitations on Merger, Consolidation or Sale of Substantially All Assets” and continuance of such failure for 30 days after written notice is given to ACC by the Trustee or to ACC and the Trustee by the Holders of 25% in aggregate principal amount of the notes then outstanding;

(iv) the failure to comply with any other agreements or covenants in the notes or the Indenture and continuance of such failure for 60 days after written notice is given to ACC by the Trustee or to ACC and the Trustee by the Holders of 25% in aggregate principal amount of the notes then outstanding;

(v) an event of default occurs under any mortgage, indenture or other instrument governing any Debt of ACC or any of its Restricted Subsidiaries for borrowed money, whether such Debt now exists or shall hereafter be created, if

(a) such event of default results from the failure to pay at maturity $7.5 million or more in principal amount of such Debt or

(b) as a result of such event of default the maturity of $7.5 million or more in principal amount of such Debt has been accelerated prior to its stated maturity;

(vi) any final judgments aggregating $7.5 million or more are rendered against ACC or any of its Restricted Subsidiaries that remain undischarged for a period (during which execution shall not be effectively stayed) of 60 days;

(vii) certain events of bankruptcy, insolvency or reorganization of ACC or any of its Restricted Subsidiaries; and

(viii) any failure by ACC to redeem or purchase the 7.75% Notes within 90 days of the sale of the initial notes.

The Indenture provides that the Trustee must, within 90 days after the occurrence of a Default or Event of Default, give to the Holders of the notes notice of all uncured Defaults or Events of Defaults known to it; provided that, except in the case of a Default or Event of Default in payment on any notes, the Trustee may withhold such notice if a committee of its Responsible Officers in good faith determines that the withholding of such notice is in the interest of the Holders. The Indenture provides that ACC is required to furnish annually to the Trustee a certificate as to its compliance with the terms of the Indenture.

Rights upon Default

The Trustee or the Holders of not less than 25% in aggregate principal amount of notes then outstanding will be authorized, upon the happening of any Event of Default specified in the Indenture, to declare (a “Declaration”) due and payable all unpaid principal of, premium, if any, and accrued and unpaid interest, if any, on all notes issued under the Indenture then outstanding (the “Default Amount”). Upon any such Declaration, the Default Amount shall become immediately due and payable. If an Event of Default arises from certain events of bankruptcy or insolvency, all outstanding notes will become due and payable without further action or notice.

The Holders of not less than a majority in principal amount of the then outstanding notes by notice to the Trustee are authorized to waive any Default or Event of Default and rescind any Declaration if the Event of Default is cured or waived, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on any note held by a non-consenting Holder, or a Default or Event of Default with respect to a provision which cannot be modified or amended without the consent of the Holder of each outstanding note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in principal amount of the notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of ACC with the intention of avoiding payment of the premium that ACC would have had to pay if ACC then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs by reason of any willful action (or inaction) taken (or not taken) by or on behalf of ACC with the intention of avoiding the prohibition on redemption of the notes, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

A Holder of a note may pursue a remedy with respect to the Indenture or the notes only if

(i) the Holder of a note gives to the Trustee written notice of a continuing Event of Default;

(ii) the Holders of at least 25% in principal amount of the then outstanding notes make a written request to the Trustee to pursue the remedy;

(iii) such Holder or Holders of notes offer and, if requested, provide to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

(iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and

(v) during such 60-day period the Holders of a majority in principal amount of the then outstanding notes do not give the Trustee a direction inconsistent with the request.

No Personal Liability of Directors, Officers, Employees and Shareholders

No past, present or future director, officer, employee, incorporator, stockholder or other Affiliate of ACC, as such, shall have any liability for any obligations of ACC under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and ACC may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. Neither ACC nor the Registrar is required to transfer or exchange any note selected for redemption or any note for a period of 15 Business Days before a selection of such note to be redeemed. The registered Holder of a note will be treated as the owner of it for all purposes under the Indenture.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of or tender offer or exchange offer for notes), and any existing default or compliance with any provision of the Indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of or tender offer or exchange offer for notes).

The Indenture contains provisions permitting ACC and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the notes then outstanding, to amend or supplement the Indenture or any supplemental indenture or the rights of the Holders of notes; provided that no such modification may, without the consent of each Holder of such notes affected thereby,

(i) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(ii) reduce the rate of or extend the time for payment of interest on any note;

(iii) reduce the principal of or extend the fixed maturity of any note or alter the optional or mandatory redemption provisions (including the purchase price specified for any offers to purchase notes pursuant to the “Limitations on Asset Sales” covenant or the “Change of Control” covenant requiring redemption) with respect thereto;

(iv) waive a Default in the payment of the principal of, premium, if any, or interest on any note;

(v) make any note payable in money other than that stated in any note;

(vi) make a change in certain waiver, payment and amendment provisions of the Indenture; or

(vii) contractually subordinate the notes to any other Indebtedness.

Notwithstanding the foregoing, without the consent of any Holder of notes, ACC and the Trustee may amend or supplement the Indenture or the notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated notes in addition to or in place of certificated notes, to provide for the assumption of ACC’s obligations to Holders of notes in the case of a merger or consolidation, to conform the text of the Indenture or the notes to any provision of this Description of the notes, to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the Indenture of any such Holder.

Legal Defeasance and Covenant Defeasance

ACC may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for

(i) the rights of Holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust referred to below,

(ii) ACC’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(iii) the rights, powers, trusts, duties and immunities of the Trustee, and ACC’s obligations in connection therewith, and

(iv) the Legal Defeasance provisions of the Indenture. In addition, ACC may, at its option and at any time, elect to have the obligations of ACC released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance,

(i) ACC must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity date or on the applicable redemption date, as the case may be, and ACC must specify whether the notes are being defeased to maturity or to a particular redemption date;

(ii) in the case of Legal Defeasance, ACC shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) ACC has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii) in the case of Covenant Defeasance, ACC shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which ACC or any of its Restricted Subsidiaries is a party or by which ACC or any of its Restricted Subsidiaries is bound;

(vi) ACC must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(vii) ACC must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by ACC with the intent of preferring the Holders of notes over the other creditors of ACC with the intent of defeating, hindering, delaying or defrauding other creditors of ACC;

(viii) ACC must deliver to the Trustee an opinion of counsel to the effect that the trust described above will not be subject to the subordination provisions of the Indenture; and

(ix) ACC must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the Indenture) as to all outstanding notes when:

(1) either:

(a) all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by ACC and thereafter repaid to ACC or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all notes not theretofore delivered to the Trustee for cancellation have become due and payable and ACC has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of deposit together with irrevocable instructions from ACC directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) ACC has paid all other sums payable under the Indenture by ACC; and

(3) ACC has delivered to the Trustee an Officers’ Certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Reports

The Indenture provides that, following consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, ACC, at its expense, will furnish to each Holder

(i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K, if ACC was required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by ACC’s certified independent accountants and

(ii) all current reports that would be required to be filed with the Commission on Form 8-K if ACC was required to file such reports.

In addition, whether or not required by the rules and regulations of the Commission, ACC will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, ACC has agreed that, for so long as any notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Governing Law

The Indenture provides that it and the notes are governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of ACC, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain exceptions. The Indenture will provide that, in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of their own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“7.75% Notes” means the $455,000,000 in aggregate principal amount of 7.75% Senior Subordinated Notes due December 15, 2012 of ACC outstanding on the date of the Indenture.

“ACC Common Stock” means the common stock of ACC, par value $.05 per share.

“Acquired Debt” of any specified Person means Debt of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such specified Person, including Debt incurred in connection with, or in contemplation of, such other Person becoming a Subsidiary of such specified Person.

“Affiliate” means a Person (a) that directly or indirectly through one or more intermediaries controls, is controlled by or is under direct or indirect common control with ACC or any Restricted Subsidiary, (b) that directly or indirectly through one or more intermediaries beneficially owns or holds 10% or more of any class of voting stock of ACC or any Restricted Subsidiary or (c) 10% or more of the voting stock (or in the case of a Person that is not a corporation, 10% or more of the equity interests) of which is beneficially owned or held by ACC or any Restricted Subsidiary. The term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“AGI” means Allbritton Group, LLC.

“Asset Sale” means

(a) any sale, lease, conveyance or other disposition of assets by ACC or a Restricted Subsidiary (including by way of a sale and leaseback transaction other than a Capitalized Lease Obligation) and

(b) any sale or issuance of Equity Interests of a Restricted Subsidiary, in each case, in one or more related transactions involving assets having a fair market value, or that result in aggregate proceeds, of $2.5 million or more;

provided, however, that (t) Permitted Asset Swaps, (u) sales, leases, conveyances or other dispositions of assets between and among ACC or a Restricted Subsidiary, (v) any transaction permitted under the covenant described above under the caption “—Certain Covenants—Limitations on Restricted Payments” or “—Certain Covenants—Limitations on Merger, Consolidation or Sale of Substantially All Assets”, (w) leases, subleases, licenses and sublicenses entered into in the ordinary course of business that do not materially interfere with the normal conduct of operations of ACC or its Subsidiaries, (x) any casualty or condemnation with respect to the property or assets of ACC or its Subsidiaries, (y) the sale or discount without recourse of accounts receivable arising in the ordinary course of business in connection with the compromise or collection thereof, and (z) sales of obsolete equipment in the ordinary course of business will not be deemed to be Asset Sales.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in the common or preferred equity (however designated) of such Person, including, without limitation, partnership interests (whether general or limited) and membership interests, but excluding convertible debt securities.

“Capitalized Lease Obligation” means, with respect to any Person for any period, an obligation of such Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of such obligation shall be the capitalized amount shown on the balance sheet of such Person as determined in accordance with GAAP.

“Cash Equivalents” means any of the following, to the extent owned by ACC or any of its Subsidiaries:

(a) readily marketable obligations issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof having maturities of not more than 360 days from the date of acquisition thereof; provided that the full faith and credit of the United States of America is pledged in support thereof;

(b) time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank that (a) is organized under the laws of the United States of America, any state thereof or the District of Columbia or is the principal banking subsidiary of a bank holding company organized under the laws of the United States of America, any state thereof or the District of Columbia, and is a member of the Federal Reserve System, (b) issues (or the parent of which issues) commercial paper rated as described in clause (iii) of this definition and (c) has combined capital and surplus of at least $1,000,000,000, in each case with maturities of not more than 180 days from the date of acquisition thereof;

(c) commercial paper issued by any Person organized under the laws of any state of the United States of America and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or at least “A-1” (or the then equivalent grade) by S&P, in each case with maturities of not more than 180 days from the date of acquisition thereof; and

(d) Investments, classified in accordance with GAAP as current assets of ACC or any of its Subsidiaries, in money market investment programs registered under the Investment Company Act of 1940, which are administered by financial institutions that have the highest rating obtainable from either Moody’s or S&P, and the portfolios of which are limited solely to Investments of the character, quality and maturity described in clauses (i), (ii) and (iii) of this definition.

“Change of Control” means

(a) any transaction (including a merger or consolidation) the result of which is that any Person or Group (as defined in Rule 13d-5 of the Exchange Act) other than the Principals acquires, directly or indirectly, more than 50% of the total voting power of all classes of voting stock of ACC,

(b) any transaction (including a merger or consolidation) the result of which is that any Person or Group (as defined in Rule 13d-5 of the Exchange Act) other than the Principals has a sufficient number of its or their nominees elected to the board of directors of ACC or any entity directly or indirectly controlling ACC such that such nominees so elected (whether new or continuing as directors) shall constitute a majority of the board of directors of ACC or such entity, as the case may be,

(c) the sale of all or substantially all of the Capital Stock or assets of ACC to any Person or Group (as defined in Rule 13d-5 of the Exchange Act) other than to the Principals as an entirety or substantially as an entirety in one transaction or a series of related transactions, or

(d) the sale of the broadcasting property known as of the date of the Indenture as WJLA-TV.

“Consolidated Net Income” means, for any fiscal period, the consolidated net earnings or loss of ACC and its Restricted Subsidiaries as the same would appear on a consolidated statement of earnings of ACC for such fiscal period prepared in accordance with GAAP; provided that

(a) any extraordinary gain (but not loss) determined in accordance with GAAP and any gain (but not loss) on sales of assets outside the ordinary course of business, in each case together with any related provision for taxes, realized during such period shall be excluded,

(b) the results of operations of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and

(c) net income attributable to any Person other than a Restricted Subsidiary of ACC shall be included only to the extent of the amount of cash dividends or distributions actually paid to ACC or a Restricted Subsidiary of ACC during such period.

“Credit Facilities” means, with respect to ACC, one or more debt facilities (including, without limitation, the Senior Credit Facility) or commercial paper facilities with any combination of banks, other institutional lenders and other Persons extending financial accommodations or holding corporate debt obligations in the ordinary course of their business, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise), refinanced (including by means of sales of debt securities to institutional investors), modified, substituted or otherwise restructured (including, but not limited to, the inclusion of additional borrowers thereunder), in whole or in part from time to time by the same or different institutional investors or other purchasers.

“Cumulative Operating Cash Flow” means, with respect to ACC and its Restricted Subsidiaries, as of any date of determination, Operating Cash Flow from April 1, 2010 to the end of ACC’s most recently ended full fiscal quarter prior to such date, taken as a single accounting period.

“Cumulative Total Interest Expense” means, with respect to ACC and its Restricted Subsidiaries, as of any date of determination, Total Interest Expense from April 1, 2010 to the end of ACC’s most recently ended full fiscal quarter prior to such date, taken as a single accounting period.

“Debt” of any Person as of any date means and includes, without duplication,

(a) all indebtedness of such Person, contingent or otherwise, in respect of borrowed money, including all interest, fees and expenses owed with respect thereto (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments, or representing the deferred and unpaid balance of the purchase price of any property or interest therein, except any such balance that constitutes a trade payable, if and to the extent such indebtedness would appear as a liability upon a balance sheet of such Person prepared on a consolidated basis in accordance with GAAP,

(b) all Capitalized Lease Obligations of such Person,

(c) all Obligations of such Person in respect of letters of credit or letter of credit reimbursement (whether or not such items would appear on the balance sheet of such Person),

(d) all Obligations of such Person in respect of interest rate protection and foreign currency hedging arrangements and

(e) all Guarantees by such Person of items that would constitute Debt under this definition (whether or not such items would appear on such balance sheet);

provided, however, that the term Debt shall not include any Obligations of ACC and its Restricted Subsidiaries with respect to Film Contracts entered into in the ordinary course of business. The amount of Debt of any Person at any date shall be, without duplication, the principal amount that would be shown on a balance sheet of such Person prepared as of such date in accordance with GAAP and the maximum determinable liability of any contingent Obligations referred to in clause (e) above at such date. The Debt of ACC and its Restricted Subsidiaries shall not include any Obligations of Unrestricted Subsidiaries.

“Debt to Operating Cash Flow Ratio” means, as of any date of determination, the ratio of

(a) the aggregate principal amount of all outstanding Debt of ACC and its Restricted Subsidiaries as of such date on a consolidated basis, plus the aggregate liquidation preference of all outstanding preferred stock of the Restricted Subsidiaries of ACC as of such date on a consolidated basis (excluding any such preferred stock held by ACC or a Wholly Owned Restricted Subsidiary of ACC), plus the aggregate liquidation preference or redemption amount of all Disqualified Stock of ACC (excluding any such Disqualified Stock held by ACC or a Wholly Owned Restricted Subsidiary of ACC) outstanding as of such date to

(b) the Operating Cash Flow of ACC and its Restricted Subsidiaries on a consolidated basis for the four most recent full fiscal quarters ending immediately prior to such date for which internal financial statements are available, determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by ACC and its Restricted Subsidiaries from the beginning of such four-quarter period through such date of determination as if such acquisition or disposition had occurred at the beginning of such four-quarter period.

“Default” means any event that is, or with the passing of time or giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the earlier of the maturity date of the notes or the date on which no notes remain outstanding.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into or exchangeable for Capital Stock).

“Excess Proceeds” means any Net Cash Proceeds from any Asset Sale that are not applied or invested as provided under the caption “—Certain Covenants—Limitations on Asset Sales.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“fair market value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

“Film Contracts” means contracts with suppliers that convey the right to broadcast specified films, video-tape motion pictures, syndicated television programs or sports or other programming.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date and not including any interpretations or regulations that have been proposed but that have not become effective.

“Guarantee” or “guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Debt.

“Holder” means the Person in whose name a note is registered on the registrar’s books.

“Investments” of any Person means all investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Debt, Capital Stock or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

“Issue Date” means April 30, 2010.

“Lien” means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

“Majority Owned Subsidiary” means a Restricted Subsidiary, the majority of the Equity Interests of which are owned, directly or indirectly, by ACC.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Cash Proceeds” means the aggregate proceeds in the form of cash or Cash Equivalents received by ACC or any of its Restricted Subsidiaries in respect of any Asset Sale, including all cash or Cash Equivalents received upon any sale, liquidation or other exchange of Permitted Asset Sale Consideration, net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Debt secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets.

“Obligations” means any principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Debt.

“Operating Cash Flow” means, with respect to ACC and its Restricted Subsidiaries for any period, the Consolidated Net Income of ACC and its Restricted Subsidiaries for such period, plus

(a) extraordinary net losses and net losses on sales of assets outside of the ordinary course of business to the extent that such losses were deducted in computing Consolidated Net Income, plus

(b) provision for taxes based on income or profits, to the extent such provision for taxes was included in computing such Consolidated Net Income, and any provision for taxes utilized in computing the net losses under clause (a) hereof, plus

(c) Total Interest Expense of ACC and its Restricted Subsidiaries for such period, plus

(d) depreciation, amortization and all other non-cash charges, to the extent such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income (including amortization of goodwill and other intangibles).

Notwithstanding the foregoing, in the case of

(a) extraordinary net losses and net losses on sales of assets outside of the ordinary course of business,

(b) provisions for taxes based on income or profits,

(c) Total Interest Expense and

(d) depreciation, amortization and other non-cash charges,

in each case, of Restricted Subsidiaries of ACC that are not Wholly Owned Restricted Subsidiaries of ACC, only such portion of such items as corresponds to the percentage of the common equity of such Restricted Subsidiary that is owned, directly or indirectly, by ACC shall be added to the Consolidated Net Income of ACC and its Restricted Subsidiaries in determining Operating Cash Flow of ACC and its Restricted Subsidiaries.

“Pari Passu Debt” means Debt that ranks pari passu in right of payment with the notes.

“Permitted Asset Sale Consideration” means up to an aggregate of $50.0 million in fair market value of marketable, publicly traded equity or debt securities (other than Cash Equivalents) received by ACC and its Restricted Subsidiaries in connection with all Asset Sales effected since the date of the Indenture. The fair market value of any Permitted Asset Sale Consideration shall be determined by ACC’s Board of Directors and shall cease to be counted towards the aggregate limitations referred to above to the extent such consideration is reduced to cash or Cash Equivalents. In no event shall the amount of outstanding Permitted Asset Sale Consideration be reduced by the value of any security or other instrument that has been written off by ACC or any of its Restricted Subsidiaries.

“Permitted Asset Swap” means a disposition by ACC or any Restricted Subsidiary of the broadcast operations of a television station (excluding WJLA) for like kind broadcast assets (or a controlling interest in the Capital Stock of a Person owning like kind broadcast assets); provided that

(i) ACC’s Board of Directors shall have approved such disposition and exchange and determined the fair market value of the assets subject to such transaction as evidenced by a board resolution evidenced in an Officers’ Certificate or such fair market value has been determined by a written opinion of an investment banking firm of national standing or other recognized independent expert with experience appraising the terms and conditions of the type of transaction contemplated thereby and

(ii) after giving pro forma effect thereto as if the same had occurred at the beginning of the applicable four-quarter period, ACC would be permitted to incur $1.00 of additional Debt (other than Permitted Debt) under the first paragraph of the covenant described above under the caption “—Certain Covenants—Limitations on Incurrence of Debt and Issuance of Preferred Stock.”

“Permitted Investments” means

(a) any Investments in ACC or in a Wholly Owned Restricted Subsidiary or a Majority Owned Subsidiary,

(b) loans up to an aggregate of $1.5 million outstanding at any one time to employees pursuant to benefits available to the employees of ACC or any Restricted Subsidiary from time to time in the ordinary course of business,

(c) any Investments in the notes,

(d) any Investments in Cash Equivalents,

(e) Investments by ACC or any Restricted Subsidiary in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Restricted Subsidiary or a Majority Owned Subsidiary, or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, ACC or a Wholly Owned Restricted Subsidiary or Majority Owned Subsidiary,

(f) any Investment the sole consideration for the acquisition of which is ACC Common Stock,

(g) Investments existing on the Issue Date,

(h) guarantees permitted under the covenant describe above under the caption “—Certain Covenants—Limitations on Incurrence of Debt and Issuance of Preferred Stock,”

(i) intercompany Debt permitted under the covenant described above under the caption “—Certain Covenants—Limitations on Incurrence of Debt and Issuance of Preferred Stock,”

(j) Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business,

(k) the acquisition and holding of accounts, chattel paper and notes receivable owing to it, if (i) created or acquired in the ordinary course of business and (ii) payable or dischargeable in accordance with customary trade terms,

(l) Investments arising out of the receipt by ACC or any Subsidiary of non-cash consideration in an Asset Sale permitted under the covenant described above under the caption “—Certain Covenants—Limitations on Asset Sales,” and

(m) other Investments that do not exceed $10.0 million in the aggregate at any time outstanding (measured as of the date made, and without giving effect to subsequent changes in value).

“Permitted Liens” means

(a) Liens securing any Senior Credit Facility permitted to be incurred under clause (1) of the second paragraph under the covenant described above under the caption “—Certain Covenants—Limitations on Incurrence of Debt and Issuance of Preferred Stock,”

(b) Liens in favor of ACC,

(c) Liens on property of a Person existing at the time such Person is merged or consolidated with ACC or any Restricted Subsidiary,

(d) Liens on property existing at the time of acquisition thereof by ACC or any Restricted Subsidiary,

(e) purchase money Liens incurred to secure all or any part of the purchase price of property, which Liens shall not cover any property other than that being acquired, purchased, improved or constructed, and shall not cover property purchased, acquired, constructed or improved more than one year before the creation of such Lien,

(f) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(g) Liens existing on the date of the Indenture,

(h) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor,

(i) Liens incidental to the conduct of the business of ACC or any Restricted Subsidiary that are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by ACC or such Restricted Subsidiary,

(j) landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law or arising in the ordinary course of business,

(k) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations,

(l) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not materially detract from the value of the affected property or interfere with the ordinary course of business of ACC or its Subsidiaries,

(m) Liens arising by virtue of statutory or common law provisions relating to banker’s liens, rights of setoff or similar rights with respect to deposit accounts,

(n) judgment Liens in respect of judgments (i) which would not after the passage of time give rise to an Event of Default or (ii) in respect of which ACC shall in good faith be prosecuting an appeal or proceeding for review, which appeal or proceeding shall not have been finally terminated, or if the period within which such appeal or proceeding may be initiated shall not have expired,

(o) Liens (i) on cash advances in favor of the seller of any property to be acquired in a Permitted Investment and applied against the purchase price for such Permitted Investment and (ii) consisting of an agreement to dispose of assets in an Asset Sale permitted under the covenant described above under the caption “—Certain Covenants—Limitations on Asset Sales,” and

(p) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Debt secured by any Liens referred to in the foregoing clauses (a) through (i) above, provided that, in the case of clauses (c), (d), (e) and (g), such Lien is limited to all or part of the specific property securing the original Lien and the principal amount of such Debt is not increased except as permitted under the provisions of the Indenture.

“Perpetual” means Perpetual Corporation, the indirect corporate parent of ACC.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or agency or political subdivision thereof (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

“Principals” means (a) Joe L. Allbritton, (b) all other Persons to whom Joe L. Allbritton is related by blood, adoption or marriage, (c) all trusts solely for the benefit of one or more of the Persons described in the foregoing clauses (a) and (b), (d) all charitable trusts or not-for-profit corporations formed by Joe L. Allbritton under and described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, and (e) all other Persons of which Persons described in the foregoing clauses (a) through (d) collectively own more than 50% of the voting stock, partnership interests, membership interests or other voting equity interests.

“Qualified Capital Stock” means Capital Stock other than Disqualified Stock.

“Registration Rights Agreement” means the Registration Rights Agreement dated as of April 30, 2010 by and among ACC and the other parties named on the signature pages thereto, as such agreement may be amended, modified or supplemented from time to time.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means a Subsidiary of ACC other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Senior Credit Facility” means the senior secured revolving credit facility dated as of August 23, 2005, among ACC, the financial institutions party thereto, Bank of America, N.A., as administrative agent, and Deutsche Bank Securities Inc., as syndication agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended on February 5, 2009, November 13, 2009 and April 29, 2010, and as may be further amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise), refinanced (including by means of sales of debt securities to institutional investors or other purchasers), modified, substituted or otherwise restructured (including, but not limited to, the inclusion of additional borrowers thereunder), in whole or in part from time to time whether or not with the same agent, trustee, representative lenders or holders and irrespective of any changes in the terms and conditions thereof.

“Subsidiary” of any Person means a corporation or other entity a majority of whose Capital Stock with voting power, under ordinary circumstances, entitling holders of such Capital Stock to elect the Board of Directors or other governing body, is at the time, directly or indirectly, owned by such Person and/or a Subsidiary or Subsidiaries of such Person.

“Tax Sharing Agreement” means that certain Tax Sharing Agreement, effective as of September 30, 1991, by and among Perpetual, ACC and ALLNEWSCO, Inc., as amended through the date hereof.

“Total Interest Expense” means, for any period, the interest expense (net of interest income) of ACC and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, non-cash interest payments and the interest component of capital leases, but excluding amortization of debt issuance costs and exchangeable preferred stock issuance costs).

“Unrestricted Subsidiary” means

(a) any Subsidiary of ACC that at the time of determination shall have been designated an Unrestricted Subsidiary by ACC’s Board of Directors, as provided below, and

(b) any Subsidiary of an Unrestricted Subsidiary.

ACC’s Board of Directors may designate any Subsidiary of ACC (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary; provided that

(x) the Subsidiary to be so designated (i) has total assets with a fair market value at the time of such designation of $1,000 or less or (ii) is being so designated simultaneously with the acquisition by ACC of such Subsidiary by merger or consolidation with an Unrestricted Subsidiary and

(y) immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

ACC’s Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing, including, without limitation, under the covenants described above under the captions “—Limitations on Incurrence of Debt and Issuance of Preferred Stock” and “—Limitations on Liens Securing Subordinated Debt,” assuming the incurrence by ACC and its Restricted Subsidiaries at the time of such designation of all existing Debt and Liens of the Unrestricted Subsidiary to be so designated as a Restricted Subsidiary. Any such designation by ACC’s Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of ACC’s Board of Directors giving effect to such designation and a certificate certifying that such designation complied with the foregoing conditions. Notwithstanding the foregoing or any other provision of the Indenture to the contrary, no assets of the broadcasting operations known as of the date of the Indenture as WJLA, KTUL, KATV, WSET, WHTM, WCFT, WJSU and WBMA may be held at any time by Unrestricted Subsidiaries, other than assets transferred to Unrestricted Subsidiaries in the ordinary course of business that in the aggregate are not material to such broadcasting operations.

“Weighted Average Life to Stated Maturity” means, as of the date of determination with respect to any Debt, the quotient obtained by dividing

(i) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Debt multiplied by (b) the amount of each such principal payment by

(ii) the sum of all such principal payments.

“Wholly Owned Restricted Subsidiary” means any Restricted Subsidiary all of the outstanding shares of voting stock of which are owned, directly or indirectly, by ACC.

BOOK ENTRY; DELIVERY AND FORM

Except as described below, we will initially issue the exchange notes in the form of one or more registered exchange notes in global form without coupons. We will deposit each global note on the date of the closing of the exchange offer with, or on behalf of, The Depository Trust Company, or DTC, in New York, New York, and register the exchange notes in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC, or participants, or persons who hold interests through participants.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such global notes for all purposes under the Indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the Indenture.

Payments of the principal of, premium (if any), and interest on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell exchange notes to persons in states which require physical delivery of the exchange notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the Indenture, DTC will exchange the global notes for certificated securities.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall be issued in exchange for beneficial interests in the global notes (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

The exchange of initial notes for exchange notes by a holder pursuant to the exchange offer will not constitute a taxable exchange by the holder for U.S. federal income tax purposes, and accordingly, the U.S. federal income tax consequences of holding the exchange notes will be identical to those of holding the initial notes. Consequently, any holder who exchanges initial notes for exchange notes pursuant to the exchange offer will (i) not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange, and (ii) have the same adjusted tax basis and holding period in the exchange notes as the holder had in the initial notes immediately prior to the exchange.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY HOLDER OF THE NOTES. HOLDERS CONSIDERING THE EXCHANGE OF INITIAL NOTES FOR EXCHANGE NOTES PURSUANT TO THE EXCHANGE OFFER SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF EXCHANGING INITIAL NOTES FOR EXCHANGE NOTES PURSUANT TO THE EXCHANGE OFFER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AS WELL AS ANY CONSEQUENCES ARISING UNDER ANY OTHER U.S. FEDERAL TAX LAWS OR THE LAWS OF ANY OTHER STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC in no-action letters issued to third parties, we believe that you may transfer exchange notes of either series issued under the exchange offers in exchange for the initial notes if:

•	you acquire the exchange notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such exchange notes.

You may not participate in the exchange offers if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act; or

•	a broker-dealer that acquired initial notes directly from us.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 120 days after the date of this prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until                         , 2010, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

Any broker-dealer or holder using the exchange offer to participate in a distribution of the securities to be acquired in the exchange offer (1) could not, under SEC staff policy, rely on the position of the SEC staff enunciated in Morgan Stanley and Co., Inc. (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC staff’s letter to Shearman & Sterling dated July 2, 1993, and similar no-action letters, and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K if the resales are of exchange securities obtained by such holder in exchange for outstanding securities acquired by such holder directly from us.

We will not receive any proceeds from any sales of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 120 days after the date of this prospectus, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay certain expenses incident to the exchange offer, but excluding the commissions or concessions of any brokers or dealers, and will indemnify the holders of the exchange notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

By acceptance of this exchange offer, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer agrees that, upon receipt of notice from us of the happening of any event that makes any statement in this prospectus untrue in any material respect or that requires the making of any changes in this prospectus in order to make the statements herein not misleading, which notice we agree to deliver promptly to such broker-dealer, such broker-dealer will suspend use of this prospectus until we have amended or supplemented this prospectus to correct such misstatement or omission and have furnished copies of the amended or supplemental prospectus to such broker-dealer. If we give any such notice to suspend the use of this prospectus, we will extend the 120-day period referred to above by the number of days during the period from and including the date of the giving of such notice to and including when broker-dealers shall have received copies of the supplemented or amended prospectus necessary to permit resales of the exchange notes.

LEGAL MATTERS

The validity of the exchange notes offered in this exchange offer will be passed upon for ACC by Fulbright & Jaworski L.L.P., Houston, Texas, counsel to ACC.

EXPERTS

The consolidated financial statements of Allbritton Communications Company as of September 30, 2008 and 2009 and for each of the three years in the period ended September 30, 2009 included in this prospectus have been so included in reliance on the report, (which contains an explanatory paragraph relating to the Company’s restatement of its reportable segments as described in Note 10 to the consolidated financial statements), of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-4 under the Securities Act relating to the exchange offer that incorporates important business and financial information about us that is not included in or delivered with this prospectus. This prospectus does not contain all of the information included in the registration statement. The information is available from us without charge to holders of the initial notes. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or matter involved.

We are not required by Commission rules to file any Exchange Act reports with the Commission. However, we have agreed that we will furnish the reports required by the Exchange Act to the Commission so long as any of the notes are outstanding, unless the Commission will not accept such reports for filing. Accordingly, we currently file with the Commission reports, information and documents specified in Section 13 of the Exchange Act and will furnish such reports to the trustee under the indenture governing the notes. The reports and other information that we file with the Commission in accordance with the Exchange Act may be inspected and copied at the Commission’s Public Reference Room at 100 F. Street N.E., Washington, D.C. 20549. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our Commission filings are also available to the public over the Internet at the Commission’s web site at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the Commission. Information contained on any web site referenced in this prospectus is not incorporated by reference herein.

We have agreed that, for so long as any of the initial notes remain outstanding, we will furnish to holders of the notes and to prospective purchasers designated by such holders the information required to be delivered pursuant to Rule 144A(d)(4) promulgated under the Securities Act to permit compliance with Rule 144A in connection with resales of the initial notes.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents which have been incorporated by reference herein, other than exhibits to the documents which have been incorporated by reference herein unless such exhibits are specifically incorporated by reference into such documents. Requests for such copies should be directed to Allbritton Communications Company, 1000 Wilson Boulevard, Suite 2700, Arlington VA 22209, Attention: Mr. Stephen P. Gibson, Senior Vice President and Chief Financial Officer, telephone number: (703) 647-8700.

ALLBRITTON COMMUNICATIONS COMPANY

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder

of Allbritton Communications Company

In our opinion, the consolidated financial statements listed in the index on page F-1 present fairly, in all material respects, the financial position of Allbritton Communications Company (an indirectly wholly-owned subsidiary of Perpetual Corporation) and its subsidiaries at September 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 to the consolidated financial statements, the Company restated its fiscal 2008 and 2007 consolidated financial statements.

/s/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

McLean, VA

December 18, 2009, except for the effects of discontinued operations discussed in Note 7 and the change in the composition of reportable segments discussed in Note 10, as to which the date is April 16, 2010.

ALLBRITTON COMMUNICATIONS COMPANY

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands except share information)

	September 30,
	2008	2009
ASSETS
Current assets
Cash and cash equivalents	$1,572	$2,164
Accounts receivable, less allowance for doubtful accounts of $1,563 and $1,569	37,824	36,092
Program rights	10,848	10,261
Deferred income taxes	1,447	1,348
Other	2,677	2,569

Total current assets	54,368	52,434

Property, plant and equipment, net	43,314	39,570
Intangible assets, net	42,290	11,590
Cash surrender value of life insurance	13,092	13,430
Program rights	978	827
Deferred income taxes	745	5,362
Deferred financing costs and other	4,668	3,897

	$159,455	$127,110

LIABILITIES AND STOCKHOLDER’S INVESTMENT
Current liabilities
Accounts payable	$4,111	$2,382
Accrued interest payable	10,541	10,512
Program rights payable	13,041	12,618
Accrued employee benefit expenses	7,168	5,948
Other accrued expenses	7,907	5,481

Total current liabilities	42,768	36,941

Long-term debt	483,408	475,240
Program rights payable	1,492	1,279
Accrued employee benefit expenses	1,207	849
Deferred rent and other	14,104	11,610

Total liabilities	542,979	525,919

Commitments and contingent liabilities (Note 12)
Stockholder’s investment
Preferred stock, $1 par value, 1,000 shares authorized, none issued	—	—
Common stock, $.05 par value, 20,000 shares authorized, issued and outstanding	1	1
Capital in excess of par value	49,631	49,631
Retained earnings	38,537	28,332
Distributions to owners, net (Note 8)	(471,693)	(476,773)

Total stockholder’s investment	(383,524)	(398,809)

	$159,455	$127,110

See accompanying notes to consolidated financial statements.

ALLBRITTON COMMUNICATIONS COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(Dollars in thousands)

	Year Ended September 30,
	2007	2008	2009
Operating revenues, net	$214,508	$205,020	$181,798

Television operating expenses, excluding depreciation, amortization and impairment	122,398	128,275	111,748
Depreciation and amortization	8,050	8,735	8,939
Impairment of intangible assets (Note 4)	—	—	30,700
Corporate expenses	6,106	6,459	5,079

	136,554	143,469	156,466

Operating income	77,954	61,551	25,332

Nonoperating income (expense)
Interest income
Related party	430	200	112
Other	208	96	30
Interest expense	(37,213)	(37,631)	(37,180)
Other, net	262	(242)	5,222

Income (loss) from continuing operations before income taxes	41,641	23,974	(6,484)
Provision for (benefit from) income taxes	15,794	9,175	(713)

Income (loss) from continuing operations	25,847	14,799	(5,771)
(Loss) income from discontinued operations, net of income taxes (Note 7)	(3,233)	(1,926)	199

Net income (loss)	22,614	12,873	(5,572)
Retained earnings, beginning of year	5,040	27,654	38,537
Cumulative effect of adopting new income tax guidance effective October 1, 2007 (Note 6)	—	(1,295)	—
Charge under tax sharing agreement (Note 6)	—	(695)	—
Distribution of WCIV (Note 7)	—	—	(4,633)

Retained earnings, end of year	$27,654	$38,537	$28,332

See accompanying notes to consolidated financial statements.

ALLBRITTON COMMUNICATIONS COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended September 30,
	2007	2008	2009
Cash flows from operating activities:
Net income (loss)	$22,614	$12,873	$(5,572)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	8,712	9,511	9,629
Impairment of intangible assets	—	—	30,700
Other noncash charges	1,326	1,349	1,480
Provision for doubtful accounts	1,265	1,068	1,041
Gain on disposal of assets	(1,382)	(1,243)	(6,611)
Charge under tax sharing agreement	—	(695)	—
Taxes due under tax sharing agreement	—	—	2,045
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(4,020)	5,156	(469)
Program rights	(290)	46	712
Other current assets	(538)	(537)	7
Deferred income taxes	3,160	3,616	(4,246)
Other noncurrent assets	(286)	(488)	(383)
Increase (decrease) in liabilities:
Accounts payable	288	783	(1,661)
Accrued interest payable	212	(54)	(29)
Program rights payable	825	429	(588)
Accrued employee benefit expenses	493	488	(1,531)
Other accrued expenses	(2,748)	1,380	(623)
Deferred rent and other liabilities	1,461	345	(2,494)

Total adjustments	8,478	21,154	26,979

Net cash provided by operating activities	31,092	34,027	21,407

Cash flows from investing activities:
Capital expenditures	(6,052)	(8,910)	(9,229)
Proceeds from property insurance claim	—	2,924	4,376
Proceeds from disposal of assets	163	9	73

Net cash used in investing activities	(5,889)	(5,977)	(4,780)

Cash flows from financing activities:
Principal payments on long-term debt and capital leases	(30)	—	—
Draws (repayments) under line of credit, net	31,000	(1,000)	(8,500)
Deferred financing costs	—	—	(332)
Other	—	—	(78)
Distributions to owners and dividends, net of certain charges	(73,181)	(37,845)	(9,050)
Repayments of distributions to owners	11,810	9,965	1,925

Net cash used in financing activities	(30,401)	(28,880)	(16,035)

Net (decrease) increase in cash and cash equivalents	(5,198)	(830)	592
Cash and cash equivalents, beginning of year	7,600	2,402	1,572

Cash and cash equivalents, end of year	$2,402	$1,572	$2,164

Supplemental disclosure of cash flow information:
Cash paid for interest	$36,620	$37,327	$36,813

Cash paid for state income taxes	$217	$97	$3

See accompanying notes to consolidated financial statements.

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except share information)

NOTE 1—THE COMPANY

Allbritton Communications Company (ACC or the Company) is an indirectly wholly-owned subsidiary of Perpetual Corporation (Perpetual), a Delaware corporation, which is controlled by the Allbritton family. The Company owns ABC network-affiliated television stations serving six geographic markets:

Station	Market
WJLA	Washington, D.C.
WBMA/ WCFT/ WJSU	Birmingham (Anniston and Tuscaloosa), Alabama
WHTM	Harrisburg-Lancaster-York-Lebanon, Pennsylvania
KATV	Little Rock, Arkansas
KTUL	Tulsa, Oklahoma
WSET	Roanoke-Lynchburg, Virginia

The Company previously owned an ABC network-affiliated television station serving Charleston, South Carolina (WCIV) until August 1, 2009 when the equity interests of WCIV were distributed to Perpetual (see Note 7). The Company also provides 24-hour per day basic cable television programming to the Washington, D.C. market, through NewsChannel 8, primarily focused on regional and local news for the Washington, D.C. metropolitan area. The operations of NewsChannel 8 are integrated with WJLA (WJLA/NewsChannel 8).

Additionally, in January 2007 the Company launched Politico, a specialized newspaper and Internet site (politico.com) that serves Congress, congressional staffers and those interested in the actions of the national legislature and political electoral process. On November 13, 2009, the equity interests of Politico were distributed to Perpetual (see Note 7).

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all significant intercompany accounts and transactions.

Use of estimates and assumptions—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Revenue recognition—Revenues are generated principally from sales of commercial advertising and are recorded as the advertisements are broadcast net of agency and national representative commissions and music license fees. For certain program contracts which provide for the exchange of advertising time in lieu of cash payments for the rights to such programming, revenue is recorded as advertisements are broadcast at the estimated fair value of the advertising time given in exchange for the program rights. Such barter revenue was $5,579, $5,940 and $5,300 for the years ended September 30, 2007, 2008 and 2009, respectively. Subscriber fee revenues are recognized in the period during which programming is provided,

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except share information)

pursuant to affiliation agreements with cable television systems, direct broadcast satellite service providers and telephone company operators.

Cash and cash equivalents—The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Program rights—The Company has entered into contracts for the rights to television programming. Payments related to such contracts are generally made in installments over the contract period. Program rights which are currently available and the liability for future payments under such contracts are reflected in the consolidated balance sheets. The vast majority of the Company’s program rights represent one-year contracts for first-run syndicated programming. As each broadcast over the term of the contract generally provides the same advertising value, such program rights are amortized on a straight-line basis over the term. A limited number of multi-year program contracts representing off-network syndicated programming are amortized on an accelerated basis due to the generally higher advertising value of the early broadcasts. Program rights expected to be amortized in the succeeding year and amounts payable within one year are classified as current assets and liabilities, respectively. The program rights are reflected in the consolidated balance sheets at the lower of unamortized cost or estimated net realizable value based on management’s expectation of the net future cash flows to be generated by the programming.

Property, plant and equipment—Property, plant and equipment are recorded at cost and depreciated over the estimated useful lives of the assets. Maintenance and repair expenditures are charged to expense as incurred and expenditures for modifications and improvements which increase the expected useful lives of the assets are capitalized. Depreciation expense is computed using the straight-line method for buildings and straight-line and accelerated methods for furniture, machinery and equipment. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the related lease or the estimated useful lives of the assets.

The useful lives of property, plant and equipment for purposes of computing depreciation and amortization expense are:

Buildings	15-40 years
Leasehold improvements	5-16 years
Furniture, machinery and equipment	3-20 years

Intangible assets—Intangible assets consist of values assigned to broadcast licenses as well as favorable terms on contracts and leases. The amounts originally assigned to intangible assets were based on the results of independent valuations. Intangible assets deemed to have indefinite lives, consisting of broadcast licenses, are not amortized but are subject to tests for impairment at least annually each September 30, or whenever events indicate that impairment may exist. Other intangible assets, consisting of favorable terms on contracts and leases, are amortized over their useful lives.

Deferred financing costs—Costs incurred in connection with the issuance of long-term debt are deferred and amortized to other nonoperating expense on a straight-line basis over the term of the underlying financing agreement.

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except share information)

Deferred rent—Rent concessions and scheduled rent increases in connection with operating leases are recognized as adjustments to rental expense on a straight-line basis over the associated lease term.

Concentration of credit risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of certain cash and cash equivalents and receivables from advertisers. The Company invests its excess cash with high-credit quality financial institutions and at September 30, 2009 had an overnight repurchase agreement for $741. Concentrations of credit risk with respect to receivables from advertisers are limited as the Company’s advertising base consists of large national advertising agencies and high-credit quality local advertisers. As is customary in the broadcasting industry, the Company does not require collateral for its credit sales, which are typically due within thirty days.

Income taxes—The operations of the Company are included in a consolidated federal income tax return filed by Perpetual. In accordance with the terms of a tax sharing agreement between the Company and Perpetual, the Company is required to pay to Perpetual its federal income tax liability, computed based upon statutory federal income tax rates applied to the Company’s consolidated taxable income. The Company files separate state income tax returns with the exception of Virginia, which is included in a combined state income tax return filed by Perpetual. In accordance with the terms of the tax sharing agreement, the Company is required to pay to Perpetual its combined Virginia income tax liability, computed based upon statutory Virginia income tax rates applied to the Company’s combined Virginia net taxable income. Taxes payable to Perpetual are not reduced by losses generated in prior years by the Company. In addition, the amounts payable by the Company to Perpetual under the tax sharing agreement are not reduced if losses of other members of the Perpetual group are utilized to offset taxable income of the Company for purposes of the Perpetual consolidated federal or Virginia income tax returns.

The accounting rules for income taxes require that the consolidated amount of current and deferred income tax expense for a group that files a consolidated income tax return be allocated among members of the group when those members issue separate financial statements. Perpetual allocates a portion of its consolidated current and deferred income tax expense to the Company as if the Company and its subsidiaries were separate taxpayers. The Company records deferred tax assets, to the extent it is more likely than not that such assets will be realized in future periods, and deferred tax liabilities for the tax effects of the differences between the bases of its assets and liabilities for tax and financial reporting purposes.

The Company records income tax expense in accordance with the accounting rules for income taxes, and makes payments to Perpetual in accordance with the terms of the tax sharing agreement between the Company and Perpetual. To the extent that there is a difference between tax payments that would be due as calculated in accordance with the accounting rules and tax payments due under the tax sharing agreement, such difference is recorded to retained earnings.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued new guidance related to accounting for uncertainty in income taxes. This guidance clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except share information)

be taken in a tax return. The new guidance was adopted on October 1, 2007 (see Note 6). The Company classifies interest and penalties related to its uncertain tax positions as a component of income tax expense.

Discontinued operations—The consolidated statements of operations and retained earnings separately present discontinued operations and the results of continuing operations (see Note 7). Prior year amounts have been reclassified to conform to the current year presentation. Discontinued operations have not been segregated in the consolidated statements of cash flows and, therefore, amounts for certain captions will not agree directly with the accompanying consolidated statements of operations and retained earnings. Footnote disclosures include both continuing and discontinued operations unless noted otherwise.

Fair value of financial instruments—The carrying amount of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and program rights payable approximate fair value due to the short maturity of those instruments. The Company estimates the fair value of its long-term debt using either quoted market prices or by discounting the required future cash flows under its debt using borrowing rates currently available to the Company, as applicable.

Earnings per share—Earnings per share data are not presented since the Company has only one shareholder.

Subsequent Events—The Company evaluated subsequent events for recognition or disclosure through December 18, 2009, the date of filing the Annual Report on Form 10-K with the Securities and Exchange Commission and through April 16, 2010, the date the financial statements were reissued.

New Accounting Standards— In September 2006, the FASB issued new guidance on fair value measurements. This new guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance does not expand or require any new fair value measures but is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. In February 2008, the FASB delayed the effective date of this guidance for non-financial assets and liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until the Company’s year ending September 30, 2010. The Company adopted the guidance for financial assets and liabilities as of October 1, 2008. The adoption had no impact on the Company’s financial position or results of operations. The Company is currently evaluating the impact, if any, that the adoption related to non-financial assets and liabilities which are not recognized or disclosed on a recurring basis may have on its financial position or results of operations.

In February 2007, the FASB issued new guidance which permits entities to choose to measure many financial instruments and certain other items at fair value. The Company adopted this guidance as of October 1, 2008. The adoption had no impact on the Company’s financial position or results of operations.

In April 2009, the FASB issued new guidance requiring disclosures about fair value of financial instruments, which were previously required only on an annual basis, for interim

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except share information)

reporting periods. This guidance was effective for the Company’s quarter ended June 30, 2009. The adoption had no impact on the Company’s financial position or results of operations.

In May 2009, the FASB issued new guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for the Company’s quarter ended June 30, 2009. The adoption had no impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued new guidance to establish the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”). This guidance is effective beginning with the Company’s financial statements issued for the year ended September 30, 2009. As the Codification does not change GAAP, the adoption had no impact on the Company’s financial position or results of operations.

In October 2009, the FASB issued new guidance on revenue arrangements with multiple deliverables. The guidance revises the criteria for separating, measuring and allocating arrangement consideration to each deliverable in a multiple element arrangement. This guidance is effective for the Company’s year ending September 30, 2011. The Company is currently evaluating the impact, if any, that this guidance may have on its financial position or results of operations.

NOTE 3—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	September 30,
	2008	2009
Buildings and leasehold improvements	$33,253	$31,355
Furniture, machinery and equipment	131,881	120,417

	165,134	151,772
Less accumulated depreciation	(128,397)	(116,093)

	36,737	35,679
Land	2,902	2,147
Construction-in-progress	3,675	1,744

	$43,314	$39,570

Depreciation and amortization expense was $8,553, $9,474 and $9,629 for the years ended September 30, 2007, 2008 and 2009, respectively.

The FCC has granted to Sprint Nextel Corporation (“Nextel”) the right to reclaim a portion of the spectrum in the 2 GHz band from broadcasters across the country. In order to claim this spectrum, Nextel must replace all of the broadcasters’ electronic newsgathering equipment currently using this spectrum with digital equipment capable of operating in the reformatted portion of the 2 GHz band retained by the broadcasters. This exchange of equipment will be

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except share information)

completed on a market by market basis. As the equipment is exchanged and placed into service in each of the Company’s markets, a gain will be recorded to the extent that the fair market value of the equipment received exceeds the book value of the analog equipment exchanged.

During the years ended September 30, 2007, 2008 and 2009, the fair market value of the equipment received and placed into service was $1,263, $1,370 and $779, respectively. These amounts have been recorded as additions to property, plant and equipment, but they are not included in capital expenditures in the accompanying consolidated statement of cash flows as no cash was involved in the exchange. The excess of fair market value as compared to the book value of equipment exchanged and placed into service of $1,256, $1,367 and $767 for the years ended September 30, 2007, 2008 and 2009, respectively, was recorded as a non-cash gain in other, net nonoperating income in the accompanying consolidated financial statements.

NOTE 4—INTANGIBLE ASSETS

The carrying value of the Company’s indefinite lived intangible assets, consisting of its broadcast licenses, at September 30, 2008 and 2009 was $42,290 and $11,590, respectively.

The Company tests its indefinite lived intangible assets for impairment annually on September 30 as well as on an interim basis whenever events indicate that an impairment may exist. During the quarter ended March 31, 2009, events occurred which indicated that an impairment of certain broadcast licenses may exist. The events included the decline in the overall economy, forecasts for negative industry-wide advertising growth in 2009, and reduced revenue projections and related cost reduction measures within the Company. Thus, such broadcast licenses were tested for impairment as of March 31, 2009. The tests indicated that four broadcast licenses were impaired. As a result, the Company recorded a non-cash impairment charge of $27,700 during the quarter ended March 31, 2009. The annual impairment test as of September 30, 2009 indicated that a further impairment had occurred with respect to these four broadcast licenses, resulting in a non-cash impairment charge of $3,000 during the quarter ended September 30, 2009.

The Company uses an income approach to determine the fair value of its broadcast licenses on a station-by-station basis. Any excess of carrying value over fair value represents the amount of impairment. The income approach assumes an initial hypothetical start-up operation, maturing into an average performing independent or non-affiliated station in a specific television market and giving consideration to other relevant factors such as the number of competing stations within that market. The net cash flows of this hypothetical average market participant are projected from the first year start-up to perpetuity and then discounted back to net present value. The calculated valuation is compared to market transactions in order to confirm the results of the income approach.

The Company’s other intangible assets, consisting of favorable terms on contracts and leases, had a gross carrying amount of $6,174 and no net carrying value at September 30, 2008 or 2009 as these intangible assets became fully amortized during the quarter ended December 31, 2007. Amortization expense was $159 and $37 for the years ended September 30, 2007 and 2008, respectively.

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except share information)

NOTE 5—LONG-TERM DEBT

Outstanding debt consists of the following:

	September 30,
	2008	2009
Senior Subordinated Notes, due December 15, 2012 with interest payable semi-annually at 7 3/4%	$455,000	$455,000
Credit Agreement, maximum amount of $67,500, expiring August 23, 2011, secured by the outstanding stock of the Company and its subsidiaries, interest payable quarterly at various rates either from prime plus 1.50% to prime plus 2.25% or from LIBOR plus 2.75% to LIBOR plus 3.50% depending on certain financial operating tests (3.91% at September 30, 2009)	30,000	21,500

	485,000	476,500
Less unamortized discount	(1,592)	(1,260)

	483,408	475,240
Less current maturities	—	—

	$483,408	$475,240

Unamortized deferred financing costs of $4,272 and $3,456 at September 30, 2008 and 2009, respectively, are included in deferred financing costs and other noncurrent assets in the accompanying consolidated balance sheets. Amortization of the deferred financing costs for the years ended September 30, 2007, 2008 and 2009 was $1,042, $1,041 and $1,148 respectively, which is included in other nonoperating expenses.

On February 5, 2009, the Company executed an amendment with an effective date as of December 31, 2008 to its Credit Agreement. The amendment served, among other things, to adjust certain of the financial covenants. In addition, the total commitment under the Credit Agreement was reduced from $70,000 to $67,500 effective February 5, 2009 and to $65,000 effective December 31, 2009. On November 13, 2009, the Credit Agreement was further amended to permit the distribution of the equity interests of Politico to Perpetual.

Under the existing financing agreements, the Company is subject to restrictive covenants, which place limitations upon payments of cash distributions, dividends, issuance of capital stock, investment transactions, incurrence of additional obligations and transactions with affiliates. In addition, under the Credit Agreement, the Company must maintain compliance with certain financial covenants as measured at the end of each quarter. As of September 30, 2009, the Company was in compliance with such covenants. The Company is also required to pay a commitment fee ranging from 0.375% to 0.500% per annum based on the amount of any unused portion of the Credit Agreement.

The Company estimates the fair value of its Senior Subordinated Notes to be approximately $389,000 and $428,000 at September 30, 2008 and 2009, respectively. The carrying value of the Company’s Credit Agreement approximates fair value as borrowings bear interest at market rates.

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except share information)

NOTE 6—INCOME TAXES

In June 2006, the FASB issued new guidance related to accounting for uncertainty in income taxes. This guidance clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The new guidance was adopted on October 1, 2007. The cumulative effect of adoption resulted in a net decrease of $1,295 to the opening balance of retained earnings. Additionally, as required, certain net operating loss carryforwards and the corresponding valuation allowances related to uncertain tax positions were offset, thus removing them from the accompanying consolidated balance sheet effective October 1, 2007.

The provision for (benefit from) income taxes consists of the following:

	Years Ended September 30,
	2007	2008	2009
Continuing operations	$15,794	$9,175	$(713)
Discontinued operations	(1,977)	(1,109)	156

	$13,817	$8,066	$(557)

	Years Ended September 30,
	2007	2008	2009
Current
Federal	$9,734	$4,155	$4,226
State	923	295	(537)

	10,657	4,450	3,689

Deferred
Federal	2,966	3,229	(3,943)
State	194	387	(303)

	3,160	3,616	(4,246)

	$13,817	$8,066	$(557)

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except share information)

The components of deferred income tax assets (liabilities) are as follows:

	September 30,
	2008	2009
Deferred income tax assets:
State and local net operating loss carryforwards	$3,317	$3,223
Intangible assets	—	3,722
Accrued employee benefits	1,160	897
Deferred rent	2,098	2,085
Deferred revenue	1,053	584
Allowance for accounts receivable	617	619
Other	2,234	2,625

	10,479	13,755
Less valuation allowance	(2,770)	(2,972)

	7,709	10,783

Deferred income tax liabilities:
Property, plant and equipment	(3,375)	(4,073)
Intangible assets	(2,142)	—

Net deferred income tax assets	$2,192	$6,710

The deferred tax asset related to state and local net operating loss carryforwards of $3,223 at September 30, 2009 represents approximately $66,000 in state and local net operating loss carryforwards in certain jurisdictions which are available for future use for state and local income tax purposes and expire in various years from 2010 through 2029.

The change in the valuation allowance for deferred tax assets of ($331) (excluding the effect of adopting new guidance related to uncertainty in income taxes) and $202 during the years ended September 30, 2008 and 2009, respectively, principally resulted from management’s evaluation of the recoverability of the loss carryforwards.

The following table reconciles the statutory federal income tax rate to the Company’s effective income tax rate for income before cumulative effect of change in accounting principle:

	Years ended September 30,
	2007	2008	2009
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.1	4.7	18.3
Permanent items, principally insurance premiums and meals and entertainment	0.2	0.9	(2.7)
Nondeductible portion of FCC license impairment	—	—	(37.1)
Change in valuation allowance	(0.3)	(1.6)	(5.9)
Other, net	(0.1)	(0.5)	1.5

Effective income tax rate	37.9%	38.5%	9.1%

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except share information)

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at October 1, 2007	$7,074
Reductions related to prior years tax positions	(1,431)
Increases related to current year tax positions	391
Reductions related to expiration of statutes of limitations	(673)

Gross unrecognized tax benefits at September 30, 2008	5,361
Increases related to current year tax positions	352
Reductions related to expiration of statutes of limitations	(1,144)

Gross unrecognized tax benefits at September 30, 2009	$4,569

As of September 30, 2008 and 2009, the Company had unrecognized tax benefits of $5,361 and $4,569, respectively. If all such benefits were recognized, $3,485 and $2,970, respectively, would have a favorable impact on the effective tax rate. Of the total gross unrecognized tax benefits of $5,361 at September 30, 2008, $4,712 are recorded in deferred rent and other noncurrent liabilities on the accompanying consolidated balance sheets, and the remaining $649 represents net operating losses which have not been recorded in accordance with the rules surrounding uncertain tax positions. Of the total gross unrecognized tax benefits of $4,569 at September 30, 2009, $3,703 are recorded in deferred rent and other noncurrent liabilities on the accompanying consolidated balance sheets, and the remaining $866 represents net operating losses which have not been recorded in accordance with the rules surrounding uncertain tax positions.

The Company expects that it is reasonably possible that the amount of unrecognized tax benefits will decrease during the next twelve months in the approximate range of $1,500 to $2,000, primarily due to the expected expiration of certain statutes of limitations.

The Company classifies interest and penalties related to its uncertain tax positions as a component of income tax expense. Accrued interest and penalties were $1,503 and $1,204 at September 30, 2008 and 2009, respectively, and expense (benefit) for interest and penalties of $226 and ($299) was recognized during the year ended September 30, 2008 and 2009, respectively.

The Company is no longer subject to Federal or state income tax examinations for years prior to the Company’s fiscal year ended September 30, 2005 or September 30, 2006, respectively, although certain of the Company’s net operating loss carryforwards generated prior to September 30, 2005 remain subject to examination.

The Company’s operations are included in a consolidated federal income tax return and a combined Virginia state income tax return filed by Perpetual. Income tax expense is calculated and recorded in accordance with the accounting rules for income taxes as if the Company was a separate taxpayer from Perpetual. The Company makes payments to Perpetual in accordance with the terms of a tax sharing agreement between Perpetual and the Company. During the year ended September 30, 2008, income tax payments due to Perpetual in accordance with the tax sharing agreement exceeded the income tax payments that would be due as calculated in accordance with the accounting rules for income taxes by $695. This difference was recorded as a charge against retained earnings.

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except share information)

NOTE 7—DISCONTINUED OPERATIONS

Effective August 1, 2009, the equity interests of WCIV, a wholly-owned subsidiary of the Company, were distributed to Perpetual. As the operations of WCIV constitute a component of the Company, the operating results of WCIV through July 31, 2009 have been presented as discontinued operations for all periods presented. The August 1, 2009 distribution of the equity interests of WCIV is reflected as a distribution to owners at historical cost, or $4,633, in the accompanying statement of operations and retained earnings. The $4,633 of equity interests of WCIV distributed effective August 1, 2009 consisted of current assets of $1,380, net property, plant and equipment of $3,802, current liabilities of $262 and non-current liabilities of $287.

On November 13, 2009, the equity interests of Politico, a wholly-owned subsidiary of the Company, were distributed to Perpetual. The operating results of Politico, which constitute a component of the Company, have been presented as discontinued operations for all periods presented. The $2,276 of equity interests of Politico as of September 30, 2009 consisted of current assets of $3,951, net property, plant and equipment of $271, current liabilities of $1,931 and non-current liabilities of $15.

Following is a summary of operating results of WCIV and Politico for all periods presented:

	Years ended September 30,
	2007	2008	2009
Operating revenues, net	$11,638	$19,088	$23,898
Total expenses	16,848	22,123	23,543

(Loss) income before taxes	(5,210)	(3,035)	355
(Benefit from) provision for income taxes	(1,977)	(1,109)	156

Net (loss) income from discontinued operations	$(3,233)	$(1,926)	$199

NOTE 8—TRANSACTIONS WITH OWNERS AND RELATED PARTIES

Distributions to Owners, Net

In the ordinary course of business, the Company makes cash advances in the form of distributions to Perpetual. At present, the primary source of repayment of the net advances from the Company is through the ability of the Company to pay dividends or make other distributions. There is no immediate intent for these amounts to be repaid. Accordingly, such amounts have been treated as a reduction of stockholder’s investment and described as “distributions” in the accompanying consolidated balance sheets. The weighted average amount of non-interest bearing advances outstanding was $409,190, $454,031, and $472,408 during Fiscal 2007, 2008 and 2009, respectively.

Effective August 1, 2009, the equity interests of WCIV were distributed to Perpetual (see Note 7).

The operations of the Company are included in a consolidated federal income tax return and a combined Virginia state income tax return filed by Perpetual. The Company is charged by Perpetual and makes payments to Perpetual for federal and Virginia state income taxes, which are computed in accordance with the terms of a tax sharing agreement between the Company and Perpetual.

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except share information)

The components of distributions to owners and the related activity during Fiscal 2007, 2008 and 2009 consist of the following:

	Distributions to Owners and Dividends	Federal and Virginia State Income Tax Receivable (Payable)	Net Distributions to Owners
Balance as of September 30, 2006	$382,442	$—	$382,442

Cash advances to Perpetual	73,181		73,181
Repayment of cash advances from Perpetual	(11,810)		(11,810)
Charge for federal and state income taxes		(9,734)	(9,734)
Payment of income taxes		9,734	9,734

Balance as of September 30, 2007	443,813	—	443,813

Cash advances to Perpetual	37,845		37,845
Repayment of cash advances from Perpetual	(9,965)		(9,965)
Charge for federal and state income taxes		(5,350)	(5,350)
Payment of income taxes		5,350	5,350

Balance as of September 30, 2008	471,693	—	471,693

Cash advances to Perpetual	9,050		9,050
Repayment of cash advances from Perpetual	(1,925)		(1,925)
Charge for federal and state income taxes		(4,887)	(4,887)
Payment of income taxes		2,842	2,842

Balance as of September 30, 2009	$478,818	$(2,045)	$476,773

Subsequent to September 30, 2009 and through December 18, 2009 the Company made no net cash distributions to owners. See Note 7 related to the distribution of the equity interests of Politico on November 13, 2009.

Other Transactions with Related Parties

During the years ended September 30, 2007, 2008 and 2009, the Company earned interest income from Perpetual of $430, $200 and $112 respectively, as a result of making advances of tax payments in accordance with the terms of the tax sharing agreement between the Company and Perpetual.

Management fees of $750 were paid to Perpetual by the Company for each of the years ended September 30, 2007, 2008 and 2009.

During the second quarter of the year ended September 30, 2007, Perpetual acquired from the Robert Lewis Allbritton Revocable Trust its 20% ownership interests in TV Alabama, Inc. and Harrisburg Television, Inc., the Company’s subsidiaries which operate its television stations in the Birmingham and Harrisburg markets, respectively. The 20% ownership interests were then contributed into the Company. As a result, the Company now owns 100% of these and all other of its subsidiaries. As the entities involved in these transactions are considered to be under common control, the Company was required to account for this contribution at its book value.

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except share information)

Since the book value of the 20% ownership interests acquired by Perpetual and then contributed to the Company was zero, no amount has been recorded in the accompanying consolidated financial statements related to the contribution.

The Company has entered into various agreements with Irides, LLC (Irides) to provide the Company’s stations with certain website design, hosting and maintenance services. Irides is an indirect subsidiary of Perpetual. The Company paid fees of $416, $525 and $475 to Irides during the years ended September 30, 2007, 2008 and 2009, respectively. These fees are included in television operating expenses in the consolidated statements of operations. Irides also leases certain office space from the Company. Charges for this space totaled $141, $145 and $149 for the years ended September 30, 2007, 2008 and 2009, respectively, and such amounts are included as an offset to television operating expenses in the consolidated statements of operations.

NOTE 9—RETIREMENT PLANS

A defined contribution savings plan is maintained for eligible employees of the Company and certain of its affiliates. Under the plan, employees may contribute a portion of their compensation subject to Internal Revenue Service limitations and the Company contributes an amount equal to 50% of the contribution of the employee not to exceed 6% of the compensation of the employee. Effective February 1, 2009, the Company indefinitely suspended its matching contributions. The amounts contributed to the plan by the Company on behalf of its employees totaled approximately $970, $1,245 and $356 for the years ended September 30, 2007, 2008 and 2009, respectively.

The Company also contributes to certain other multi-employer union pension plans on behalf of certain of its union employees. The amounts contributed to such plans totaled approximately $618, $644 and $614 for the years ended September 30, 2007, 2008 and 2009, respectively.

NOTE 10—SEGMENTS (Restated)

The Company’s business consists of WJLA/NewsChannel 8, five ABC network-affiliated television stations outside of the Washington, D.C. metropolitan area, and Politico. Each of these operations is in the business of gathering and distributing news and entertainment content across multiple platforms, and revenue for each operation is substantially dependent upon advertising. In previously issued financial statements, the Company aggregated each of these business units and reported its financial results in one reportable segment. Prior to filing its Annual Report on Form 10-K for the year ended September 30, 2009, management and the Board of Directors of the Company, upon recommendation of the Audit Committee, concluded that the Company’s previous application of accounting rules for segment reporting was not correct and that the previous segment disclosures should be restated. As a result, the segment disclosures were restated in the Company’s Annual Report on Form 10-K as filed on December 18, 2009 to include three reportable segments consisting of WJLA/NewsChannel 8, Other Television Stations and Politico.

In connection with the Company’s evaluation of its segment reporting in previously issued financial statements, management made certain modifications to the monthly financial

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except share information)

reporting package provided to the Company’s chief operating decision maker. As a result of this change, the Company concluded that it had one operating segment for the three months ended December 31, 2009. Accordingly, the Company has reported one segment for the three months ended December 31, 2009 as well as for the comparable period in the prior fiscal year. As required, the previously reported segment data has been adjusted to reflect the Company’s current conclusion that it has one reportable segment.

NOTE 11—COLLAPSE OF BROADCAST TOWER

On January 11, 2008, the Company’s broadcast tower in Little Rock, Arkansas collapsed and fell, causing an interruption in the distribution of the over-the-air broadcast signals for the Company’s station in the Little Rock market. The tower, the broadcast equipment installed on the tower and certain equipment located near the tower were destroyed. The distribution of the station’s primary signal via cable and satellite services was restored beginning within hours of the collapse. A limited over-the-air signal was restored ten days later, on January 21, 2008. Transmitter power was increased as of March 16, 2008, which served to enhance the reach and quality of the interim over-the-air signal. The Company maintains replacement cost property insurance as well as business interruption insurance on the tower and equipment affected by the collapse. The Company has completed construction of the permanent replacement of its tower and installation of related equipment and began broadcasting a full power digital signal from the replacement tower on February 20, 2009.

During July 2009, the related insurance claim negotiation was finalized. As a result, the Company recorded a gain on the replacement cost property portion of the claim of $6,015, reflecting the excess of replacement cost insurance proceeds over the carrying value of the destroyed assets. This gain is reflected in other nonoperating income in the accompanying consolidated statement of operations and retained earnings. In addition, a gain on the business interruption portion of the claim of $2,811, reflecting the lost revenue associated with the tower collapse, was also recorded during the quarter ended September 30, 2009. This gain is reflected in net operating revenues in the accompanying consolidated statement of operations and retained earnings. Proceeds received from the insurance company are reflected within investing activities in the accompanying consolidated statement of cash flows to the extent of claim-related capital expenditures during that period. Proceeds in excess of claim-related capital expenditures are reflected within operating activities.

NOTE 12—COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office and studio facilities and machinery and equipment under operating leases expiring in various years through 2023. Certain leases contain provisions for renewal and extension.

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except share information)

Future minimum lease payments under operating leases, which have remaining noncancellable lease terms in excess of one year as of September 30, 2009, are as follows:

Year ending September 30,
2010	$4,745
2011	4,700
2012	4,554
2013	4,632
2014	4,764
2015 and thereafter	16,705

$40,100

Rental expense under operating leases aggregated approximately $4,500, $4,500 and $4,600 for the years ended September 30, 2007, 2008 and 2009, respectively.

The Company has entered into contractual commitments in the ordinary course of business for the rights to television programming which is not yet available for broadcast as of September 30, 2009. Under these agreements, the Company must make specific minimum payments approximating the following:

Year ending September 30,
2010	$942
2011	10,063
2012	4,749
2013	346

$16,100

The Company has entered into various employment contracts. Future guaranteed payments under such contracts as of September 30, 2009 approximate the following:

Year ending September 30,
2010	$10,117
2011	4,086
2012	331
2013	77

$14,611

The Company has entered into various deferred compensation agreements with certain employees. Under these agreements, the Company is required to make payments aggregating $1,221 during the years 2010 through 2013. At September 30, 2008 and 2009, the Company has recorded a deferred compensation liability of approximately $1,436 and $1,132, respectively, which is included as a component of accrued employee benefit expenses in the accompanying consolidated balance sheets.

The Company also has certain obligations and commitments under various executory agreements to make future payments for goods and services. These agreements secure the future rights to certain goods and services to be used in the normal course of operations.

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except share information)

The Company currently and from time to time is involved in litigation incidental to the conduct of its business, including suits based on defamation and employment activity. The Company is not currently a party to any lawsuit or proceeding which, in the opinion of management, could reasonably be expected to have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flows.

SCHEDULE II

ALLBRITTON COMMUNICATIONS COMPANY

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(Dollars in thousands)

Classification	Balance at beginning of year	Charged to costs and expenses		Charged to other accounts		Deductions		Balance at end of year
Year ended September 30, 2007:
Allowance for doubtful accounts	$1,240	$1,265		—		$(958	)(2)	$1,547

Valuation allowance for deferred income tax assets	$4,429	$372	(1)	—		$(469	)(3)	$4,332

Year ended September 30, 2008:
Allowance for doubtful accounts	$1,547	$1,068		—		$(1,052	)(2)	$1,563

Valuation allowance for deferred income tax assets	$4,332	$164	(1)	$(1,231	)(4)	$(495	)(3)	$2,770

Year ended September 30, 2009:
Allowance for doubtful accounts	$1,563	$1,041		$(23	)(5)	$(1,012	)(2)	$1,569

Valuation allowance for deferred income tax assets	$2,770	$371	(1)	$(161	)(5)	$(8	)(3)	$2,972

(1)	Represents valuation allowance established related to certain net operating loss carryforwards and other deferred tax assets for state income tax purposes.
(2)	Write-off of uncollectible accounts, net of recoveries and collection fees.
(3)	Represents reduction of valuation allowance relating to certain net operating loss carryforwards.
(4)	Represents adjustment related to the adoption of new guidance related to accounting for uncertainty in income taxes.
(5)	Represents the distribution of the equity interests of WCIV effective August 1, 2009.

ALLBRITTON COMMUNICATIONS COMPANY

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	September 30, 2009	March 31, 2010 (unaudited)
Assets
Current assets
Cash and cash equivalents	$2,164	$3,523
Accounts receivable, net	36,092	36,124
Program rights	10,261	5,103
Deferred income taxes	1,348	1,256
Other	2,569	2,939

Total current assets	52,434	48,945

Property, plant and equipment, net	39,570	39,234
Intangible assets, net	11,590	11,590
Cash surrender value of life insurance	13,430	13,647
Program rights	827	582
Deferred income taxes	5,362	3,113
Deferred financing costs and other	3,897	3,632

	$127,110	$120,743

Liabilities and Stockholder’s Investment
Current liabilities
Accounts payable	$2,382	$2,704
Accrued interest payable	10,512	10,494
Program rights payable	12,618	6,761
Accrued employee benefit expenses	5,948	4,844
Other accrued expenses	5,481	3,804

Total current liabilities	36,941	28,607

Long-term debt	475,240	465,916
Program rights payable	1,279	970
Accrued employee benefit expenses	849	858
Deferred rent and other	11,610	11,293

Total liabilities	525,919	507,644

Stockholder’s investment
Preferred stock, $1 par value, 1,000 shares authorized, none issued	—	—
Common stock, $.05 par value, 20,000 shares authorized, issued and outstanding	1	1
Capital in excess of par value	49,631	49,631
Retained earnings	28,332	36,772
Distributions to owners, net (Note 5)	(476,773)	(473,305)

Total stockholder’s investment	(398,809)	(386,901)

	$127,110	$120,743

See accompanying notes to interim consolidated financial statements.

ALLBRITTON COMMUNICATIONS COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(Dollars in thousands)

(unaudited)

	Six Months Ended March 31,
	2009	2010
Operating revenues, net	$93,254	$100,626

Television operating expenses, excluding depreciation, amortization and impairment	59,479	53,630
Depreciation and amortization	4,317	4,078
Impairment of intangible assets	27,700	—
Corporate expenses	2,209	2,861

	93,705	60,569

Operating (loss) income	(451)	40,057

Nonoperating income (expense)
Interest income
Related party	90	110
Other	28	—
Interest expense	(18,564)	(18,401)
Other, net	(582)	1,000

	(19,028)	(17,291)

(Loss) income from continuing operations before income taxes	(19,479)	22,766
(Benefit from) provision for income taxes	(5,064)	8,838

(Loss) income from continuing operations	(14,415)	13,928
(Loss) income from discontinued operations, net of income taxes (Note 6)	(940)	1,641

Net (loss) income	(15,355)	15,569
Retained earnings, beginning of period	38,537	28,332
Distribution of Politico, net (Note 6)	—	(7,129)

Retained earnings, end of period	$23,182	$36,772

See accompanying notes to interim consolidated financial statements.

ALLBRITTON COMMUNICATIONS COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

(unaudited)

	Six Months Ended March 31,
	2009	2010
Cash flows from operating activities:
Net (loss) income	$(15,355)	$15,569

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	4,722	4,091
Impairment of intangible assets	27,700	—
Other noncash charges	730	756
Provision for doubtful accounts	555	426
Gain on disposal of assets	(137)	(1,628)
Tax effect of Politico distribution	—	(1,766)
Change in taxes due under tax sharing agreement	(755)	3,468
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	3,127	(7,119)
Program rights	5,702	5,403
Other current assets	(389)	(1,161)
Deferred income taxes	(7,227)	2,258
Other noncurrent assets	(204)	(200)
Increase (decrease) in liabilities:
Accounts payable	(295)	677
Accrued interest payable	138	(18)
Program rights payable	(5,647)	(6,166)
Accrued employee benefit expenses	(2,502)	512
Other accrued expenses	(1,830)	(1,209)
Deferred rent and other liabilities	(400)	(317)

	23,288	(1,993)

Net cash provided by operating activities	7,933	13,576

Cash flows from investing activities:
Capital expenditures	(6,634)	(2,413)
Progress payments received from property insurance claim	4,312	—
Proceeds from disposal of assets	62	28

Net cash used in investing activities	(2,260)	(2,385)

Cash flows from financing activities:
Draws (repayments) under line of credit, net	2,000	(9,500)
Deferred financing costs	(329)	(332)
Distributions to owners	(9,050)	—
Repayments of distributions to owners	1,925	—

Net cash used in financing activities	(5,454)	(9,832)

Net increase in cash and cash equivalents	219	1,359
Cash and cash equivalents, beginning of period	1,572	2,164

Cash and cash equivalents, end of period	$1,791	$3,523

See accompanying notes to interim consolidated financial statements.

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

NOTE 1—The accompanying unaudited interim consolidated financial statements of Allbritton Communications Company (an indirectly wholly-owned subsidiary of Perpetual Corporation (“Perpetual”)) and its subsidiaries (collectively, the “Company”) have been prepared pursuant to instructions for Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been omitted or condensed where permitted by regulation. In management’s opinion, the accompanying financial statements reflect all adjustments, which were of a normal recurring nature, and disclosures necessary for a fair presentation of the consolidated financial statements for the interim periods presented. The results of operations for the three and six months ended March 31, 2010 are not necessarily indicative of the results that can be expected for the entire fiscal year ending September 30, 2010. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended September 30, 2009, which are contained in the Company’s Form 10-K. Certain amounts in previously issued financial statements have been reclassified to conform to the current year presentation.

NOTE 2—The carrying amount of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and program rights payable approximate fair value due to the short maturity of those instruments. The Company estimates the fair value of its long-term debt using quoted market prices. The Company estimates the fair value of its Senior Subordinated Notes to be approximately $428,000 and $457,000 at September 30, 2009 and March 31, 2010, respectively. The carrying value of the Company’s senior credit facility approximates fair value as borrowings bear interest at market rates.

NOTE 3—The carrying value of the Company’s indefinite lived intangible assets, consisting of its broadcast licenses, at September 30, 2009 and March 31, 2010 was $11,590. While broadcast licenses are granted by the Federal Communications Commission for a fixed period of time, renewals of these licenses have occurred routinely and at nominal cost. Costs associated with the renewal of broadcast licenses are expensed as incurred.

The Company tests its indefinite lived intangible assets for impairment annually on September 30 as well as on an interim basis whenever events indicate that an impairment may exist. During the quarter ended March 31, 2009, events occurred which indicated that an impairment of certain broadcast licenses may have existed. The events included the decline in the overall economy, forecasts for negative industry-wide advertising growth in 2009, and reduced revenue projections and related cost reduction measures within the Company. Thus, such broadcast licenses were tested for impairment as of March 31, 2009. The tests indicated that four broadcast licenses were impaired. As a result, the Company recorded a non-cash impairment charge of $27,700 during the quarter ended March 31, 2009.

The Company’s other intangible assets, consisting of favorable terms on contracts and leases, had a gross carrying amount of $6,174 and no net carrying value at September 30, 2009 or March 31, 2010 as these intangible assets became fully amortized during the year ended September 30, 2008.

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

(unaudited)

NOTE 4—The FCC has granted to Sprint Nextel Corporation (“Nextel”) the right to reclaim a portion of the spectrum in the 2 GHz band from broadcasters across the country. In order to claim this spectrum, Nextel must replace all of the broadcasters’ electronic newsgathering equipment currently using this spectrum with digital equipment capable of operating in the reformatted portion of the 2 GHz band retained by the broadcasters. This exchange of equipment will be completed on a market by market basis. As the equipment is exchanged and placed into service in each of the Company’s markets, a gain will be recorded to the extent that the fair market value of the equipment received exceeds the book value of the analog equipment exchanged.

During the six months ended March 31, 2009 and 2010, the fair market value of the equipment received and placed into service was $108 and $1,610, respectively. These amounts have been recorded as additions to property, plant and equipment, but they are not included in capital expenditures in the accompanying consolidated statements of cash flows as no cash was involved in the exchange. The excess of fair market value as compared to the book value of equipment exchanged and placed into service of $108 and $1,610 for the six months ended March 31, 2009 and 2010, respectively, was recorded as a non-cash gain in other, net nonoperating income in the accompanying consolidated financial statements.

NOTE 5—For the six months ended March 31, 2009 and 2010, distributions to owners and related activity consisted of the following:

	Distributions to Owners and Dividends	Federal and Virginia state Income Tax Receivable (Payable)	Net Distributions to Owners
Balance as of September 30, 2008	$471,693	$—	$471,693

Cash advances to Perpetual	9,050		9,050
Repayment of cash advances to Perpetual	(1,925)		(1,925)
Charge for federal and state income taxes		(1,385)	(1,385)
Payment of income taxes		2,140	2,140

Balance as of March 31, 2009	$478,818	$755	$479,573

Balance as of September 30, 2009	$478,818	$(2,045)	$476,773

Cash advances to Perpetual	—		—
Repayment of cash advances to Perpetual	—		—
Charge for federal and state income taxes		(8,833)	(8,833)
Payment of income taxes		5,365	5,365

Balance as of March 31, 2010	$478,818	$(5,513)	$473,305

The average amount of non-interest bearing advances outstanding was $470,990 and $473,818 during the six months ended March 31, 2009 and 2010, respectively.

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

(unaudited)

NOTE 6—Effective August 1, 2009, the equity interests of WCIV, a wholly-owned subsidiary of the Company, were distributed to Perpetual. As the operations of WCIV constitute a component of the Company, the operating results of WCIV through July 31, 2009 are presented as discontinued operations for all periods presented. The distribution of the equity interests of WCIV was reflected as a distribution to owners at historical cost during the quarter ended September 30, 2009.

On November 13, 2009, the equity interests of Politico, a wholly-owned subsidiary of the Company, were distributed to Perpetual. As the operations of Politico constitute a component of the Company, the operating results of Politico through November 13, 2009 are presented as discontinued operations for all periods presented. The distribution of the equity interests of Politico was reflected as a distribution to owners at historical cost, or $5,363, in the accompanying statement of operations and retained earnings for the quarter ended December 31, 2009. The $5,363 of equity interests of Politico distributed on November 13, 2009 consisted of current assets of $7,548, net property, plant and equipment of $258, current liabilities of $2,429 and non-current liabilities of $14. The distribution of Politico resulted in a current tax effect of $1,766 which was reflected as a reduction to stockholder’s investment during the three months ended December 31, 2009. On November 13, 2009, the Company’s senior credit facility was amended to permit the distribution of the equity interests of Politico to Perpetual.

Following is a summary of operating results for discontinued operations for all periods presented:

	Six Months Ended March 31,
	2009	2010
Operating revenues, net	$10,144	$5,198
Total expenses	11,677	2,529

(Loss) income before taxes	(1,533)	2,669
(Benefit from) provision for income taxes	(593)	1,028

(Loss) income from discontinued operations	$(940)	$1,641

NOTE 7—The Company’s business consists of WJLA/NewsChannel 8, five ABC network-affiliated television stations outside of the Washington, D.C. metropolitan area, and Politico (through November 13, 2009). Each of these operations is in the business of gathering and distributing news and entertainment content across multiple platforms, and revenue for each operation is substantially dependent upon advertising. In financial statements issued for periods ended prior to September 30, 2009, the Company aggregated each of these business units and reported its financial results in one reportable segment. Prior to filing its Annual Report on Form 10-K for the year ended September 30, 2009, management and the Board of Directors of the Company, upon recommendation of the Audit Committee, concluded that the Company’s previous application of accounting rules for segment reporting was not correct and that the previous segment disclosures should be restated. As a result, the segment disclosures were restated in the Company’s Form 10-K to include three reportable segments consisting of WJLA/NewsChannel 8, Other Television Stations and Politico.

ALLBRITTON COMMUNICATIONS COMPANY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

(unaudited)

In connection with the Company’s evaluation of its segment reporting in previously issued financial statements, management made certain modifications to the monthly financial reporting package provided to the Company’s chief operating decision maker. As a result of this change, the Company concluded that it had one operating segment for the three and six months ended March 31, 2010. Accordingly, the Company has reported one segment for the three and six months ended March 31, 2010 as well as for the comparable periods in the prior fiscal year.

NOTE 8—In September 2006, the Financial Accounting Standards Board (“FASB”) issued new guidance on fair value measurements. This new guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance does not expand or require any new fair value measures but is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. In February 2008, the FASB delayed the effective date of this guidance for non-financial assets and liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until the Company’s year ending September 30, 2010. The Company adopted the guidance for financial assets and liabilities as of October 1, 2008. The adoption had no impact on the Company’s financial position or results of operations. The Company adopted the guidance related to non-financial assets and liabilities which are not recognized or disclosed on a recurring basis as of October 1, 2009. The adoption had no impact on the Company’s financial position or results of operations.

In October 2009, the FASB issued new guidance on revenue arrangements with multiple deliverables. The guidance revises the criteria for separating, measuring and allocating arrangement consideration to each deliverable in a multiple element arrangement. This guidance is effective for the Company’s year ending September 30, 2011. The Company is currently evaluating the impact, if any, that this guidance may have on its financial position or results of operations.

NOTE 9—On April 29, 2010, the Company executed an amendment to its senior credit facility. The amendment served to: (i) permit the Company to complete its offering of senior notes as discussed below; (ii) provide additional collateral under the senior credit facility; (iii) extend the maturity date to April 29, 2013; and (iv) reduce the total commitment under the credit facility from $65,000 to $60,000.

On April 30, 2010, the Company issued $455,000 aggregate principal amount of 8% Senior Notes due May 15, 2018 (the “2018 Notes”) at par. The net proceeds were used to purchase $405,443 aggregate principal amount of its 7 3/4% Senior Subordinated Notes due 2012 (the “2012 Notes”) on April 30, 2010 and $10 aggregate principal amount of its 2012 Notes on May 14, 2010, all of which were received and accepted for purchase in accordance with the Company’s tender offer for the 2012 Notes. The remaining net proceeds of the 2018 Notes, together with borrowings under the Company’s senior credit facility and cash on hand, will be used to redeem the remaining $49,547 aggregate principal amount of outstanding 2012 Notes on June 1, 2010.

As a result of the purchase and redemption of its 2012 Notes, the Company expects to record a pre-tax charge of approximately $10,400 during the quarter ending June 30, 2010 related to the early repayment of the 2012 Notes.

ALLBRITTON COMMUNICATIONS COMPANY

Offer to Exchange

up to $455,000,000 of

8% Senior Notes due 2018

that have not been registered under

the Securities Act of 1933

for

up to $455,000,000 of

8% Series B Senior Notes due 2018

that have been registered under

the Securities Act of 1933

Until                     , 2010 all dealers that effect transactions in the exchange notes, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“DGCL”) and Article Sixth of ACC’s Certificate of Incorporation provide for indemnification of ACC’s directors and officers in a variety of circumstances which may include liabilities under the Securities Act. Article Sixth provides that unless otherwise determined by the Board of Directors of ACC, ACC shall indemnify to the full extent permitted by the laws of Delaware as from time to time in effect, the persons described in Section 145 of DGCL. In addition, Article Sixth authorizes ACC and the Board of Directors to provide additional rights of indemnity.

The general effect of the provisions in ACC’s Certificate of Incorporation and the DGCL is to provide that ACC shall indemnify its directors and officers against all liabilities and expenses actually and reasonably incurred in connection with the defense or settlement of any judicial or administrative proceedings in which they become involved by reason of their status as corporate directors or officers, if they acted in good faith and in the reasonable belief that their conduct was neither unlawful (in the case of criminal proceedings) nor inconsistent with the best interests of ACC. With respect to legal proceedings by or in the right of ACC in which a director or officer is adjudged liable for improper performance of his duty to ACC or another enterprise which such person served in a similar capacity at the request of ACC, indemnification is limited by such provisions to that amount which is permitted by the court.

Pursuant to authority granted the Board of Directors under Article VII, Section 2 of the By-Laws, ACC maintains officers’ and directors’ liability insurance which insures against liabilities that officers and directors of ACC may incur in such capacities.

Reference is made to the Purchase Agreement filed as Exhibit 10.9 which provides for indemnification of the directors and officers of ACC signing the registration statement and certain controlling persons of ACC against certain liabilities, including those arising under the Securities Act in certain instances, of the initial purchasers of the initial notes.

The foregoing discussion of Section 145 of the DGCL, ACC’s Certificate of Incorporation and By-Laws and the Purchase Agreement is not intended to be exhaustive and is qualified in its entirety by reference to such statute, Certificate of Incorporation, By-Laws and Purchase Agreement.

Item 21. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed with this registration statement or incorporated by reference.

Exhibit Number	Description
1.1	Purchase Agreement dated December 6, 2002 by and among ACC, Deutsche Bank Securities Inc. and Fleet Securities, Inc. (Incorporated by reference to Exhibit 1 of the Company’s Form 10-K, No. 333-02302, dated December 17, 2002)

1.2	Purchase Agreement dated January 28, 2003 by and among ACC, Deutsche Bank Securities Inc. and Fleet Securities, Inc. (Incorporated by reference to Exhibit 1.2 of the Company’s Quarterly Report on Form 10-Q, No. 333-02302, dated February 3, 2003)

3.1	Certificate of Incorporation of ACC. (Incorporated by reference to Exhibit 3.1 of Company’s Registration Statement on Form S-4, No. 333-02302, dated March 12, 1996)

3.2	Bylaws of ACC. (Incorporated by reference to Exhibit 3.2 of Registrant’s Registration Statement on Form S-4, No. 333-02302, dated March 12, 1996)

4.1	Indenture dated as of December 20, 2002 between ACC and State Street Bank and Trust Company, as Trustee, relating to the 7 3/4% Senior Subordinated Notes due 2012. (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 8-K, No. 333-02302, dated December 23, 2002)

4.2	Supplemental Indenture dated as of February 6, 2003 between ACC and U.S. Bank National Association (successor-in-interest to State Street Bank and Trust Company), as Trustee, to the Indenture dated as of December 20, 2002 between ACC and State Street Bank and Trust Company, as Trustee, relating to the 7 3/4% Senior Subordinated Notes due 2012. (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 8-K, No. 333-02302, dated February 6, 2003)

4.3	Form of 7 3/4% Series B Senior Subordinated Notes due 2012. (Incorporated by reference to Exhibit 4.7 of the Company’s Quarterly Report on Form 10-Q, No. 333-02302, dated February 3, 2003)

4.4	Credit Agreement dated as of August 23, 2005 by and among ACC, certain financial institutions, and Bank of America, N.A., as the Administrative Agent, and Deutsche Bank Securities Inc., as the Syndication Agent. (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 8-K, No. 333-02302, dated August 23, 2005)

4.5	Amendment No. 1 to Loan Documents, dated February 5, 2009 by and among ACC, certain of its subsidiaries, certain financial institutions, and Bank of America, N.A., as the Administrative Agent, and Deutsche Bank Securities Inc., as the Syndication Agent. (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 8-K, No. 333-02302, dated February 5, 2009)

4.6	Amendment No. 2 to Credit Agreement, dated November 13, 2009 by and among ACC, certain of its subsidiaries, certain financial institutions, and Bank of America, N.A., as the Administrative Agent, and Deutsche Bank Securities Inc., as the Syndication Agent. (Incorporated by reference to Exhibit 4.6 of the Company’s Report on Form 10-K, No. 333-02302, dated December 18, 2009)

4.7	Amendment No. 3 to Credit Agreement and Amendment No. 2 to Collateral Assignment dated as of April 29, 2010 among ACC, its subsidiaries, the banks, financial institutions and other institutional lenders, Bank of America, N.A., as Administrative Agent, and Deutsche Bank Securities Inc., as Syndication Agent. (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 8-K, No. 333-02302, dated May 3, 2010)

4.8	Security Agreement dated as of April 29, 2010 made by ACC and its subsidiaries to Bank of America, N.A., as Agent. (Incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 8-K, No. 333-02302, dated May 3, 2010)

4.9	Intellectual Property Security Agreement dated April 29, 2010 made by ACC and its subsidiaries to Bank of America, N.A., as Agent. (Incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 8-K, No. 333-02302, dated May 3, 2010)

4.10	Indenture dated as of April 30, 2010 between ACC and U.S. Bank National Association, as trustee, relating to the 8% Senior Notes due 2018. (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 8-K, No. 333-02302, dated May 3, 2010)

5.1*	Opinion of Fulbright & Jaworski L.L.P.

10.1	Registration Rights Agreement by and among ACC, Deutsche Bank Securities Inc. and Fleet Securities Inc. dated December 20, 2002. (Incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, No. 333-02302, dated February 3, 2003)

10.2	Registration Rights Agreement by and among ACC, Deutsche Bank Securities Inc. and Fleet Securities Inc. dated February 6, 2003. (Incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-4, No. 333-02302, dated April 11, 2003)

10.3	Primary Television Affiliation Agreement (WSET, Incorporated) (with a schedule attached for other stations’ substantially identical affiliation agreements). (Incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q, No. 333-02302, dated May 13, 2004)**

10.4	Tax Sharing Agreement effective as of September 30, 1991 by and among Perpetual Corporation, ACC and ALLNEWSCO, Inc., amended as of October 29, 1993. (Incorporated by reference to Exhibit 10.11 of Company’s Registration Statement on Form S-4, No. 333-02302, dated March 12, 1996)

10.5	Second Amendment to Tax Sharing Agreement effective as of October 1, 1995 by and among Perpetual Corporation, ACC and ALLNEWSCO, Inc. (Incorporated by reference to Exhibit 10.9 of the Company’s Form 10-K, No. 333-02302, dated December 22, 1998)

10.6	Pledge Agreement dated as of August 23, 2005 by and among ACC, Allbritton Group, Inc., Allfinco, Inc., and Bank of America, N.A., as Agent. (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 8-K, No. 333-02302, dated August 23, 2005)

10.7	Unlimited Guaranty dated as of August 23, 2005 by each of the subsidiaries of ACC in favor of Bank of America, N.A., as Administrative Agent. (Incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 8-K, No. 333-02302, dated August 23, 2005)

10.8	Collateral Assignment of Proceeds and Security Agreement dated as of August 23, 2005 by and among certain subsidiaries of ACC and Bank of America, N.A., as Agent. (Incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 8-K, No. 333-02302, dated August 23, 2005)

10.9	Purchase Agreement dated April 22, 2010 by and among ACC, Deutsche Bank Securities Inc. and Banc of America Securities LLC as representatives for the initial purchasers. (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 8-K, No. 333-02302, dated April 27, 2010)

10.10	Registration Rights Agreement dated as of April 30, 2010 among ACC, Deutsche Bank Securities Inc. and Banc of America Securities LLC. (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 8-K, No. 333-02302, dated May 3, 2010)

12.1*	Statement regarding computation of ratio of earnings to fixed charges.

14	Code of Ethics for Senior Financial Officers. (Incorporated by reference to Exhibit 14 of the Company’s Form 10-K, No. 333-02302, dated December 12, 2003)

21.1	Subsidiaries of ACC (Incorporated by reference to Exhibit 21 of the Company’s Annual Report on Form 10-K, No. 333-02302, dated December 18, 2009)

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)

25.1*	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Trustee

99.1*	Form of Letter of Transmittal

99.2*	Form of Notice of Guaranteed Delivery

99.3*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.4*	Form of Letter from Broker to Beneficial Holders

*	Filed herewith
**	Portions have been omitted pursuant to a request for confidential treatment

(b) Consolidated Financial Statement Schedule

(ii) Valuation and Qualifying Accounts and Reserves (see page F-22)

Item 22. Undertakings.

The registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b)	any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the undersigned registrant;

(c)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or their securities provided by or on behalf of the registrant; and

(d)	any other communication that is an offer in the offering made by the registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Arlington, State of Virginia, on June 17, 2010.

ALLBRITTON COMMUNICATIONS COMPANY

By:	/S/ ROBERT L. ALLBRITTON
Name:	Robert L. Allbritton
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/S/ ROBERT L. ALLBRITTON Robert L. Allbritton	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	June 17, 2010

/S/ BARBARA B. ALLBRITTON Barbara B. Allbritton	Executive Vice President and Director	June 17, 2010

/S/ FREDERICK J. RYAN, JR. Frederick J. Ryan, Jr.	Vice Chairman, President, Chief Operating Officer and Director	June 17, 2010

/S/ STEPHEN P. GIBSON Stephen P. Gibson	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	June 17, 2010

/S/ ELIZABETH A. HALEY Elizabeth A. Haley	Vice President and Controller (Principal Accounting Officer)	June 17, 2010

Index to Exhibits

Exhibit Number	Description
1.1	Purchase Agreement dated December 6, 2002 by and among ACC, Deutsche Bank Securities Inc. and Fleet Securities, Inc. (Incorporated by reference to Exhibit 1 of the Company’s Form 10-K, No. 333-02302, dated December 17, 2002)

1.2	Purchase Agreement dated January 28, 2003 by and among ACC, Deutsche Bank Securities Inc. and Fleet Securities, Inc. (Incorporated by reference to Exhibit 1.2 of the Company’s Quarterly Report on Form 10-Q, No. 333-02302, dated February 3, 2003)

3.1	Certificate of Incorporation of ACC. (Incorporated by reference to Exhibit 3.1 of Company’s Registration Statement on Form S-4, No. 333-02302, dated March 12, 1996)

3.2	Bylaws of ACC. (Incorporated by reference to Exhibit 3.2 of Registrant’s Registration Statement on Form S-4, No. 333-02302, dated March 12, 1996)

4.1	Indenture dated as of December 20, 2002 between ACC and State Street Bank and Trust Company, as Trustee, relating to the 7 3/4% Senior Subordinated Notes due 2012. (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 8-K, No. 333-02302, dated December 23, 2002)

4.2	Supplemental Indenture dated as of February 6, 2003 between ACC and U.S. Bank National Association (successor-in-interest to State Street Bank and Trust Company), as Trustee, to the Indenture dated as of December 20, 2002 between ACC and State Street Bank and Trust Company, as Trustee, relating to the 7 3/4% Senior Subordinated Notes due 2012. (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 8-K, No. 333-02302, dated February 6, 2003)

4.3	Form of 7 3/4% Series B Senior Subordinated Notes due 2012. (Incorporated by reference to Exhibit 4.7 of the Company’s Quarterly Report on Form 10-Q, No. 333-02302, dated February 3, 2003)

4.4	Credit Agreement dated as of August 23, 2005 by and among ACC, certain financial institutions, and Bank of America, N.A., as the Administrative Agent, and Deutsche Bank Securities Inc., as the Syndication Agent. (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 8-K, No. 333-02302, dated August 23, 2005)

4.5	Amendment No. 1 to Loan Documents, dated February 5, 2009 by and among ACC, certain of its subsidiaries, certain financial institutions, and Bank of America, N.A., as the Administrative Agent, and Deutsche Bank Securities Inc., as the Syndication Agent. (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 8-K, No. 333-02302, dated February 5, 2009)

4.6	Amendment No. 2 to Credit Agreement, dated November 13, 2009 by and among ACC, certain of its subsidiaries, certain financial institutions, and Bank of America, N.A., as the Administrative Agent, and Deutsche Bank Securities Inc., as the Syndication Agent. (Incorporated by reference to Exhibit 4.6 of the Company’s Report on Form 10-K, No. 333-02302, dated December 18, 2009)

4.7	Amendment No. 3 to Credit Agreement and Amendment No. 2 to Collateral Assignment dated as of April 29, 2010 among ACC, its subsidiaries, the banks, financial institutions and other institutional lenders, Bank of America, N.A., as Administrative Agent, and Deutsche Bank Securities Inc., as Syndication Agent. (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 8-K, No. 333-02302, dated May 3, 2010)

4.8	Security Agreement dated as of April 29, 2010 made by ACC and its subsidiaries to Bank of America, N.A., as Agent. (Incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 8-K, No. 333-02302, dated May 3, 2010)

4.9	Intellectual Property Security Agreement dated April 29, 2010 made by ACC and its subsidiaries to Bank of America, N.A., as Agent. (Incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 8-K, No. 333-02302, dated May 3, 2010)

4.10	Indenture dated as of April 30, 2010 between ACC and U.S. Bank National Association, as trustee, relating to the 8% Senior Notes due 2018. (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 8-K, No. 333-02302, dated May 3, 2010)

5.1*	Opinion of Fulbright & Jaworski L.L.P.

10.1	Registration Rights Agreement by and among ACC, Deutsche Bank Securities Inc. and Fleet Securities Inc. dated December 20, 2002. (Incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, No. 333-02302, dated February 3, 2003)

10.2	Registration Rights Agreement by and among ACC, Deutsche Bank Securities Inc. and Fleet Securities Inc. dated February 6, 2003. (Incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-4, No. 333-02302, dated April 11, 2003)

10.3	Primary Television Affiliation Agreement (WSET, Incorporated) (with a schedule attached for other stations’ substantially identical affiliation agreements). (Incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q, No. 333-02302, dated May 13, 2004)**

10.4	Tax Sharing Agreement effective as of September 30, 1991 by and among Perpetual Corporation, ACC and ALLNEWSCO, Inc., amended as of October 29, 1993. (Incorporated by reference to Exhibit 10.11 of Company’s Registration Statement on Form S-4, No. 333-02302, dated March 12, 1996)

10.5	Second Amendment to Tax Sharing Agreement effective as of October 1, 1995 by and among Perpetual Corporation, ACC and ALLNEWSCO, Inc. (Incorporated by reference to Exhibit 10.9 of the Company’s Form 10-K, No. 333-02302, dated December 22, 1998)

10.6	Pledge Agreement dated as of August 23, 2005 by and among ACC, Allbritton Group, Inc., Allfinco, Inc., and Bank of America, N.A., as Agent. (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 8-K, No. 333-02302, dated August 23, 2005)

10.7	Unlimited Guaranty dated as of August 23, 2005 by each of the subsidiaries of ACC in favor of Bank of America, N.A., as Administrative Agent. (Incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 8-K, No. 333-02302, dated August 23, 2005)

10.8	Collateral Assignment of Proceeds and Security Agreement dated as of August 23, 2005 by and among certain subsidiaries of ACC and Bank of America, N.A., as Agent. (Incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 8-K, No. 333-02302, dated August 23, 2005)

10.9	Purchase Agreement dated April 22, 2010 by and among ACC, Deutsche Bank Securities Inc. and Banc of America Securities LLC as representatives for the initial purchasers. (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 8-K, No. 333-02302, dated April 27, 2010)

10.10	Registration Rights Agreement dated as of April 30, 2010 among ACC, Deutsche Bank Securities Inc. and Banc of America Securities LLC. (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 8-K, No. 333-02302, dated May 3, 2010)

12.1*	Statement regarding computation of ratio of earnings to fixed charges.

14	Code of Ethics for Senior Financial Officers. (Incorporated by reference to Exhibit 14 of the Company’s Form 10-K, No. 333-02302, dated December 12, 2003)

21.1	Subsidiaries of ACC (Incorporated by reference to Exhibit 21 of the Company’s Annual Report on Form 10-K, No. 333-02302, dated December 18, 2009)

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)

25.1*	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Trustee

99.1*	Form of Letter of Transmittal

99.2*	Form of Notice of Guaranteed Delivery

99.3*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.4*	Form of Letter from Broker to Beneficial Holders

*	Filed herewith
**	Portions have been omitted pursuant to a request for confidential treatment